Exhibit 99.1

TABLE OF CONTENTS Page CERTAIN TERMS AND CONVENTIONS. 1 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS . 2 PRESENTATION OF FINANCIAL AND OTHER INFORMATION. 4 SELECTED FINANCIAL DATA. 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS . 7 RECENT DEVELOPMENTS. 25 SIGNATURES . 29 FINANCIAL STATEMENTS . 30

CERTAIN TERMS AND CONVENTIONS All references in this Form 6-K to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries and affiliates, except where specified or differently required by the context; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “preferred shares” are references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or BNY Mellon. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. Additionally, unless specified or the context indicates otherwise, the following definitions apply throughout this Form 6-K: • “Itaú Unibanco” means Itaú Unibanco S.A., together with its consolidated subsidiaries; • “Itaú BBA” means Banco Itaú BBA S.A., together with its consolidated subsidiaries; • “Itaú Corpbanca” means Itaú Corpbanca, together with its consolidated subsidiaries; and • “Central Bank” means the Central Bank of Brazil. Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this report on Form 6-K are explained or detailed in the glossary of terms beginning on page 253 to our annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 28, 2022, or our 2021 Form 20-F.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS This report on Form 6-K contains statements that are or may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks: The economic, financial, political, public health and other effects of the outbreak of the 2019 strain of coronavirus, including variants (“COVID-19”), or other pandemics, epidemics and similar crises, and governmental responses thereto, particularly as such factors impact Brazil and the other markets in which we operate and continue to cause severe ongoing negative macroeconomic effects and disruptions to financial markets and the global economy, with a significant impact on the ability of businesses, including ours, to operate normally, thus heightening many of the other risks described in the “Risk Factors” section of our 2021 Form 20-F; General economic, political and business conditions both in Brazil and abroad, including, in Brazil, developments and the perception of s in connection with volatility related to the 2022 presidential elections in Brazil, ongoing corruption and other investigations and increasing fractious relations and infighting within the administration of President Bolsonaro, as well as policies and potential changes to address these matters or otherwise, including economic and fiscal reforms and in response to the ongoing effects of the COVID-19 pandemic, any of which may negatively affect growth prospects in the Brazilian economy as a whole; Fluctuations in inflation, interest rates and exchange rates in Brazil and the other markets in which we operate, which have been particularly volatile as a result of the ongoing effects of the COVID-19 pandemic; Our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the impacts of, the COVID-19 pandemic on our business, operations, cash flow, prospects, liquidity and financial condition; The duration and spread of the COVID-19 pandemic and the outbreak of diseases or similar public health threats; General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets; General economic and political conditions, in particular in the countries where we operate, escalating military tension between Russia and Ukraine, terrorism, or other geopolitical events; Government regulations and tax laws and amendments to such regulations and laws; Developments in high-profile investigations currently in progress and their impact on customers or on our tax exposures; Disruptions and volatility in the global financial markets; Increases in compulsory deposits and reserve requirements; Our level of capitalization; Costs and availability of funding;

Increases in defaults by borrowers and other loan delinquencies, which result in increases in loan loss allowances; Regulation and liquidation of our business on a consolidated basis; Failure or hacking of our security and operational infrastructure or systems; Our ability to protect personal data; Strengthening of competition and industry consolidation; Changes in our loan portfolio and changes in the value of our securities and derivatives; Customer losses or losses of other sources of revenues; Our ability to execute our strategies and capital expenditure plans and to maintain and improve our operating performance; Our exposure to Brazilian public debt; Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves; The effectiveness of our risk management policy; Damage to our reputation; The capacity of our controlling stockholder to conduct our business; Difficulties during the integration of acquired or merged businesses; Adverse legal or regulatory disputes or proceedings; Effects from socio-environmental issues, including new and/or more stringent regulations relating to these issues; and Other risk factors as set forth in our 2021 Form 20-F. The words “believe,” “may,”will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. Considering these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Form 6-K might not occur. Our actual results and performance could differ substantially from those anticipated in such forward-looking statements. Given the uncertainties of forward-looking statements, we cannot assure you that projected results or events will be achieved and we caution you not to place undue reliance on these statements.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION The information found in this Form 6-K is accurate only as of the date of such information or as of the date of this Form 6-K, as applicable. Our activities, our financial position and assets, the results of transactions and our prospects may have changed since that date. Information contained in or accessible through our website or any other websites referenced herein does not form part of this Form 6-K unless we specifically state that it is incorporated by reference and forms part of this Form 6-K. All references in this Form 6-K to websites are inactive textual references and are for information only. Effect of Rounding Certain amounts and percentages included in this Form 6-K, including in the section of this Form 6-K entitled “Operating and Financial Review and Prospects” have been rounded for ease of presentation. Percentage figures included in this Form 6-K have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this Form 6-K may vary from those obtained by performing the same calculations using the figures in our unaudited interim consolidated financial statements. Certain other amounts that appear in this Form 6-K may vary slightly and figures shown as totals in certain tables may not be an arithmetical aggregation of the figures preceding them. About our Financial Information The reference date for the quantitative information derived from our balance sheet included in this Form 6-K is as of March 31, 2022 and December 31, 2021 and the reference dates for information derived from our statement of income are the three-month periods ended March 31, 2022 and 2021, except where otherwise indicated. Our unaudited interim consolidated financial statements as of March 31, 2022 and for the three-month period then ended and as of December 31, 2021, included at the end of this Form 6-K, are prepared in accordance with International Accounting Standards (IAS) 34 - “Interim Financial Reporting” issued by the International Accounting Standards Board (IASB). Our unaudited interim consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021 were reviewed in accordance with Brazilian and International Standards on Auditing by PricewaterhouseCoopers Auditores Independentes Ltda. (“PwC”), our independent auditors. Such financial statements are referred to herein as our unaudited interim consolidated financial statements. Please see “Note 30 - Segment Information” to our unaudited interim consolidated financial statements for further details about the main differences between our management reporting systems and our unaudited interim consolidated financial statements prepared in accordance with IFRS issued by the IASB.

SELECTED FINANCIAL DATA We present below our selected financial data derived from our unaudited interim consolidated financial statements included in this Form 6-K. Our unaudited interim consolidated financial statements are presented as of March 31, 2022 and for the three-month period then ended and have been prepared in accordance with IAS 34 as issued by IASB. Additionally, we present a summarized version of our Consolidated Statement of Income, Balance Sheet and Statement of Cash Flows in the section “Operating and Financial Review and Prospects.” The following selected financial data should be read together with “Presentation of Financial and Other Information” and “Operating and Financial Review and Prospects.”

Income Information	For the three-month period ended March 31, 2022	2021	Variation
	(In millions of R$, except percentages and basis points)		%
Operating Revenues	34,963	28,273	23.7
Net interest income[1]	21,080	17,100	23.3
Non-interest income[2]	13,883	11,173	24.3
Expected Loss from Financial Assets and Claims	(6,604)	(2,017)	227.4
Other operating income (expenses)	(19,226)	(17,718)	8.5
Net income attributable to owners of the parent company	6,651	5,684	17.0
Recurring Managerial Return on Average Equity - Annualized - Consolidated [3]	18.7%	17.8%	90 bps
Return on Average Equity – Annualized - Consolidated[4]	17.4%	15.7%	170 bps

(1) Includes: (i) interest and similar income; (ii) interest and similar expenses; (iii) income of financial assets and liabilities at fair value through profit or loss; and (iv) foreign exchange results and exchange variations in foreign transactions.

(2) Includes commissions and banking fees, income related to insurance and private pension operations before claim and selling expenses and other income.

(3) The Recurring Managerial Return on Average Equity is obtained by dividing the Recurring Managerial Result (R$7,134 million and R$6,473 million in the three-month periods ended March 31, 2022 and 2021, respectively) by the Average Stockholders' Equity adjusted by the dividends proposed (R$152,865 million and R$145,124 million in the three-month periods ended March 31, 2022 and 2021, respectively). The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the dividends proposed after the balance sheet closing dates, which have not yet been approved at annual Stockholders' or Board meetings.

(4) The return on average equity is calculated by dividing the Net Income (R$6,651 million and R$5,684 million in the three-month periods ended March 31, 2022 and 2021, respectively) by the Average Stockholders' Equity adjusted by the dividends proposed (R$152,865 million and R$145,124 million in the three-month periods ended March 31, 2022 and 2021, respectively). This average considers the Stockholders' Equity from the four previous quarters. The quotient of this division was multiplied by the number of periods in the year to arrive at the annual ratio. The calculation bases of returns were adjusted by the proposed dividend amounts after the balance sheet dates not yet approved at the annual shareholders 'meeting or at the Board of Directors' meetings.

Balance Sheet Information	As of March 31, 2022	As of December 31, 2021	Variation
	(In millions of R$, except percentages and basis points)		%
Total assets	2,069,267	2,069,206	-
Total loans and finance lease operations	819,153	822,590	(0.4)
(-) Provision for expected loss	(42,664)	(41,079)	3.9
Common Equity Tier I Ratio - in %	11.1%	11.3%	-20 bps
Tier I Ratio - in %	12.5%	13.0%	-50 bps
Total Capital Ratio - in %	13.9%	14.7%	-80 bps

Other Information	For the three-month period ended, March 31, 2022	2021	Variation %
Net income per share – R$ [1]	0.68	0.58	17.2
Weighted average number of outstanding shares - basic	9,793,508,148	9,768,539,887	0.3
Total Number of Employees	100,553	97,097	3.6
Brazil	88,260	84,415	4.6
Abroad	12,293	12,682	(3.1)
Total Branches and CSBs – Client Service Branches	4,215	4,334	(2.7)
ATM – Automated Teller Machines [2]	44,325	45,319	(2.2)

(1) Calculated based on the weighted average number of outstanding shares for the period.

(2) Includes ESBs (electronic service branches) and service points at third-party locations and Banco24Horas ATMs.

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OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our unaudited interim consolidated financial statements and accompanying notes and other financial information included elsewhere in this Form 6-K and the description of our business in "Item 4. Information on the Company" in our 2021 Form 20-F. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set forth in "Forward-Looking Statements" herein and in our 2021 Form 20-F.

Results of Operations

The table below presents our summarized consolidated statement of income for the three-month periods ended March 31, 2022 and 2021. The interest rates cited are expressed in Brazilian *reais* and include the effect of the variation of the *real* against foreign currencies. For more information on the products and services we offer, see "Item 4. Information on the Company" in our 2021 Form 20-F.

Please see our unaudited interim consolidated financial statements for further details about our Consolidated Statement of Income.

Summarized Consolidated Statement of Income	For the three-month period ended March 31,		Variation	
	2022	2021	R$ million	%
	(In millions of R$)			
Operating revenues	**34,963**	**28,273**	**6,690**	**23.7**
Net interest income[(1)]	21,080	17,100	3,980	23.3
Non-interest income[(2)]	13,883	11,173	2,710	24.3
Expected loss from financial assets and claims	**(6,604)**	**(2,017)**	**(4,587)**	**227.4**
Other operating income (expenses)	**(19,226)**	**(17,718)**	**(1,508)**	**8.5**
Net income before income tax and social contribution	**9,133**	**8,538**	**595**	**7.0**
Current and deferred income and social contribution taxes	(2,198)	(2,318)	120	(5.2)
Net income	**6,935**	**6,220**	**715**	**11.5**
Net income attributable to owners of the parent company	**6,651**	**5,684**	**967**	**17.0**

(1) Includes:

(i) interest and similar income (R$37,366 million and R$29,974 million in the three-month periods ended March 31, 2022 and 2021, respectively);

(ii) interest and similar expenses (R$(30,373) million and R$(15,334) million in the three-month periods ended March 31, 2022 and 2021, respectively);

(iii)income of financial assets and liabilities at fair value through profit or loss (R$1,652 million and R$5,364 million in the three-month periods ended March 31, 2022 and 2021, respectively); and

(iv) foreign exchange results and exchange variations in foreign transactions (R$12,435 million and (R$2,904) million in the three-month periods ended March 31, 2022 and 2021, respectively).

(2) Includes commissions and banking fees, Income from insurance and private pension operations before claim and selling expenses and other income.

Three-month period ended March 31, 2022, compared to three-month period ended March 31, 2021.

Net income attributable to owners of the parent company increased by 17.0% to R$6,651 million for the three-month period ended March 31, 2022, from R$5,684 million for the same period of 2021. This result is mainly due to a 23.7% increase in operating revenues, partially offset by a 227.4% increase in expected loss from financial assets and claims. These line items are further described below:

Net interest income increased by R$3,980 million, or 23.3%, for the three-month period ended March 31, 2022, compared to the same period of 2021, mainly due to (i) an increase of R$15,339 million in foreign exchange results and exchange variations in foreign transactions, due to the exchange rate variations during the period; and (ii) an increase of

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R$7,392 million in interest and similar income, due to the increase of R$4,275 million in loan operations income and an increase of R$2,097 million in income of securities purchased under agreements to resell, which was offset by a decrease of R$2,677 million in financial assets at fair value through other comprehensive income. These increases were partially offset by an increase of R$15,039 million in interest and similar expenses. Brazilian tax legislation provides for gains and losses arising from exchange rate variations on permanent foreign investments must be included in the tax calculation basis, based on their nature, as well as foreign-exchange variations on the hedged portions of foreign investments which, according to the rules provided by Law No. 14,031 of July 28, 2020, must be included in the proportion of 50% in 2021 and 100% from 2022 on. Our investments abroad with risk coverage had their hedges 100% adjusted on December 31, 2021, in accordance with Law No. 14,031 of July 28, 2020. Accordingly, the depreciation of the real against foreign currencies, especially the U.S. dollar, generates losses on our hedging instruments abroad. Conversely, the appreciation of the real against foreign currencies, generates gains on our hedging instruments abroad. This affected our tax expenses recorded in the line items “current and deferred income and social contribution taxes“ and “other operating income (expenses)“. The nominal appreciation of the real against the U.S. dollar was 16.8% comparing March 31, 2022 with March 31, 2021, and the nominal depreciation of the real against the U.S. dollar was 9.6% comparing March 31, 2021 with March 31, 2020. The fiscal effect on the hedging instruments for our investments abroad resulted in a loss of R$41 million for the three-month period ended March 31, 2022, compared to a gain of R$2,394 million for the same period of 2021. Considering the fiscal effect on the hedging instruments for our investments abroad mentioned above in current and deferred income and social contribution taxes and tax expenses, net interest income increased by R$1,545 million for the three-month period ended March 31, 2022, compared to the same period of 2021. o Interest and similar income increased by 24.7% for the three-month period ended March 31, 2022, compared to the same period of 2021, due to higher revenues from credit transactions, given the positive effect of the increase of the portfolio associated with the gradual change in the portfolio mix to retail sector- related lending, the highlight being the increase observed in credit card financing facilities, overdraft accounts and personal loans, products that have better rates. These positive effects were partially offset by lower rates on credit products. As of March 31, 2022, the SELIC rate was 11.75% per annum compared to 2.75% per annum as of March 31, 2021. o Interest and similar expenses increased by 98.1% for the three-month period ended March 31, 2022 compared to the same period of 2021, due to: (i) an increase of R$6,269 million in expenses from technical provisions for insurance and private pension, due to an increase in private pension plan liabilities indexed to the IBOVESPA and the SELIC rate; (ii) an increase of R$5,700 million in expenses from deposits indexed to the CDI rates; and (iii) an increase of R$3,981 million in expenses from securities sold under repurchase agreements. The increases mentioned above are related to the increase in interest rates. Please see “Note 21—Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss“ to our unaudited interim consolidated financial statements for further details on interest and similar expenses. Non-interest income increased by 24.3% to R$13,883 million for the three-month period ended March 31, 2022 compared to the same period of 2021. This increase was mainly due to a 13.9%, or R$1,360 million, increase in commissions and banking fees, driven by (i) higher revenues from credit and debit card activities, both issuing and acquiring; and (ii) higher revenues from insurance products, as a result of increases in premiums earned and revenues from premium bonds.

The following chart shows the main components of our banking service fees for the three-month periods ended March 31, 2022, and 2021: [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE] Please see “Note 22 “ Commissions and Banking Fees“ to our unaudited interim consolidated financial statements for further details on banking service fees. Expected Loss from Financial Assets and Claims Our expected loss from financial assets and claims increased by R$4,587 million, or 227.4%, for the three-month period ended March 31, 2022, compared to the same period of 2021, mainly due to an increase in expected loss with loan and lease operations of R$4,519 million for the three-month period ended March 31, 2022, compared to the same period of 2021. This variation was due to an increase in our credit portfolio and higher provisions in the retail business in Brazil, a result of the increase in origination in unsecured consumer credit products. Considering provisions with operations without credit granting characteristics, expected loss on financial assets and claims increased by 100.4% in the three-month period ended March 31, 2022 compared to the same period of 2021. Please see “Note 10“ Loan and Lease operations“ to our unaudited interim consolidated financial statements for further details on our loan and lease operations portfolio. o Non-performing loans: We calculate our 90-day non-performing loan (“NPL“) ratio as the value of our 90-days non-performing loans to our loan portfolio. As of March 31, 2022, our 90-day NPL ratio was 3.0%, an increase of 30 basis points compared to March 31, 2021. This increase was due to the increase of 20 basis points in the 90-day NPL ratio in respect of our individuals loan portfolio, with higher delinquency rates for individuals in Brazil, especially in our credit card, vehicle financing and payroll loans portfolios. Despite this increase, the ratio remains at a historically low level.

We calculate our 15 to 90 days non-performing loan ratio as the value of our 15 to 90 days non-performing loans to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency. As of March 31, 2022, our 15 to 90 days NPL ratio was 2.1%, an increase of 10 basis points when compared to March 31, 2021. During this period our 15 to 90-day NPL ratio increased by 30 basis points in respect of our individuals loan portfolio, which is returning to its historical level, mainly due to higher delinquency rates in the credit card and vehicle financing portfolios, which were partially offset by a decrease of 20 basis points in the 15 to 90-day NPL ratio of our companies loan portfolio, which was mainly due to the improved credit quality of recent vintages, as of March 31, 2022 compared to March 31, 2021. The chart below shows a comparison of both NPL ratios for each quarter as of March 31, 2021, through March 31, 2022: o Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of March 31, 2022, our coverage ratio in accordance with accounting practices adopted in Brazil (BRGAAP) was 232% compared to a ratio of 298% as of March 31, 2021. This decrease was mainly due to an increase in NPL 90-day loans. However, our expected loss provisioning model maintains the appropriate level of provision taking into account the financial conditions of our clients and the change in the macroeconomic scenario. The chart below shows a comparison in the coverage ratios for each quarter as of March 31, 2021, through March 31, 2022: Other Operating Income (Expenses) increased by 8.5% to an expense of R$19,226 million for the three-month period ended March 31, 2022, from an expense of R$17,718 million for the same period of 2021. This increase was mainly due to the R$821 million, or 48.3%, increase in our tax expenses, and a R$415 million, or 2.5%, increase in our general and administrative expenses for the three-month period ended March 31, 2022, despite the accumulated inflation of 11.3% in the period. This increase was due primarily to the effects of the annual collective wage agreement, the higher number of employees in the period, higher expenses referring to facilities and materials, marketing campaigns in the media, and depreciation and amortization. Please see “Note 23“General and Administrative Expenses“ to our unaudited interim consolidated financial statements for further details. Current and deferred income and social contribution taxes amounted to an expense of R$2,198 million for the three-month period ended March 31, 2022, from an expense of R$2,318 million in the three-month period ended March 31, 2021. This was partially due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “Net interest income“, which amounted a gain of R$246 million for the three-month period ended March 31, 2022, compared to a gain of R$2,128 million for the same period of 2021. Disregarding this fiscal effect, current and deferred income and social contribution taxes decreased by R$2,002 million during this period. Please see “Note 24 “ Taxes“ to our unaudited interim consolidated financial statements for further details. Basis for Presentation of Segment Information We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes.

Segment information is not prepared in accordance with IFRS issued by the IASB but based on accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. It also includes the following adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion or inclusion of extraordinary items from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad.

Extraordinary items correspond to relevant events (with a positive or negative accounting effect) identified in our results of operations for each relevant period. We apply a historically consistent methodology (approved by our governance procedures) pursuant to which, relevant events are either not related to our core operations or are related to previous fiscal years. The provisions for restructuring are extraordinary items and, as such, do not impact the results and analysis regarding our segment information below.

For more information on our segments, see "Item 4. Information on the Company" in our 2021 Form 20-F and "Note 30 – Segment Information" to our unaudited interim consolidated financial statements.

We present below the summarized results from our operating segments from January 1, 2022 to March 31, 2022:

Summarized Consolidated Statement of Income from January 1, 2022 to March 31, 2022[1]	Retail Business (a)	Wholesale Business (b)	Activities with the Market + Corporation (c)	Total (a)+(b)+(c)	Adjustments	IFRS consolidated[2]
				(In millions of R$)		
Operating revenues	21,164	10,683	1,188	33,035	1,928	34,963
Cost of Credit	(6,446)	(522)	-	(6,968)	752	(6,216)
Claims	(387)	(2)	-	(389)	1	(388)
Other operating income (expenses)	(10,257)	(4,496)	(36)	(14,789)	(4,437)	(19,226)
Income tax and social contribution	(1,305)	(1,771)	(103)	(3,179)	981	(2,198)
Non-controlling interest in subsidiaries	(38)	(238)	(73)	(349)	65	(284)
Net income	**2,731**	**3,654**	**976**	**7,361**	**(710)**	**6,651**

(1) The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings "(a) Retail Business", "(b) Wholesale Business" and "(c) Activities with the Market + Corporation".
The adjustments column includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad.
The IFRS consolidated column is the total result of our three segments plus adjustments.
(2) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

The following discussion should be read in conjunction with our unaudited interim consolidated financial statements, especially "Note 30 – Segment Information." The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with the accounting practices adopted in Brazil) and those calculated according to the principles adopted in our unaudited interim consolidated financial statements in IFRS.

<u>Three-month period ended March 31, 2022, compared to the three-month period ended March 31, 2021:</u>

(a) Retail Business

This segment consists of business with retail customers, account holders and non-account holders, individuals and

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legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.

The following table sets forth our summarized consolidated statement of income with respect to our Retail Business segment for the three-month periods ended March 31, 2022, and 2021:

Summarized Consolidated Statement of Income - Retail Business	For the three-month period ended March 31,		Variation	
	2022	2021	R$ million	%
	(In millions of R$)			
Operating revenues	21,164	17,557	3,607	20.5
Interest margin	12,686	9,966	2,720	27.3
Non-interest income [(1)]	8,478	7,591	887	11.7
Cost of credit and claims	(6,833)	(4,403)	(2,430)	-
Other operating income (expenses)	(10,257)	(9,562)	(695)	7.3
Income tax and social contribution	(1,305)	(1,279)	(26)	-
Non-controlling interest in subsidiaries	(38)	(102)	64	(62.6)
Net income	**2,731**	**2,210**	**520**	**23.5**

(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

Net income from Retail Business increased by 23.5%, to R$2,731 million for the three-month period ended March 31, 2022, from R$2,210 million for the same period of 2021. These results are explained as follows:

Operating revenues: increased by R$3,607 million for the three-month period ended March 31, 2022, compared to the same period of 2021, due to an increase of 27.3% in interest margin, as a result of a higher volume of credit. Revenues from insurance were also higher driven by the increase in earned premiums. Moreover, non-interest income increased by 11.7% in the three-month period ended March 31, 2022, compared to the same period of 2021, driven by the increase in commissions and fees, especially higher gains from credit and debit cards, as a result of an increase in the transaction volume, both in the issuer and acquirer segments.

Cost of credit and claims increased by R$2,430 million for the three-month period ended March 31, 2022, compared to the same period of 2021, due to an increase in provisions for loan losses and in discounts granted, due to the portfolio increase in the retail business segment.

Other operating income (expenses) increased by R$695 million for the three-month period ended March 31, 2022, compared to the same period of 2021, mainly due to higher personnel expenses, as a result of (i) the annual collective wage agreement and the increase in the number of employees, and (ii) higher tax expenses for PIS – *Programa de Integração Social* (Social Integration Program), COFINS – *Contribuição Para o Financiamento da Seguridade Social* (Social Security Financing Contribution)and other taxes, related to the increased revenue.

Income tax and social contribution for the retail business segment, as well as for the Wholesale Business and Activities with

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the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above under "Net income attributable to owners of the parent company - Current and deferred income and social contribution taxes," our current and deferred income and social contribution taxes increased mainly as a result of an increase in income before tax and social contribution.

(b) Wholesale Business

This segment consists of products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and investment banking operations.

The following table sets forth our summarized consolidated statement of income with respect to our Wholesale Business segment for the three-month periods ended March 31, 2022, and 2021:

Summarized Consolidated Statement of Income - Wholesale Business	For the three-month period ended March 31,		Variation	
	2022	2021	R$ million	%
	(In millions of R$)			
Operating revenues	10,683	8,614	2,069	24.0
Interest margin	7,198	5,304	1,894	35.7
Non-interest income [1]	3,485	3,310	176	5.3
Cost of credit and claims	(524)	(64)	(460)	-
Other operating income (expenses)	(4,497)	(4,350)	(147)	3.4
Income tax and social contribution	(1,771)	(1,620)	(151)	-
Non-controlling interest in subsidiaries	(238)	(126)	(112)	88.5
Net income	**3,654**	**2,453**	**1,201**	**49.0**

(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

Net income from Wholesale Business increased by 49.0%, to R$3,654 million for the three-month period ended March 31, 2022 from R$2,453 million for the same period of 2021. These results are explained as follows:

Operating revenues: increased by R$2,069 million, or 24.0%, for the three-month period ended March 31, 2022 compared to the same period of 2021, due to:

(i) an increase of 35.7% in the interest margin, driven by the higher volume of credit operations; and

(ii) an increase of 5.3% in non-interest income, especially due to income from advisory and brokerage services, which increased by R$763 million, mainly due to increased activity in the capital markets. As of March 31, 2022, we participated in 32 local operations, which included debentures, promissory notes and securitization transactions, which totaled R$7.5 billion, ranking first in volume and in number of operations pursuant to a ranking published by ANBIMA – *Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais* (Brazilian Financial and Capital Markets Association). In the equity markets, we participated in 7 operations (including Block Trades) with a

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volume of R$2.1 billion, ranking second in Dealogic“s ranking. We also provided financial advisory services for 12 M&A transactions in Brazil, totaling R$11 billion and were ranked second place in number of M&A deals by Dealogic. Cost of credit and claims increased by R$460 million for the three-month period ended March 31, 2022 compared to the same period of 2021 driven by higher provisions for loan losses, due to the reversal of provisions during the first quarter of 2021 as a result of the upgrade of the risk rating of certain wholesale clients. Income tax and social contribution for this segment, as well as for the Retail Banking and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to an increase in income before tax and social contribution. (c) Activities with the Market + Corporation This segment consists of results from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, treasury operating costs, and equity in earnings of companies not included in either of the other segments. The following table sets forth our summarized consolidated statement of income with respect to our Activities with the Market + Corporation segment for the three-month periods ended March 31, 2022, and 2021:
Summarized Consolidated Statement of Income— For the three-month period ended March 31, Variation
Activities with the Market + Corporation 2022 2021 R$ million% (In millions of R$)
Operating revenues 1,188 3,858 (2,670) (69.2) Interest margin 1,163 3,364 (2,201) (65.4) Non-interest income (1) 24 495 (470) (95.1) Cost of credit and claims— (0) 0—Other operating income (expenses) (35)(317) 281 (88.8) Income tax and social contribution(103)(1,489) 1,386—Non-controlling interest in subsidiaries (73) (318) 245(76.8) Net income 976 1,734(759)(43.8) (1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues. Net income from Activities with the Market + Corporation decreased by R$ 759 million, or 43.8%, for the three-month period ended March 31, 2022, compared to the same period of 2021. We recorded a decrease in interest margin, mainly in Banking book. In addition, our interest margin was affected by the fact that, since the end of May 2021, we no longer consolidate the results of XP Investimentos S.A.
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Income tax and social contribution for this segment, as well as for the Retail Banking and Wholesale Banking segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to an increase in income before tax and social contribution. Balance Sheet We present below our summarized balance sheet as of March 31, 2022 and December 31, 2021. Please see our unaudited interim consolidated financial statements for further details about our Consolidated Balance Sheet. [GRAPHIC APPEARS HERE] March 31, 2022, compared to December 31, 2021. Total assets increased by R$61 million, as of March 31, 2022, compared to December 31, 2021, mainly due to an increase in financial assets at fair value through profit or loss and financial assets at amortized cost, partially offset by a decrease in financial assets at fair value through other comprehensive income. This result is further described below: Financial assets at amortized cost increased by R$9,141 million, or 0.7%, as of March 31, 2022, compared to December 31, 2021, mainly due to an increase in interbank deposits, securities purchased under agreements to resell and securities at amortized cost. Interbank deposits, securities purchased under agreements to resell, securities at amortized cost and voluntary investments with the Central Bank of Brazil increased by R$21,501 million, or 5.5%, as of March 31, 2022 compared to December 31, 2021, mainly due to the increase of R$22,493 million in securities, mainly in Brazilian government securities, Chilean government securities and debentures. Please see “Note 4—Interbank Deposits and Securities Purchased Under Agreements to Resell“ to our unaudited interim consolidated financial statements for further details.

Loan and lease operations portfolio decreased by R$3,437 million, or 0.4%, as of March 31, 2022, compared to December 31, 2021. The increase of R$14,951 million in our individuals loan portfolio, mainly driven by increases of 7.6% in personal loans, 5.5% in mortgage loans and 4.4% in credit cards, was offset by the decrease of R$19,594 million in loans in Latin America, especially in Chile, driven by the volatility of foreign exchange variations. [GRAPHIC APPEARS HERE] Please see “Note 10“Loan and Lease Operations“ to our unaudited interim consolidated financial statements for further details. Financial assets at fair value through other comprehensive income decreased by R$28,207 million, or 26.7% as of March 31, 2022, compared to December 31, 2021, mainly due to the decrease of R$24,132 million in Brazilian government securities. Please see “Note 8 “ Financial Assets at Fair Value Through Other Comprehensive Income “ Securities“ to our unaudited interim consolidated financial statements for further details. Financial assets at fair value through profit or loss increased by R$ 21,360 million, or 4.9%, as of March 31, 2022, compared to December 31, 2021, mainly due to the R$17,776 million increase in securities, especially in Brazilian government securities and investment funds. We present below our summarized balance sheet “ liabilities and stockholders“ equity as of March 31, 2022 and December 31, 2021. Please see our unaudited interim consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Liabilities and Stockholders' Equity	As of		Variation	
	March 31, 2022	December 31, 2021	R$ million	%
	(In millions of R$)			
Financial Liabilities	1,611,902	1,621,786	(9,884)	(0.6)
At Amortized Cost	1,542,075	1,553,107	(11,032)	(0.7)
Deposits	807,043	850,372	(43,329)	(5.1)
Securities sold under repurchase agreements	256,642	252,848	3,794	1.5
Interbank market funds, Institutional market funds and other financial liabilities	478,390	449,887	28,503	6.3
At Fair Value Through Profit or Loss	64,534	63,479	1,055	1.7
Provision for Expected Loss	5,293	5,200	93	1.8
Provision for insurance and private pensions	218,739	214,976	3,763	1.8
Provisions	20,360	19,592	768	3.9
Tax liabilities	4,670	6,246	(1,576)	(25.2)
Other liabilities	50,655	42,130	8,525	20.2
Total liabilities	**1,906,326**	**1,904,730**	**1,596**	**0.1**
Total stockholders' equity attributed to the owners of the parent company	**152,866**	**152,864**	**2**	**-**
Non-controlling interests	10,075	11,612	(1,537)	(13.2)
Total stockholders' equity	**162,941**	**164,476**	**(1,535)**	**(0.9)**
Total liabilities and stockholders' equity	**2,069,267**	**2,069,206**	**61**	**-**

Total liabilities and stockholders' equity increased by R$61 million, as of March 31, 2022 compared to December 31, 2021, mainly due to an increase in interbank market funds, institutional market funds and other financial liabilities and provisions for insurance and private pension and other liabilities, offset by a decrease in deposits. These results are detailed as follows:

Deposits decreased by R$43,329 million as of March 31, 2022 compared to December 31, 2021, mainly due to a decrease of (i) R$ 26,820 million in time deposits, which were partially reinvested in financial bills; (ii) R$10,301 million in demand deposits; and (iii) R$6,721 million in saving deposits.

Please see "Note 15 – Deposits" to our unaudited interim consolidated financial statements for further details.

Securities sold under repurchase agreements increased by R$3,794 million, or 1.5%, as of March 31, 2022 compared to December 31, 2021, mainly due to an increase of R$10,023 million in assets received as collateral and R$5,924 million in assets pledged as collateral, especially government securities and foreign. This result was partially offset by a decrease of R$12,153 million in securities with right to sell or repledge the collateral.

Please see "Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds" to our unaudited interim consolidated financial statements for further details.

Interbank market funds, institutional market funds and other financial liabilities increased by R$28,503 million, or 6.3 %, as of March 31, 2022 compared to December 31, 2021, mainly due to an increase of R$41,630 in interbank market funds, as a result of the following increases: (i) R$13,727 million in real estate bills, mainly due to tax exemptions for individuals; (ii) R$12,183 million in financial bills; and (iii) R$10,910 million in import and export financings, as this line item is directly affected by exchange rate fluctuations. This increase was partially offset by a decrease of R$15,146 million in institutional market funds, especially R$13,130 million in subordinated debt as of March 31, 2022, compared to December 31, 2021.

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Please see "Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds" to our unaudited interim consolidated financial statements for further details.

Provision for insurance and private pensions increased by R$3,763 million, or 1.8%, as of March 31, 2022, compared to December 31, 2021, mainly due to an increase of R$ 12,833 million in redemptions in private pension plans, partially offset by a decrease of R$ 11,050 million in additions arising from premiums for private pension and new insurance contributions.

Other liabilities increased by R$8,525 million, or 20.2%, as of March 31, 2022, compared to December 31, 2021, mainly due to an increase of R$8,349 million in the line item charging and collection of taxes and similar and R$3,692 million in funds in transit, partially offset by a decrease of R$4,044 million in social and statutory liabilities.

Please see "Note 27 – Insurance Contracts and Private Pension" to our unaudited interim consolidated financial statements for further details.

Capital Management

Capital Adequacy

Through our ICAAP, we assess the adequacy of our capital to face the risks to which we are subject. For ICAAP, capital is composed of regulatory capital for credit, market and operational risks, and by the necessary capital to cover other risks.

In order to ensure our capital soundness and availability to support business growth, we maintain capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios.

Our Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in our Prudential Conglomerate which comprises not only financial institutions but also consortia (*consórcios*), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which we retain substantially all risks and rewards.

	As of March 31, 2022	As of December 31, 2021
	(In R$ million, except percentages)	
Available capital (amounts)		
Common Equity Tier I (CET I)	129,053	130,716
Tier I	145,402	149,912
Total capital	162,203	169,797
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,164,324	1,153,841
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier I ratio (%)	11.1%	11.3%
Tier I ratio (%)	12.5%	13.0%
Total capital ratio (%)	13.9%	14.7%
Additional CET I buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%) (1)	2.0%	2.0%
Countercyclical buffer requirement (%)²	0.0%	0.0%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET I specific buffer requirements (%)	3.0%	3.0%

(1) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

(2) The countercyclical capital buffer is fixed by the Financial Stability Committee and currently is set to zero.

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As of March 31, 2022, our Total Capital reached R$162,203 million, a decrease of R$7,594 million compared to December 31, 2021. Our Basel Ratio (calculated as the ratio between our Total Capital and the total amount of RWA) reached 13.9%, as of March 31, 2022, a decrease of 80 basis points compared to 14.7% as of December 31, 2021, driven by extraordinary items (mainly the acquisition of Itaú Corpbanca Colombia, as described in our 2021 Form 20-F, and the Voluntary Severance Program, as described in our unaudited interim consolidated financial statements) and a reduction in Tier I and Tier II debts. Additionally, the Fixed Assets Ratio (Índice de Imobilização) indicates the level of total capital committed to adjusted permanent assets. We are within the maximum limit of 50% of the adjusted total capital, as established by the Central Bank. As of March 31, 2022, our Fixed Assets Ratio reached 17.3%, which presents a buffer of R$ 53,056 million. Our Tier I ratio decreased 50 basis points in relation to December 31, 2021, driven by the extraordinary events (mainly the acquisition of Itaú Corpbanca Colombia, as described in our 2021 Form 20-F, and the Voluntary Severance Program, as described in our unaudited interim consolidated financial statements) and a reduction in Tier I debts. Our Tier I Capital comprises 11.1% of Common Equity Tier I and 1.4% of Additional Tier I*. * Represented by perpetual subordinated debt instruments with call options. The decision to exercise these calls options will be taken on an economic basis also considering other factors such as (i) capitalization level; (ii) refinance cost of new instruments; and (iii) interest rate dynamics, market’s depth, and volatility. Please see ”-Note 32 - and Capital Management” of our unaudited interim consolidated financial statements for further details about regulatory capital. Liquidity Ratios The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR. We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows. We present below a discussion of our LCR for the three-month period ended on March 31, 2022, and NSFR as of March 31, 2022. Liquidity Coverage Ratio The LCR measures the short-term resistance of a bank’s liquidity risk profile. It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress.

We calculate our LCR according to the methodology established in Central Bank Circular No. 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%.

Liquidity Coverage Ratio	Three-month periods ended	
	March 31, 2022	December 31, 2021
	Total Weighted Value (average)	
	(In millions of R$)	
Total High Liquidity Assets (HQLA) (1)	293,573	307,279
Cash Outflows (2)	349,478	341,053
Cash Inflows (3)	153,151	147,960
Total Net Cash Outflows	196,328	193,092
LCR%	**149.5%**	**159.1%**

1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk.
2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.
3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

Our average LCR as of March 31, 2022, was 149.5% and, accordingly, above Central Bank requirements.

Net Stable Funding Ratio

The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario.

We calculate our NSFR according to the methodology established in Central Bank Circular No. 3,869/2017. The NSFR corresponds to the ratio of our available stable funds (ASF) for the end of each period to our required stable funds (RSF) for the end of each period.

Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

Net Stable Funding Ratio	March 31, 2022	December 31, 2021
	Total Ajusted Value	
	(In millions of R$)	
Total Available Stable Funding (ASF) (1)	1,021,581	1,016,989
Total Required Stable Funding (RSF) (2)	852,481	839,830
NSFR (%)	**119.8%**	**121.1%**

1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017.
2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017.

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As of March 31, 2022, our ASF totaled R$ 1,021.6 billion, mainly due to capital and Retail Banking and Wholesale Banking funding, and our RSF totaled R$ 852.5 billion, particularly due to loans and financing with Wholesale Banking and Retail Banking customers, central governments and transactions with central banks.

As of March 31, 2022, our NSFR was 119.8% and, accordingly, above Central Bank requirements.

Liquidity and Capital Resources

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes: (i) cash and deposits on demand, (ii) funded positions of securities purchased under agreements to resell and (iii) unencumbered government securities.

The following table presents our operational liquidity reserve as of March 31, 2022 and 2021:

Operational Liquidity Reserve	As of March 31,		2022
	2022	2021	Average Balance [1]
	(In millions of R$)		
Cash	42,722	39,369	41,732
Securities purchased under agreements to resell – Funded position [2]	32,618	30,316	35,670
Unencumbered government securities [3]	145,617	216,816	175,805
Operational reserve	**220,957**	**286,501**	**253,207**

1) Average calculated based on audited interim financial statements.

2) Net of R$ 4.792 (R$ 9.266 at 31/12/2021), which securities are restricted to guarantee transactions at B3 S.A.—Brasil, Bolsa Balcão (B3) and the Central Bank.

3) Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016.

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad.

Please see "Note 15 – Deposits" to our unaudited interim consolidated financial statements for further details about funding.

Capital Expenditures

In accordance with our practice in the last few years, our capital expenditures in the three-month period ended March 31, 2022, were funded with internal resources. We cannot provide assurance that we will make capital expenditures in the future and, if made, that the amounts will correspond to the current estimates. The table below presents our capital expenditures in the three-month period ended March 31, 2022, and in the year ended December 31, 2021:

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Capital Expenditures Three-month period ended March 31, 2022 Year ended December 31, 2021
(In millions of R$, except percentages) Fixed Assets 337 1,414 Fixed assets under construction 180 710 Land and buildings 2 25 Leasehold improvements 6 106 Furniture and equipment, installations and data processing systems 144 532 Other 4 41 Intangible Assets 1,370 7,667 Goodwill ——Association for the promotion and offer of financial products and services — 5 Software acquired and internally developed software 1,215 4,249 Other intangibles 155 3,413 Total 1,707 9,081 Please see “Note 13 – Fixed Assets” and “Note 14 – Goodwill and Intangible Assets” to our unaudited interim consolidated financial statements for details about our capital expenditures. Capitalization The table below presents our capitalization as of March 31, 2022. The information described is derived from our unaudited interim consolidated financial statements as of and for the three-month period ended March 31, 2022. As of the date of this Form 6-K, there has been no material change in our capitalization since March 31, 2022.

As of March 31, 2022 Capitalization R$ US$ (1)
(In millions, except percentages)
Current liabilities
Deposits 470,918 99,396 Securities sold under repurchase agreements 249,163 52,590 Structured notes 17 4 Derivatives 37,220 7,856 Interbank market funds 107,897 22,774 Institutional market funds 23,759 5,015 Other financial liabilities 94,088 19,859 Provision for insurance and private pension 3,868 816 Provisions 4,508 952 Tax liabilities 1,550 327 Other Non-financial liabilities 46,296 9,772
Total 1,039,284 219,361 Long-term liabilities
Deposits 336,125 70,945 Securities sold under repurchase agreements 7,479 1,579 Structured notes 71 15 Derivatives 26,985 5,696 Interbank market funds 110,878 23,403 Institutional market funds 99,731 21,050 Other financial liabilities 42,278 8,924 Provision for insurance and private pension 214,871 45,353 Provision for Expected Loss 5,293 1,117 Provisions 15,852 3,346 Tax liabilities 2,844 600 Other Non-financial liabilities 4,359 920
Total 866,766 182,948 Income tax and social contribution - deferred 276 58 Non-controlling interests 10,075 2,127
Stockholders’ equity attributed to the owners of the parent company (2) 152,866 32,265
Total capitalization (3) 2,069,267 436,759 BIS ratio (4) 13.9%
(1) Convenience translation at 4.7378 reais per U.S. dollar, the exchange rate in effect on March 31, 2022. 4.7378 (2) Itaú Unibanco Holding’s authorized and outstanding share capital consists of 4,958,290,359 common shares and 4,845,844,989 preferred shares, all of which are fully paid. For more information regarding our share capital see Note 19 to our audited interim consolidated financial statements as of and for the period ended March 31, 2022.
(3) Total capitalization corresponds to the sum of total current liabilities, long-term liabilities, deferred income, minority interest in subsidiaries and stockholders’ equity.
(4) Calculated by dividing total regulatory capital by risk weight assets.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments we granted that are described in “Note 13 - Fixed assets,” “Note 14 - Goodwill and Intangible assets,” “Note 32 – Risk and Capital Management, I.I – Collateral and policies for mitigating credit risk” and “Note 32 – Risk and Capital Management – I.IV – Maximum Exposure of Financial Assets to Credit Risk” to our unaudited interim consolidated financial statements.

RECENT DEVELOPMENTS Supervision and Regulation The National Monetary Council (“CMN“) improves rules for special-purpose accounts On January 27, 2022, the CMN issued two rules to improve the regulations for the opening of foreign-currency accounts with specific purposes with Brazilian financial institutions. CMN Resolution No. 4,980 improves current foreign exchange regulations to allow the creation of provisioning funds in restricted foreign currency deposit accounts, intended exclusively to guarantee expenses with the decommissioning of production facilities in oil and natural gas fields pursuant to agreements signed with the Brazilian Federal Government. The objective of the new account is to mitigate the exchange rate risk and reduce the financial costs involved in the provision of these guarantees, since the price of goods and services inherent in these activities are referenced internationally. The CMN also issued Resolution No. 4,981, which amends CMN Resolution No. 3,844, of March 23, 2022, to simplify the procedures for opening special accounts denominated in foreign currency exclusively to receive foreign credit transactions granted by international organizations. As of the date of publication of CMN Resolution No. 4,981 (January 31, 2022), direct and indirect administration entities of Brazilian States, the Federal District, and Municipalities will no longer be required to have a specific authorization to be holders of these special accounts in financial institutions authorized to operate in the foreign exchange market (such as us). This measure aims to make this authorization process more efficient. CMN Resolution No. 4,980 entered into effect on March 2, 2022, while CMN Resolution [No. 4,981] entered into effect on January 31, 2022. The Brazilian Securities and Exchange Commission simplifies the registration process of non-resident investors that are individuals On February 7, 2022, the Brazilian Securities and Exchange Commission (Comiss“o de Valores Mobili“rios or “CVM“) issued CVM Resolution No. 64 (“Resolution No. 64“), which exempts non-resident investors that are individuals of specific registration requirement with the CVM, as previously prescribed by CVM Resolution No. 13, of November 18, 2020, which was amended by the new rule. With the new rule, non-resident investors that are individuals will be exempted from specific registration with the CVM, provided that their representatives (which must register with the CVM before the non-resident investor begins operating in Brazil, through the filing of an application) send information about the investor, as required by the CVM, through CVM“s electronic systems. Resolution No. 64 entered into effect on May 2, 2022. The Central Bank enhances prudential rules applicable to payment institutions On March 11, 2022, the Central Bank published Resolutions Nos. 197, 198, 199, 200, 201 and 202, a set of rules aimed at improving the prudential rules applicable to payment services. The new rules are the result of Public Consultation No. 78/2020 and, in general terms, extend to prudential conglomerates led by payment institutions the prudential requirements already applicable to conglomerates led by financial institutions.

According to the Central Bank, this extension has become necessary in view of the diversification and sophistication of activities carried out by payment institutions since the publication of the legal and regulatory framework for payment services, in 2013. Since then, certain payment institutions have constituted financial subsidiaries and started to assume new risks, without being required to have prudential requirements proportionate to these new risks. One of the principles of the new rules is that this extension of prudential requirements to payment institution-led conglomerates to be carried out in a proportional manner. In other words, smaller institutions, which are exposed to lower risks, will have simplified prudential requirements, while larger institutions, which carry out activities subject to higher risks, will have to rely on more sophisticated prudential requirements. As a result, the Central Bank expects that the new regulation will preserve the stimulus for the entry of new competitors in the payments segment, in order to increase competition in the financial and payments system, as well as stimulate greater financial inclusion. In order to facilitate the application of the respective prudential frameworks, prudential conglomerates have been classified into three types. Pursuant to the new prudential framework, the concept of regulatory capital applicable to payment institutions has been modified to ensure a greater capacity to absorb unexpected losses. These new prudential regulations will be implemented gradually, starting from January 2023 to January 2025. This ensures sufficient time for institutions to adapt their internal controls and adjust their ownership structure. This gradual introduction was inspired by the introduction of Basel III for financial institutions. The Central Bank issues procedures regarding compulsory collection on savings deposits, compulsory collection on demand deposits and repeal of compulsory collection norms On March 11, 2022, the Central Bank issued Normative Ruling BCB No. 240, followed by Normative Rulings BCB Nos. 241 and 242, both from March 14, 2022. These rules establish procedures regarding the provision of information and calculation of the enforceability for compulsory collection on savings deposit funds, procedures with respect to the provision of information and to the calculation of the enforceability for compulsory collection on demand resources and incorporates rules for compulsory collection on resources from deposits and from realized guarantees and revokes compulsory collection regulations, respectively. Additionally, on April 18, 2022, the Central Bank issued Normative Ruling BCB No. 281, which changed the effect date for such rulings. Normative Ruling BCB No. 240 must be observed as of the calculation period beginning on May 30, 2022 and ending on June 3, 2022, whose adjustment will occur on June 13, 2022. Normative Ruling BCB No. 241 shall will apply as of the calculation period starting on June 6, 2022 and ending on June 17, 2022, whose adjustment will occur on June 27, 2022, or as from the calculation period starting on May 30, 2022 and ending on June 10, 2022, whose adjustment will take place on June 20, 2022, depending on the institution. In addition, Normative Ruling BCB No. 242 will be in force from July 1, 2022 onwards. The Brazilian Federal Government“s Decree alters tax rate applicable to external loans with a term of up to 180 days to zero On March 15, 2022, the Brazilian Federal Government issued Decree No. 10,997, which amended Decree No. 6,306, of December 14, 2007. The main modification brought was to the tax rate on financial transactions (Imposto sobre Opera““es Financeiras or IOF) related to external loans with a term of up to 180 days, which was reduced from 6% to 0%, with immediate effects. The Central Bank launches Open Finance On March 24, 2022, the CMN and the Central Bank issued Joint Resolution No. 4, amending Joint Resolution No. 1, of 2020, to officially launch the Open Finance project. This measure reinforces the evolution of the Brazilian Open Financial System model, which will go from a traditional Open Banking initiative purely focused on data and services related to traditional banking products to a broader strategy, encompassing data on other financial services such as accreditation, foreign exchange, investments, insurance and pension plans.

To consolidate the migration from Open Banking to Open Finance, the Central Bank and the CMN are updating the regulatory treatment for this new nomenclature in Joint Resolution No. 1 of 2020, and later in other related regulations as they are amended. This change occurs together with the advancement of discussions with the National Council of Private Insurance (“CNSP“) and the Superintendence of Private Insurance (“Susep“), aiming at a future interoperability between participants of Open Finance and Open Insurance. Another change made to improve the Open Finance implementation process refers to the definitive governance structure, whose model will be submitted to the Central Bank for approval by June 30, 2022. Considering the experience acquired with the implementation of the initiative so far, it was necessary to clarify some attributions and duties of this structure for the monitoring and resolution of problems arising from non-compliance by the institutions with their obligations within the Open Finance ecosystem. Joint Resolution No. 4 entered into effect on May 2, 2022. New Provisional Measure increases tax burden applicable to financial institutions On April 28, 2022, the President of Brazil published Provisional Measure No. 1,115 (“MP 1,115/22“), which amends Law No. 7,689, of 1988, to increase by 1%the rates of the social contribution over net income (Contribui““o Social sobre o Lucro L“quido or “CSLL“) applicable to financial institutions, other institutions authorized to operate by the Central Bank, and insurance and capitalization companies. As of the entry into effect of MP 1,115/22 and until December 31, 2022, (i) banking institutions (such as us) will have the CSLL levied on their taxable income at a total 21% rate (as opposed to the prior rate of 20%); and (ii) other institutions authorized to operate by the Central Bank and insurance and capitalization companies will have the CSLL levied on their taxable income at a total 16% rate (as opposed to the prior rate of 15%). MP 1,115/22 will enter into effect on August 1, 2022 (90 days as of the date of its publication). The Federal Constitution (article 62) enables the President of Brazil to enact provisional measures in important and urgent cases. However, they must be immediately submitted to the National Congress, which may approve or reject them, within 60 days (extendable for an equal period), with the possibility of being modified during their processing. If MP 1,115/22 is not approved within this timeframe of 120 days, it will lose its effect. The Central Bank introduces changes to the capital requirements for credit risk provided in Basel III On May 12, 2022, the Central Bank issued Resolution No. 229, which improves and consolidates the procedures for the calculation of capital requirements in respect of exposures to credit risk through a standardized approach (“RWACPAD“). These procedures are the result of an extensive discussion based on Public Consultation No. 80, published on December 11, 2020. The new prudential framework is more sensitive to credit risk as Resolution No. 229 increases the granularity of the weights associated with the exposures to credit risk and refines the differentiation of the credit risk of each transactions. For example, in relation to residential real estate financing, instead of using a single risk weighting factor, the risk weighting factors under Resolution No. 229 vary based on objective parameters, allowing less risky exposures to credit risk to have lower capital requirements. These changes align the Brazilian banking and finance regulations with the international best practice recommendations of the Basel Committee on Banking Supervision (“BCBS“) and integrate in the framework known as “Basel III” into the Brazilian banking and finance regulations. The recommendations of the BCBS aim to harmonize the prudential regulation adopted by its members. Resolution No. 229 will enter into effect on January 1, 2023 and will repeal Central Bank Circular No. 3,644, of March 4, 2013. The Central Bank launches a public consultation for Law No. 14,286, of December 29, 2021 (the “New Foreign Exchange Law“) On May 12, 2022, the Central Bank launched Public Consultation No. 90/2022, which disclosed drafts of a set of new rules proposing changes to the current regulations involving the Brazilian foreign exchange market, which are intended to come into effect on the same date as the New Foreign Exchange Law, December 31, 2022. The proposals submitted to public consultation aim to make transactions within the Brazilian foreign exchange market more agile, simple and transparent. The draft proposals include the following amendments: (i) enabling authorized institutions, such as us, to carry out foreign exchange transactions in a free format while observing the guidelines established by the Central Bank (as opposed to the former rules, which imposed that authorized institutions execute a standard agreement with clients); (ii) enabling authorized institutions to use their own criteria to request or waive supporting documentation prior to the execution of a foreign exchange transaction, considering the client’s internal risk profile within the institution and the characteristics of the transaction; (iii) simplifying the process for the classification of foreign exchange transactions, considering that the New Foreign Exchange Law establishes that the purpose shall be made clear by the client (as opposed to the former rules, whereby the classification of the purpose of the transactions was the responsibility of the authorized institutions, which were liable for any inaccuracy); and (iv) reducing regulatory asymmetries in the requirements for opening, maintaining and operating non-resident accounts in real in relation to those required for local resident accounts. In addition to discussing the issues related to the operation of the foreign exchange market, the public consultation proposes a new definition of resident and non-resident entities, both for the regulation of the foreign exchange market and for the regulation of other issues dealt with by the New Foreign Exchange Law, namely, Brazilian capital abroad, foreign capital in Brazil and the provision of information to the Central Bank. Following Public Consultation No. 90/2022, two other public consultations are expected to be launched. These will also deal with draft proposals intended to regulate the New Foreign Exchange Law. Their scope will be (i) the regulation of foreign capital in Brazil, in the form of foreign direct investment and credit transactions; and (ii) the regulation of foreign capital in Brazil in the form of investment in the financial and capital markets and the regulation of Brazilian capital abroad. The Public Consultation is set to end on July 1, 2022, and as of this date, the Central Bank is yet to receive contributions from market agents, which may result in amendments to the proposed drafts.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Date: May 23, 2022 Itaú Unibanco Holding S.A. By: /s/ Milton Maluhy Filho Name: Milton Maluhy Filho Title: Chief Executive Officer By: /s/ Alexsandro Broedel Name: Alexsandro Broedel Title: Chief Financial Officer

FINANCIAL STATEMENTS

ltaú Unibanco Holding S.A. Consolidated Balance Sheet (ln millians of reais) Assets Note 03/31/2022 12/31/2021 Cash 42,722 44,512 Financial assets 1,917,867 1,915,573 At Amortized Cost 1,384,923 1,375,782 Cornpulsory deposits in the Central Bank of Brazil 101,395 104,592 lnterbank deposits 4 64,315 69,942 Securities purchased under agreernents to resell 4 170,153 169,718 Voluntary investrnents with lhe Central Bank of Brazil 4 10,000 5,800 Securities 9 170,239 147,746 Loan and lease operations 10 819,153 822,590 other financial assets 18a 92,332 96,473 (-) Provision for expected loss 4, 9, 10 (42,664) (41,079) At Fair Value through Other Comprehensive lncome 77,415 105,622 Securities 8 77,415 105,622 At Fair Value through Profit or Loss 455,529 434,169 Securities 5 382,743 364,967 Deriva tives 6, 7 72,506 69,045 Other financial asseis 18a 280 157 Tax assets 57,897 58,433 Incarne tax and social contribution—current 2,052 1,636 Incarne tax and social contribution—deferred 24b 50,968 50,831 Other 4,877 5,966 other assets 18a 16,023 16,494 lnvestrnents in associates and joint ventures 11 6,707 6,121 Fixed asseis, net 13 6,890 6,963 Goodwill and lntangible asseis, net 14 21,161 21,110 Total assets 2,069,267 2,069,206 The accompanying notes are an integral part of these consolidated financial statements. F-1 ltaú Unibanco Holding S.A. Consolidated Balance Sheet (ln millions of reais) Liabilities and stockholders’ equity Note 03/31/2022 12/31/2021 Financial Liabilities 1,611,902 1,621,786 At Amortized Cost 1,542,075 1,553,107 Deposits 15 807,043 850,372 Securities sold under repurchase agreements 17a 256,642 252,848 lnterbank market funds 17b 218,775 177,145 lnstitutional market funds 17c 123,490 138,636 Other financial liabilities 18b 136,125 134,106 At Fair Value through Profit or Loss 64,534 63,479 Deriva tives 6, 7 64,205 63,204 Structured notes 16 88 114 Other financial liabilities 18b 241 161 Provision for Expected Loss 10 5,293 5,200 Loan cornrnitrnents 4,481 4,433 Financial guarantees 812 767 Provision for insurance and private pensions 27c 218,739 214,976 Provisions 29 20,360 19,592 Tax liabilities 24c 4,670 6,246 Incarne tax and social contribution—current 1,550 2,450 Incarne tax and social contribution—deferred 24b li 276 280 Other 2,844 3,516 Other liabilities 18b 50,655 42,130 Total liabilities 1,906,326 1,904,730 Total stockholders’ equity attributed to the owners of the parent 152,866 152,864 company Capital 19a 90,729 90,729 Treasury shares 19a (79) (528) Capital reserves 19c 1,915 2,250 Revenue reserves 19c 70,216 66,161 Other cornprehensive incarne (9,915) (5,748) Non-controlling interests 19d 10,075 11,612 Total stockholders’ equity 162,941 164,476 Total liabilities and stockholders’ equity 2,069,267 2,069,206 The accompanying notes are an integral part of these consolidated financial statements. F-2

Itaú Unibanco Holding S.A.

Consolidated Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	01/01 to 03/31/2022	01/01 to 03/31/2021
Operating Revenues		**34,963**	**28,273**
Interest and similar income	21a	37,366	29,974
Interest and similar expenses	21b	(30,373)	(15,334)
Income of Financial Assets and Liabilities at Fair Value through Profit or Loss	21c	1,652	5,364
Foreign exchange results and exchange variations in foreign transactions		12,435	(2,904)
Commissions and Banking Fees	22	11,163	9,803
Income from insurance and private pension operations before claim and selling expenses		**1,295**	**1,095**
Revenues from insurance premiums and private pensions		3,779	3,466
Change in provision for insurance and private pension		(2,484)	(2,371)
Other income	3	1,425	275
Expected Loss from Financial Assets and Claims		**(6,604)**	**(2,017)**
Expected Loss with Loan and Lease Operations	10c	(6,693)	(2,174)
Expected Loss with Other Financial Asset, net		477	513
(Expenses) / Recovery of claims		(388)	(356)
Operating Revenues Net of Expected Losses from Financial Assets and Claims		**28,359**	**26,256**
Other operating income / (expenses)		**(19,226)**	**(17,718)**
General and administrative expenses	23	(16,870)	(16,455)
Tax expenses		(2,521)	(1,700)
Share of profit or (loss) in associates and joint ventures	11	165	437
Income / (loss) before income tax and social contribution		**9,133**	**8,538**
Current income tax and social contribution	24a	(2,135)	(3,338)
Deferred income tax and social contribution	24a	(63)	1,020
Net income / (loss)		**6,935**	**6,220**
Net income attributable to owners of the parent company	25	6,651	5,684
Net income / (loss) attributable to non-controlling interests	19d	284	536
Earnings per share - basic	**25**		
Common		0.68	0.58
Preferred		0.68	0.58
Earnings per share - diluted	**25**		
Common		0.68	0.58
Preferred		0.68	0.58
Weighted average number of outstanding shares - basic	**25**		
Common		4,958,290,359	4,958,290,359
Preferred		4,835,217,789	4,810,249,528
Weighted average number of outstanding shares - diluted	**25**		
Common		4,958,290,359	4,958,290,359
Preferred		4,873,102,641	4,840,038,363

The accompanying notes are an integral part of these consolidated financial statements.

F-3

ltaú Unibanco Holding S.A. Consolidated Staternent of Cornprehensive Incarne (ln millions of reais) Note 01/01 to 01/01 to 03/31/2022 03/31/2021 Net incarne/ (loss) 6,935 6,220 Financial assets at fair value through other cornprehensive incarne 197 (1,494) Change in fair value 2,604 (2,965) Tax effect (1,061) 1,212 (Gains) / lasses transferred to incarne statement (2,447) 471 Tax effect 1,101 (212) Hedge (61) (394) Cash flow hedge 7 (338) 638 Change in fair value (585) 1,208 Tax effect 247 (570) Hedge of net investrnent in foreign operation 7 277 (1,032) Change in fair value 544 (1,972) Tax effect (267) 940 11 Rerneasurernents of liabilities for post-ernployrnent benefits l (4) 2 Rerneasurernents 26 (5) 2 Tax effect 1 Foreign exchange variation in foreign investrnents (4,299) 1,357 Total other cornprehensive incarne (4,167) (529) Total cornprehensive incarne 2,768 5,691 Cornprehensive incarne attributable to the owners of the parent cornpany 2,484 5,155 Cornprehensive incarne attributable to non-controlling interests 284 536 1) Amounts that will not be subsequently reclassified to incarne. The accompanying notes are an integral part of these consolidated financial statements. F-4 ltaú Uni banco Holding S.A. Consolidated Statement of Changes in Stockholders’ Equity (lnmillionsofreais) Attributed to owners of the parent company Other comprehensive income Total Total ‘ stockholders ~~~~~~¥~eA;:~~ a~ Remeasurements ~onversion Gains and e:~~k~~!~~ ;s Note Capital Treasury Capital reserves Revenue reserves Retained earnings Other 9 of hab1htíes of post- adJustm _ents of losses _ hedge of the parent e~~~Ír~ll7~;—Total shares Co~~~~=~~ive emt!,l~:;:nt in:;~:.;;nts 121 company interests Total - 01/01/20 21 ,993 142 154 ,525 97,148 (907) 2,326 47,347 848 (1 ,531) 6,854 (9,092) 11 ,532 Transactíons with owners 02) (3 374 72 538 610 Result of deliverv of treasurv shares 19, 20 374 192 566 566 Recognition of share-based payrnent plans (494) (494) (494) (lncrease) / Decrease to l he owners of lhe parent cornpany 2d 1, 3 538 538 Dividends (439) (439) (87) (526) lnterest on capital (994) (994) (994) Reversai of Dividends or lnterest on capital—declared alter previous period 166 166 166 Unclairned dividends and lnterest on capital 73 73 73 Other101 229 229 229 Total comprehensive income 5,684 (1 ,494) 1,357 (394) 5,155 536 5,691 Netincorne 36 5 5,684 5,684 6,220 Other cornprehensive incarne for lhe period (1,494) 1,357 (394) (529) (529) Appropriations: Legal reserve 270 (270) Statutory reserve ,054) (4 4,054 Total - 03/31/20 21,774 ,066 ,519 52 12 97 159 ,148 19 (533) 2,024 (646) (1 ,529) 8,211 (9 ,486) 147,255 Change in lhe period (3 02) 374 4,719 (1 ,494) 2 1,357 (394) 4,262 987 5,249 Total - 01/01/20 22 90 ,400) ,729 164 152 ,476 ,864 (2 (528) 2,250 66,161 (1 ,486) 6,531 (8 ,393) 11 ,612 Transactíons with owners 449 (335) 114 (1 ,520) (1 ,406) Result of deliverv of treasurv shares 19, 20 449 62 511 511 Recognition of share-based payrnent plans (397) (397) (397) (lncrease) / Decrease to l he owners ofthe parent cornpany 2d 1, 3 (1 ,520) (1,520) Dividends (301) (301) lnterest on capital (1 ,954) (1 ,954) (1,954) Unclaim ed dividends and lnterest on capital 77 77 77 Corporate reorganization 2d 1, 3 (868) (868) (868) Other101 217 217 217 Total comprehensive income 6,583 197 (4) (4,299) (61) 2,416 284 2,700 Net incorne 651 6, 6,651 284 6,935 Other cornprehensive incarne for lhe period (4 (4 (4 ,235) ,235) ,299) (68) 197 (4) (6 1) Appropriations: Legal reserve 350 (350) Statutory reserve (4 ,356) 4,356 Total - 03/31/2022 19 ,729 16 2,941 91 1, 90 20 3) 8,4 54! !79) 5 70,216 !2, !1,490! 2,232 ! 152,866 10,075 Change in the eeriod 449 !335! 4 055 197 !4l !4 299! !61! 2 !1 537! !1 535! 1) lncludes the share in other comprehensive income of investments in associates and joint ventures related to financial asseis at fair value through other comprehensive income 2) 1ncludescashflo w hedgeand hedgeo f net investment inforeignoperat ion 3) IncludesArgentina·shyperinfiation adjustment Theaccompanyingno tesarean integral part of these consoli datedfinancial statements F-5

Itaú Unibanco Holding S.A.

Consolidated Statement of Cash Flows

(In millions of reais)

	Note	01/01 to 03/31/2022	01/01 to 03/31/2021
Adjusted net income		**29,183**	**18,357**
Net income		6,935	6,220
Adjustments to net income:		**22,248**	**12,137**
Share-based payment		(339)	(438)
Effects of changes in exchange rates on cash and cash equivalents		11,545	12,106
Expected loss from financial assets and claims		6,604	2,017
Income from interest and foreign exchange variation from operations with subordinated debt		(6,508)	6,885
Provision for insurance and private pension		2,484	2,371
Depreciation and amortization		1,170	974
Expense from update / charges on the provision for civil, labor, tax and legal obligations		285	222
Provision for civil, labor, tax and legal obligations		1,168	1,402
Revenue from update / charges on deposits in guarantee		(171)	(73)
Deferred taxes (excluding hedge tax effects)	24b	22	1,374
Income from share in the net income of associates and joint ventures and other investments		(155)	(437)
Income from financial assets - at fair value through other comprehensive income		(2,447)	471
Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income		3,420	(9,730)
Income from interest and foreign exchange variation of financial assets at amortized cost		5,176	(4,702)
(Gain) / loss on sale of investments and fixed assets		4	(95)
Other	23	-	(210)
Change in assets and liabilities		**582**	**(31,246)**
(Increase) / decrease in assets			
Interbank deposits		9,492	(15,808)
Securities purchased under agreements to resell		(1,420)	43,765
Compulsory deposits with the Central Bank of Brazil		3,197	(1,258)
Loan operations		(1,618)	(31,114)
Derivatives (assets / liabilities)		(2,521)	(4,907)
Financial assets designated at fair value through profit or loss		(17,776)	(25,167)
Other financial assets		4,189	2,035
Other tax assets		673	942
Other assets		(3,442)	691
(Decrease) / increase in liabilities			
Deposits		(43,329)	12,369
Deposits received under securities repurchase agreements		3,794	(19,086)
Funds from interbank markets		41,630	4,465
Funds from institutional markets		(2,015)	4,276
Other financial liabilities		2,098	(5,129)
Financial liabilities at fair value throught profit or loss		(27)	(14)
Provision for insurance and private pension		891	(5,704)
Provisions		2,850	4,022
Tax liabilities		(1,776)	(853)
Other liabilities		8,397	8,465
Payment of income tax and social contribution		(2,705)	(3,236)
Net cash from / (used in) operating activities		**29,765**	**(12,889)**
Dividends / Interest on capital received from investments in associates and joint ventures		42	8
Cash upon sale of investments in associates and joint ventures		-	95
Cash upon sale of fixed assets		14	86
Mutual rescission of intangible assets agreements		1	68
(Purchase) / Cash from the sale of financial assets at fair value through other comprehensive income		27,167	13,328
(Purchase) / redemptions of financial assets at amortized cost		(27,147)	(870)
(Purchase) of investments in associates and joint ventures		(521)	(15)
(Purchase) of fixed assets		(336)	(298)
(Purchase) of intangible assets	14	(1,370)	(940)
Net cash from / (used in) investment activities		**(2,150)**	**11,482**
Funding from institutional markets		-	2,728
Redemptions in institutional markets		(6,622)	(7,942)
Change in non-controlling interests stockholders		(1,520)	493
Result of delivery of treasury shares		453	510
Dividends and interest on capital paid to non-controlling interests		(301)	(42)
Dividends and interest on capital paid		(2,784)	(2,762)
Net cash from / (used in) financing activities		**(10,774)**	**(7,015)**
Net increase / (decrease) in cash and cash equivalents	2d III	**16,841**	**(8,442)**
Cash and cash equivalents at the beginning of the period		109,687	105,823
Effects of changes in exchange rates on cash and cash equivalents		(11,545)	(12,106)
Cash and cash equivalents at the end of the period		**114,983**	**85,275**
Cash		42,722	39,369
Interbank deposits		16,420	5,686
Securities purchased under agreements to resell - Collateral held		45,841	40,220
Voluntary investments with the Central Bank of Brazil		10,000	-
Additional information on cash flow (Mainly operating activities)			
Interest received		56,816	26,769
Interest paid		26,282	20,474
Non-cash transactions			
Loans transferred to assets held for sale		-	-
Dividends and interest on capital declared and not yet paid		1,846	1,417

The accompanying notes are an integral part of these consolidated financial statements.

ltaú Unibanco Holding S.A. Consolidated Statement of Added Value (ln mil/ians of reais) 01/01 to 01/01 to 03/31/2022 03/31/2021 lncome 59,079 44,340 lnterest and similar 51,412 34,828 Commissions and Banking fees 11,163 9,803 ln come from insurance and private pension operations before claim 1,295 1,095 Expected loss with other financial asseis (6,216) (1,661) Other 1,425 275 Expenses (33,463) (17,535) lnterest and similar (30,373) (15,334) Other (3,090) (2,201) Inputs purchased from third parties (4,601) (5,619) Materiais, energy and others (132) (89) Third-Party and Financial System Services, Security and Transportation (1,701) (1,766) Other (2,768) (3,764) Data processing and telecommunications (932) (962) Advertising, promotions and publication (350) (252) lnstallations (245) (242) Travei expenses (26) (9) Other (1,215) (2,299) Gross added value 21,015 21,186 Depreciation and amortization (1,402) (1,307) Net added value produced by lhe company 19,613 19,879 Added value received through transfer—Results of equity method 165 437 Total added value to be distributed 19,778 20,316 Distribution of added value 19,778 20,316 Personnel 7,134 6,878 Direct compensation 5,578 5,518 Benefits 1,140 1,115 FGTS—government severance pay fund 416 245 Taxes, fees and contributions 5,495 7,091 Federal 5,089 6,710 Municipal 406 381 Return on third parties’ capital—Rent 214 127 Other 214 127 Return on capital 6,935 6,220 Dividends and interest on capital 1,954 1,433 Retained earnings attributable to controlling shareholders 4,697 4,251 Retained earnings attributable to non-controlling shareholders 284 536 The accompanying notes are an integral part of these financial statements. F-7

Itaú Unibanco Holding S.A. Notes to the Consolidated Financial Statements At 03/31/2022 and 12/31/2021 for balance sheet accounts and from 01/01 to 03/31 of 2022 and 2021 for income statement (In millions of reais, except when indicated) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Banking, Wholesale Banking and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participaçőes S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participaçőes (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These consolidated financial statements were approved by the Board of Directors on May 06, 2022. Note 2 - Significant accounting policies a) Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements. In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). The presentation of the Statement of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added; however, the IFRS do not require the presentation of said statement. As a consequence, under IFRS, this statement is presented as supplementary information, without prejudice to the set of Financial Statements. The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. b) New accounting standards changes and interpretations of existing standards I - Accounting standards applicable for period ended March 31, 2022 There were no new accounting standards for the current period. F-8

II—Accounting standards recently issued and applicable in future periods •IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation: General Model: applicable to all contracts without direct participation features.• •Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months or when it produces results similar to those that would be obtained if the general model was used. It is more simplified than the general model. •Variable Fee Approach: applicable to insurance contracts with direct participation features, the insurance contracts which are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts must be recognized based on an analysis of four components: •Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows. Risk Adjustment: estimate of offset required for differences that may occur between cash flows.• •Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract. •Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows. This standard is effective for annual periods beginning January 1st, 2023. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force. •Amendments to IAS 1 – Presentation of Financial Statements – Requires that only information about material accounting policies are disclosed, eliminating disclosures of information that duplicate or summarize IFRS requirements. These amendments are effective for the years beginning January 1st, 2023 and they have no financial impacts. Analyzes regarding changes in disclosure will be completed by the date the standard becomes effective. •Amendments to IAS 8—Accounting Policies, Changes in Accounting Estimates and Errors – Includes the definition of accounting estimates: monetary amounts subject to uncertainties in their measurement. Expected credit loss and the fair value of an asset or liability are examples of accounting estimates. This change is effective for the years beginning January 1st, 2023 and there are no impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. •Amendments to IAS 12 – Income Taxes – Clarifies that the exemption for accounting for deferred taxes arising from temporary differences generated in the initial recognition of assets or liabilities is no applicable to lease operations. These amendments are effective for years beginning January 1st, 2023. Possible impacts are being evaluated and will be completed by the date the standard becomes effective. c) Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments that present a significant risk and may have a material impact F-9 on the values of assets and liabilities are disclosed below. Actual results may differ from those established by these estimates and judgments. Topic Notes Consolidation Note 2c I and Note 3 Fair value of financial instruments Note 2c li and Note 28 Effective interest rate Note 2c Ili, Notes 5, 8, 9 and 10 Change to financial assets Note 2c IV, Notes 5, 8, 9 and 10 Transfer and write-off of financial assets Note 2c V, Notes 5, 8, 9 and 10 Expected credit loss Note 2c VI, Notes 8, 9, 1 O and 32 Goodwill impairment Note 2c VII and Note 14 Deferred income tax and social contribution Note 2c VIII and Note 24 Defined benefit pension plan Note 2c IX and Note 26 Provisions, contingencies and legal obligations Note 2c X and Note 29 Technical provisions for insurance and private pension Note 2c XI and Note 27 I—Consolidation Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. II—Fair value of financial instruments not traded in active markets, including derivatives The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. III—Effective interest rate For the calculation of the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but without consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied, taking into account the expected credit loss, to the amortized cost of the financial asset. IV—Modification of financial assets The factors used to determine whether there has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, significant change to contractual cash flows and significant extensions of the term of the transaction due to the debtor’s financial constraints, significant changes to the interest rate and change to the currency in which the transaction is denominated. V—Transfer and write-off of financial assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. F-10

Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off. VI—Expected credit loss The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain client’s credit condition or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet. The main assumptions are: •Term to maturity: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed to financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. •Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. Main prospective information used to determine the expected loss is related to Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and retail sales. •Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected. •Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, considering the projection based on economic variables. •Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk of a financial asset has increased significantly since the initial recognition using absolute and relative triggers (indicators). The migration of the financial asset to an earlier stage occurs with a significant reduction in credit risk, mainly characterized by the non-activation of credit deterioration triggers for at least 6 months. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. VII—Goodwill impairment The review of goodwill due to impairment reflects the Management’s best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The discount rate generally reflects financial and economic variables, such as the risk-free interest rate and a risk premium. Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. F-11

VIII—Deferred income tax and social contribution Deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies. IX—Defined benefit pension plans The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. X—Provisions, contingencies and legal obligations ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria that permit their measurement, despite the uncertainty inherent in timing and amounts. XI—Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. d) Summary of main accounting practices I—Consolidation I.I—Subsidiaries In accordance with IFRS 10—Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29—Financial Reporting in Hyperinflationary Economies. The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital: F-12 lncorporation lnterest in voting capital % lnterest in total capital % Functional Currency 1 1,21 Country Activity 03/31/2022 12/31/2021 03/31/2022 12/31/2021 ln Brazil Banco ltaú BBA S.A1 1 00 00 1 00 1 00 Real Brazil Financ ial institution 00% 00% 00% 00% Banco ltaú Consignado 1 1 00 1 1 00 00 00 S.A Real Brazil Financ ial institution 00% 00% 00% 00% Banco ltaucard S.A 1 1 1 1 00 00 00 00 Real Brazil Financ ial institution 00% 00% 00% 00% Banco ltauleas ing SA 11 3 1 00 00 1 Real Brazil Financ ial institution 00% 00% Cia. ltaú de Capitalização 1 1 1 1 00 00 00 00 Real Brazil Premium Bonds 00% 00% 00% 00% Dibens Leasing SA—Arrendamento 00 1 1 1 1 00 00 00 Mercantil Real Brazil Leasing 00% 00% 00% 00% Finance ira ltaú CBD SA Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50 00% 50 00% 50 00% 50 00% Hipercard Banco Múltiplo SA 1 1 1 00 00 00 00 1 Real Brazil Financ ial institution 00% 00% 00% 00% ltauseg Seguradora S.A 1 1 1 1 00 00 00 00 Real Brazil lnsuran ce 00% 00% 00% 00% ltaú Correto ra de Valores S.A 1 1 1 00 00 1 00 00 Real Brazil Securities Broker 00% 00% 00% 00% ltaú Seguros SA 00 00 1 1 1 00 00 1 Real Brazil lnsuran ce 00% 00% 00% 00% ltaú Uniban co S.A 1 1 1 1 00 00 00 00 Real Brazil Financ ial institution 00% 00% 00% 00% ltaú Vida e Previdência S.A 1 00 00 1 00 1 00 1 Real Brazil Pension plan 00% 00% 00% 00% Luizacred SA Sociedade de Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50 00% 50 00% 50 00% 50 00% Redecard S.A 1 1 00 1 00 00 00 1 Real Brazil Acquirer 00% 00% 00% 00% Foreign ltaú CorpBanca Colombia SA 55.6 5% Colombian peso Colombia Financ ial institution 55.65% 49.30% 49.30% Banco ltaú (Suisse) S.A 1 1 1 00 00 00 00 1 Swiss franc Switzerland Financ ial institution 00% 00% 00% 00% Banco ltaú Argentina S.A 00 1 1 1 1 00 00 00Argentine peso Argentina Financ ial institution 00% 00% 00% 00% Banco ltaú Paraguay SA 1 00 00 00 1 00 1 1 Guarani Paraguay Financ ial institution 00% 00% 00% 00% Banco ltaú Uruguay S.A Uruguay 00 00 00 1 1 00 1 1 an peso Uruguay Financ ial institution 00% 00% 00% 00% ltau Bank, Ltd Real1 1 00 00 1 1 00 00 Cayman lslands Financ ial institution 00% 00% 00% 00% ltau BBA lnternatio nal pie US Dollar 1 00 00 1 1 00 00 1 United Kingdom Financ ial institution 00% 00% 00% 00% ltau BBA USA Securities lnc US Dollar 1 1 1 00 00 1 00 00 United States Securities Broker 00% 00% 00% 00% ltaú CorpBanca Chilean peso 56.6 0% 0% 56.6 Chile Financ ial institution 55.96% 55.96% 1) AII overseas offices of ITAÚ UNI BANCO HOLDING have the sa rn e functional cu rrency as the pa rent com pa ny, except for CorpBa nca New York Bran , ch ch and ltaú Uni ba nco S.A. Miami Bran which uses the US doll ar. 2) On January 1, 2022 , the functional cu rrency of the units ltaú Uni ba nco S.A. Miami Branch and ltaú BBA USA Secu ri ties lnc. was changed from rea is into doll ars dueto the modification in the scope of activity and the main econom ic environment in which the units operate. 3) Company incorporated by Dibens Leasing S.A.—Arrendamento Mercantil at 03/ 31/ 2022. F-13

I.II—Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as negative goodwill and the amount will be recognized directly in income. I.III—Goodwill Goodwill is not amortized, but its recoverable value is assessed semiannually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use. The breakdown of Goodwill and Intangible assets is described in Note 14. I.IV—Capital Transactions with non-controlling stockholders Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders’ equity. II—Foreign currency translation II.I—Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency as the currency of the primary economic environment in which the entity operates. II.II—Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedges of net investment in foreign operations, which are recognized in stockholders’ equity. III—Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the headings Cash, Interbank Deposits, Securities purchased under agreements to resell (Collateral Held) and Voluntary investments with the Central Bank of Brazil with original maturities not exceeding 90 days. IV—Financial assets and liabilities Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. IV.I—Initial recognition and derecognition Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. F-14

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets are partially or fully derecognized when: the contractual rights to the cash flows of the financial asset expire, or• •ITAÚ UNIBANCO HOLDING transfers the financial asset and this transfer qualifies for derecognition. The financial liabilities are derecognized when they are extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. Derecognition of financial assets Financial assets are derecognized when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction. If there is a retention of risks and benefits, the financial asset continues to be recorded and a liability is recognized for the consideration received. IV.II Classification and subsequent measurement of financial assets Financial assets are classified in the following categories: •Amortized cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest. •Fair value through other comprehensive income: used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale. •Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: The business model under which they are managed.• •The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. F-15

Amortized cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments made under the effective interest method, less amortization of principal and interest, and any provision for expected credit loss. Fair value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. The adjustment to fair value of financial assets and liabilities is recognized: •In stockholders’ equity for financial assets and liabilities measured at fair value through other comprehensive income. •In the Consolidated Statement of Income, under the heading Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, for the other financial assets and liabilities. Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Interest and similar income and Income of Financial Assets and Liabilities at Fair Value through Profit or Loss. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Interest and similar income when it is probable that ITAÚ UNIBANCO HOLDING ‘s right to receive such dividends is assured. Equity instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income as Interest and similar income, when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted in the Consolidated Statement of Income. Expected credit loss ITAÚ UNIBANCO HOLDING makes a forward-looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: •Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive. F-16

•Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive. •Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. •Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated. •Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly. •Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount. An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial asset. Macroeconomic scenarios Forward-looking information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Additional information is described in Note 32. Modification of contractual cash flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognizes the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial asset, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. IV.III—Classification and subsequent measurement of financial liabilities Financial liabilities are subsequently measured at amortized cost, except for: F-17

•Financial liabilities at fair value through profit or loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. •Loan commitments and financial guarantees: see details in Note 2d IV.VlIl. Modification of financial liabilities A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities. IV.IV—Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements) and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. IV.V—Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: Their characteristics and economic risks are not closely related to those of the main component.• The separate instrument meets the definition of a derivative.• •The underlying instrument is not booked at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents the relationship between the hedging instrument and the hedged items, as well as its risk management objective and strategy. The hedge is F-18 assessed on an ongoing basis to determine if it has been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7. Fair value hedge The following practices are adopted for these operations: The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income.• •The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income. When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income. Cash flow hedge For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the practices are: •The effective portion of gains or losses on derivatives is recognized directly in Other comprehensive income – Cash flow hedge. •The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recognized in the caption Income of financial assets and Liabilities at fair value through profit or loss at the same time that the corresponding income or expense item of the financial hedge item affects income. For non-financial hedge items, the amounts originally recognized in Other comprehensive income are included in the initial cost of the corresponding asset or liability. When a derivative expires or is sold, when hedge accounting criteria are no longer met or when the entity revokes the hedge accounting designation, any cumulative gain or loss existing in Other comprehensive income will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge: •The portion of gain or loss on the hedging instrument determined as effective is recognized in Other comprehensive income. •The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in Other comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold. IV.VI—Loan operations ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized. IV.VII—Premium bonds plans F-19

In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from premium bonds plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. IV.VIII—Loan commitments and financial guarantees ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Commissions and Banking Fees. After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. V—Investments in associates and joint ventures V.I—Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. V.II—Joint ventures ITAÚ UNIBANCO HOLDING has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures entities are changed, as necessary, to ensure consistency with the policies adopted by ITAÚ UNIBANCO HOLDING. If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. VI—Lease operations (Lessee) ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a counterparty to the right-of-use assets, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income. VII—Fixed assets F-20

Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. VIII—Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have definite or indefinite useful lives. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semiannually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition. The breakdown of Goodwill and Intangible assets is described in Note 14. IX—Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the heading Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. X—Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period. The income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through Other comprehensive income, post-employment benefits and tax on cash flow hedges and hedges of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. F-21

Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2d XIV. XI—Insurance contracts and private pensions Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other than those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 27 provides a detailed description of all products classified as insurance contracts. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs F-22

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. XII—Post-employment benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Pension plans—Defined benefit plans The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan and corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually using the projected unit credit method. Pension plans—Defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counterparty to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur. Other post-employment obligations Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period in which they occur. XIII—Share-based payments Share-based payments are booked for the value of equity instruments granted based on their fair value at the grant date. This cost is recognized during the vesting period of the instruments right. The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service commissions and fees and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time). XIV—Provisions, contingent assets and contingent liabilities F-23

Contingent assets and contingent liabilities are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: • in which liabilities are recognized in the consolidated balance sheet under Provisions.Probable: • which are disclosed in the Consolidated Financial Statements, but no provision is recorded.Possible: •Remote: which require neither a provision nor disclosure. The amount of deposits in guarantee is adjusted in accordance with current legislation. XV—Capital Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. XVI—Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Capital Reserves. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Capital Reserves, at the average price of treasury shares at the cancellation date. XVII—Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders’ equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS. Dividends and interest on capital are presented in Note 19. XVIII—Earnings per share ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. XIX—Segment information F-24

Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking, (ii) Wholesale Banking and (iii) Market + Corporation. Segment information is presented in Note 30. XX—Commissions and Banking Fees Commissions and Banking Fees is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred. The main services provided by ITAÚ UNIBANCO HOLDING are: •Credit and debit cards: refer mainly to fees charged by card issuers and acquirers for processing card transactions, annuities charged for the availability and management of credit card; and the rental of Rede machines. •Current account services: substantially comprised of current account maintenance fees, according to each service package granted to the customer; transfers carried through TED/DOC, withdrawals from demand deposit account and money order. •Economic, Financial and Brokerage Advisory: refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchanges. Service revenues related to credit, debit, current account and economic, financial and brokerage advisory cards are recognized when said services are provided. •Funds management: refers to fees charged for the management and performance of investment funds and consortia administration. •Credit operations and financial guarantees provided: refer mainly to advance depositor fees, asset appraisal service and commission on guarantees provided. •Collection services: refer to collection and charging services. Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided. Note 3—Business development Itaú CorpBanca Colombia S.A. ITAÚ UNIBANCO HOLDING, through its subsidiaries Itaú CorpBanca (ITAÚ CORPBANCA) and Itaú Holding Colombia S.A.S., acquired additional ownership interest of 12.36% (93,306,684 shares) in the Itaú CorpBanca Colombia S.A.’s capital for the amount of R$ 2,219, and now it holds 99.46% . The effective acquisitions and financial settlements occurred on February 22, 2022, after obtaining the regulatory authorizations. Reduction of non-controlling interest in XP Inc. On November 26, 2020, ITAÚ UNIBANCO HOLDING disclosed that the Board of Directors approved the partial spinoff of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.). F-25

On December 2 and 17, 2020, ITAÚ UNIBANCO HOLDING sold 4.44% and 0.07%, respectively, of its investments in XP INC, through the public offering on the Nasdaq, giving a result before taxes of R$ 3,996. Concurrently with the sales, XP INC completed a public offering (follow-on) which resulted in the dilution of the interest held by ITAÚ UNIBANCO HOLDING, to 41.00% of capital, giving a result in XP INC primary subscription of R$ 545. Additionally, on May 14, 2021, ITAÚ UNIBANCO HOLDING sold 0.48% of its interest in XP INC, generating income before taxes of R$ 486. After a favorable opinion of the US Federal Reserve Board, XPart S.A. was constituted on May 31, 2021 by the portion of investment in XP INC plus a cash amount corresponding to R$ 10, as approved in the Extraordinary Stockholders’ Meeting held on January 31, 2021. The percentage of XP INC’s capital spun-off to XPart S.A. was 40.52%, which corresponded to XPart S.A. stockholders’ equity value of R$ 9,985 on the base date May 31, 2021. In General Meetings on October 1, 2021, the merger of XPart S.A. into XP INC. was approved. In view of the merger and subsequent extinction of XPart S.A. into XP INC, ITAÚ UNIBANCO HOLDING’s stockholders that hold an ownership interest in XPart S.A., received in replacement, an ownership interest of XP INC. After all the events described above, ITAÚ UNIBANCO HOLDING no longer holds an equity interest in XP INC. Itaú CorpBanca ITAÚ CORPBANCA is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. At the Extraordinary Stockholders’ Meeting of ITAÚ CORPBANCA held on July 13, 2021, the capital increase of Itaú CorpBanca in the total amount of CLP 830 billion was approved, through the issuance of 461,111,111,111 shares, which were fully subscribed, paid in and settled in October and November 2021, after regulatory approvals. ITAÚ UNIBANCO HOLDING subscribed the total of 350,048,242,004 shares for the amount of CLP 630 billion (approximately R$ 4,296), then holding 56.60% of the capital of ITAÚ CORPBANCA. On March 22, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary CGB II SPA, sold 0.64% (6,266,019,265 shares) of its interest in ITAÚ CORPBANCA for the amount of R$ 64 (CLP 9,912 million), then holding 55.96% . F-26

Note 4 - Interbank deposits and securities purchased under agreements to resell

	03/31/2022			12/31/2021		
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell [1]	**169,982**	**169**	**170,151**	**168,937**	**774**	**169,711**
Collateral held	48,968	167	49,135	54,187	774	54,961
Collateral repledge	**113,722**	**2**	**113,724**	**103,968**	**-**	**103,968**
Assets received as collateral with right to sell or repledge	14,855	-	14,855	22,139	-	22,139
Assets received as collateral without right to sell or repledge	98,867	2	98,869	81,829	-	81,829
Collateral sold	7,292	-	7,292	10,782	-	10,782
Interbank deposits	58,156	6,152	64,308	64,049	5,885	69,934
Voluntary investments with the Central Bank of Brazil	10,000	-	10,000	5,800	-	5,800
Total [2]	**238,138**	**6,321**	**244,459**	**238,786**	**6,659**	**245,445**

1) The amounts of R$ 4,792 (R$ 9,266 at 12/31/2021) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil and the amounts of R$ 121,015 (R$ 114,750 at 12/31/2021) are pledged in guarantee of repurchase commitment transactions.
2) Includes losses in the amounts of R$ (9) (R$ (15) at 12/31/2021).

F-27

Note 5—Financial assets at fair value through profit or loss and designated at fair value through profit or loss—Securities a) Financial assets at fair value through profit or loss—Securities /20 0 21 3/ 31 /2022 12/31 Adjustments to Fair Adj ustments to Fair Cost Fairvalue Cost Fairvalue Value (in lncome) Value (in lncome) lnvestment funds ,013 29 (565) 28,448 20,130 9 20,139 11 Brazilian government securities l 232,028 (471) 231,557 223,529 (1,774) 221,755 11 Government securities—abroad 5, 561 5, 581 l 5,679 (40) 5,639 (20) Argentina 1,981 4 1,985 901 29 930 Chile 671 671 839 (2) 837 Colombia 059 1, 491 (11) 480 1,071 (12) Uniled States 706 1 2, 2, 672, 239 2,270 (31) (35) Mexico 13 (1) 12 19 19 Pa raguay 12 (1) 11 10 10 Pe ru 6 6 8 8 Uruguay 235 235 27 27 11 Corporate securities l 14,468 115 116 ,346 1 ,030 117,667 (2,637) (1,878) Shares 20, 293 18,407 (908) 17,499 (936) 19,357 Rural product note 6, 752 6,395 49 6,444 100 6,852 Bank deposit certificat es 312 312 150 150 Real estale receivables certificates 1,129 1, 1, 075 067 (62) (63) 1,012 Debentures 68,566 977 66, 589) (1, 66,730 (942) 65,788 Eurobonds and other 4,814 (89) 4,725 5,293 (40) 5,253 Financial bills 12,2001 12 18, (19) 1O,128 (17) 10,11 1 Promissory and commerc ial notes 4,358 4, 684 4, 4, 374 655 16 29 Other 1,486 1, 270 (35) 1,451 (9) 1,261 Total 3,387 (3,713) 84 380,674 365,586 (3,663) 361,923 1) Financial asseis at fair value through profit ar loss—Securiti es pledged as Guarantee of Funding of Financial lnstituti 50 ,116 ,035 59 ons and Customers were: a) Brazilian government securities R$ (R$ at 12/31 /2021), b) Government securiti es—abroad R$ 624 (R$ 171 at 12/31/2021 ) and e) Corpora te securities R$ 15, 768 (R$,984 15 at 12/31/2021 ), totaling R$ 75,427 (R$ 66,271 at 12/31/2021) . F-28

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities were as follows:

	03/31/2022		12/31/2021	
	Cost	Fair value	Cost	Fair value
Current	**125,972**	**124,310**	**78,151**	**77,057**
Non-stated maturity	39,134	37,661	33,781	32,853
Up to one year	86,838	86,649	44,370	44,204
Non-current	**258,415**	**256,364**	**287,435**	**284,866**
From one to five years	184,423	184,160	212,424	211,325
From five to ten years	50,192	49,205	51,434	50,688
After ten years	23,800	22,999	23,577	22,853
Total	**384,387**	**380,674**	**365,586**	**361,923**

Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 200,491 (R$ 197,648 at 12/31/2021) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss - Securities

	03/31/2022		
	Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian external debt bonds	2,051	18	2,069
Total	**2,051**	**18**	**2,069**

	12/31/2021		
	Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian external debt bonds	3,075	(31)	3,044
Total	**3,075**	**(31)**	**3,044**

The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows:

	03/31/2022		12/31/2021	
	Cost	Fair Value	Cost	Fair Value
Current	**1,538**	**1,562**	**1,474**	**1,458**
Up to one year	1,538	1,562	1,474	1,458
Non-current	**513**	**507**	**1,601**	**1,586**
From one to five years	513	507	1,601	1,586
Total	**2,051**	**2,069**	**3,075**	**3,044**

F-29

Note 6—Derivatives ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures - Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) on a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards—Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps - Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between two specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options—Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives - Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 9,018 (R$ 11,011 at 12/31/2021) and was basically comprised of government securities. Further information on parameters used to management risks, may be found in Note 32 – Risk and Capital Management. F-30

a) Derivatives Summary See below the composition of the Derivative financial instruments portfolio (asseis and liabilities) by type of instrument, stated fair value and maturity date. 03/31/2022 Fair value 111% 0-30 31-90 91-180 181-365 366-720 Over 720 days Asseis Swaps—adjustment receivable 38,454 53.0% 416 951 1,961 6,576 6,640 21 ,910 Option agreements 13,900 19.2% 1,943 5,547 1,603 3,659 427 721 Forwards 8,192 11.3% 6,024 523 979 663 3 Credit derivatives 166 0.2% 2 9 18 137 NDF—Non Deliverable Forward 11,436 15.8% 2,167 1,828 2,299 3,500 1,258 384 Other Derivative Financial lnstruments 358 0.5% 171 5 12 3 18 149 Total 72,506 100.0% 10,721 8,856 6,854 14,410 8,364 23,301 % per maturity date 14.8% 12.2% 9.5% 19.9% 11.5% 32.1% 03/31/2022 Fair value 111% 0-30 31-90 91-180 181-365 366-720 Over 720 days Liabilities Swaps—adjustment payable (30,793) 48.0% (212) (713) {1,279) {4,753) {5,318) (18,518) Option agreements (17,326) 27.0% {3,057) {6,923) (657) (5,186) (731) (772) Forwards (6,019) 9.4% (6,015) (1) (3) Credit derivatives (120) 0.2% (1) (1) (3) (2) (113) NDF—Non Deliverable Forward {9,736) 15.1% {1,676) {1,603) {1,997) (3,074) (875) (511) Other Derivative Financial lnstruments (211) 0.3% (15) (6) (9) (36) (35) (110) Total (64,205) 100.0% (10,975) (9,247) (3,943) (13,055) (6,961) (20,024) % per maturity date 17.1% 14.4% 6.1% 20.3% 10.8% 31.3% 1) Comprises R$ (56) pegged to Libor. 12/31/2021 Fair value 111% 0-30 31-90 91-180 181-365 366-720 Over 720 days Asseis Swaps—adjustment receivable 38,014 55.0% 1,820 370 837 2,596 7,341 25,050 Option agreements 21,252 30.8% 10,599 3,515 3,788 1,913 683 754 Forwards 3,111 4.5% 1,595 1,167 290 56 3 Credit derivatives 242 0.4% 8 22 205 NDF—Non Deliverable Forward 5,943 8.6% 1,193 1,207 1,109 1,053 752 629 other Derivative Financial lnstruments 483 0.7% 285 2 6 25 165 Total 69,045 100.0% 15,492 6,261 6,031 5,632 8,826 26,803 % per maturity date 22.4% 9.1% 8.7% 8.2% 12.8% 38.8% 12/31/2021 Fair value 111% 0-30 31-90 91-180 181-365 366-720 Over 720 days Liabilities Swaps—adjustment payable (34,646) 54.9% (1,562) (638) (1,057) (2,275) (6,944) (22,170) Option agreements (22,547) 35.7% (4,086) (5,170) (7,479) (4,247) (786) (779) Forwards (762) 1.2% (762) Credit derivatives (198) 0.3% (1) (1) (8) (188) NDF—Non Deliverable Forward (4,896) 7.7% (739) (1,256) (565) (1,097) (822) (417) other Derivative Financial lnstruments (155) 0.2% (4) (2) (6) (5) (36) (102) Total (63,204) 100.0% (7,153) (7,066) (9,108) (7,625) (8,596) (23,656) % per maturity date 11.3% 11.2% 14.4% 12.1% 13.6% 37.4% 1) Comprises R$ (1 ,102) pegged to Libor. F-31

b) Derivatives by index and Risk Factor F-32

Off-balance sheet Balance sheet account Adjustment to fair notional amount receivable / (received) value (in income / Fair value (payable) / paid stockholders’ equity) 03/31/2022 Future contracts 765,787 Purchase commitments 286,411 Shares 9,674 Commodities 959 lnterest 246,219 Foreign currency 29,559 Commitments to sell 479,376 Shares 10,256 Commodities 3,620 lnterest 444,647 Foreign currency 20,853 Swap contracts 1,560 6,101 7,661 Asset position 1,156,644 14,110 24,344 38,454 Commodities 4 lnterest 1,131,188 12,809 24,243 37,052 Foreign currency 25,452 1,301 101 1,402 Liability position 1,156,644 (12,550) (18,243) (30,793) Shares 629 (34) (22) (56) Commodities 237 (2) (2) lnterest 1,111,702 (11 ,831) (18,280) (30,111) Foreign currency 44,076 (685) 61 (624) Option contracts 1,003,183 (3,835) 409 (3,426) Purchase commitments - long position 136,718 9,450 279 9,729 Shares 16,193 710 832 1,542 Commodities 810 44 60 104 lnterest 51 ,760 121 (6) 115 Foreign currency 67,955 8,575 (607) 7,968 Commitments to sell - long position 369,040 3,474 697 4,171 Shares 29,981 1,220 330 1,550 Commodities 332 7 2 9 lnterest 280,747 66 (59) 7 Foreign currency 57,980 2,181 424 2,605 Purchase commitments - short position 82,288 (13,266) (192) (13,458) Shares 15,684 (569) (937) (1 ,506) Commodities 51 1 (23) (10) (33) lnterest 2,839 (46) 3 (43) Foreign currency 63,254 (12,628) 752 (11 ,876) Commitments to sell - short position 415,137 (3,493) (375) (3,868) Shares 23,430 (748) (372) (1 ,120) Commodities 463 (17) 9 (8) lnterest 329,091 (117) 71 (46) Foreign currency 62,153 (2,611) (83) (2,694) Forward operations 34,880 2,237 (64) 2,173 Purchases receivable 3,085 3,464 551 4,015 Shares 789 789 219 1,008 Commodities 15 15 lnterest 2,296 2,675 2,675 Foreign currency 317 317 Purchases payable obligations (2,297) (2,297) Shares (1) (1) lnterest (2,296) (2,296) Sales receivable 21 ,326 4,175 2 4,177 Shares 1,185 1,165 (2) 1,163 lnterest 3,010 3,010 Foreign currency 20,141 4 4 Sales deliverable obligations 10,469 (3,105) (617) (3,722) lnterest 10,446 (3,102) (3,102) Foreign currency 23 (3) (617) (620) Credit derivatives 19,287 11 35 46 Asset position 11,230 181 (15) 166 Shares 1,937 22 27 49 Commodities 15 lnterest 9,278 159 (42) 117 Liability position 8,057 (170) 50 (120) Shares 1,320 (35) (3) (38) lnterest 6,737 (135) 53 (82) NDF - Non Deliverable Forward 269,550 1,454 246 1,700 Asset position 133,671 11,591 (155) 11,436 Commodities 2,310 604 (67) 537 Foreign currency 131 ,361 10,987 (88) 10,899 Liability position 135,879 (10,137) 401 (9,736) Shares 4 Commodities 2,219 (540) 41 (499) Foreign currency 133,656 (9,597) 360 (9,237) Other derivative financial instruments 4,942 (33) 180 147 Asset position 4,288 142 216 358 Shares 265 11 11 lnterest 4,023 142 35 177 Foreign currency 170 170 Liability position 654 (175) (36) (211) Shares 308 (3) (8) (11) lnterest 329 (172) (27) (199) Foreign currency 17 (1) (1) Asset 46,587 25,919 72,506 Liability (45,193) (19,012) (64,205) Total 1,394 6,907 8,301 Derivative contracts mature as follows (in days): Off-balance sheet- notional amount” 1 O—30 31 -180 181 -365 Over 365 days 03/31/2022 Future contracts 205,217 265,502 177,061 118,007 765,787 Swap contracts 37,468 141 ,311 263,327 714,538 1,156,644 Option contracts 198,882 648,784 131,439 24,078 1,003,183 Forwards (onshore) 5,720 21 ,376 7,781 3 34,880 Credit derivatives 539 3,270 3,736 11,742 19,287 NDF—Non Deliverable Forward 83,473 94,415 65,165 26,497 269,550 Other derivative financial instruments 17 494 576 3,855 4,942 1) Comprises R$ 243,670 pegged to Libor. F-33

Off-balance sheet Balance sheet account Adjustment to fair notional amount receivable / (received) value (in income / Fairvalue (payable) / paid stockholders’ equity) 12/31/2021 Future contracts 857,781 Purchase commitments 470,895 Shares 14,627 Commodities 703 lnterest 429,862 Foreign currency 25,703 Commitments to sell 386,886 Shares 14,181 Commodities 3 ,308 lnterest 342,575 Foreign currency 26,822 Swap contracts (1,861) 5,229 3,368 Asset position 1,338,457 13,410 24,604 38,014 Commodities 2 lnterest 1,318,082 10,339 23,835 34,174 Foreign currency 20,373 3,071 769 3 ,840 Liability position 1,338,457 (15,271) (19,375) (34,646) Shares 497 (37) (3) (40) Commodities 130 (1) (1) lnterest 1,309,778 (13,331) (19,377) (32,708) Foreign currency 28,052 (1,903) 6 (1 ,897) Option contracts 1,621,736 154 (1,449) (1,295) Purchase commitments—long position 145,412 17,981 1,496 19,477 Shares 11 ,929 521 1,140 1,661 Commodities 471 20 20 40 lnterest 63,697 127 98 225 Foreign currency 69,315 17,313 238 17,551 Commitments to sell—long position 668,380 2,433 (658) 1,775 Shares 18,928 878 339 1,217 Commodities 306 9 (3) 6 lnterest 582,086 154 (148) 6 Foreign currency 67,060 1,392 (846) 546 Purchase commitments—short position 79,734 (17,595) (2,781) (20,376) Shares 14,045 (348) (1 ,185) (1 ,533) Commodities 274 (8) (1) (9) lnterest 3 ,284 (68) (48) (116) Foreign currency 62,131 (17,171) (1 ,547) (18,718) Commitments to sell—short position 728,210 (2,665) 494 (2,171) Shares 16,545 (648) (368) (1 ,016) Commodities 266 (19) 11 (8) lnterest 642,475 (227) 211 (16) Foreign currency 68,924 (1,771) 640 (1 ,131) Forward operations 26,129 2,362 (13) 2,349 Purchases receivable 1,016 1,186 (27) 1,159 Shares 948 948 (27) 921 lnterest 68 238 238 Purchases payable obligations (68) (68) lnterest (68) (68) Sales receivable 20,765 1,938 14 1,952 Shares 1,258 1,244 (1) 1,243 lnterest 694 694 Foreign currency 19,507 15 15 Sales deliverable obligations 4,348 (694) (694) lnterest 694 (694) (694) Foreign currency 3 ,654 Credit derivatives 21,556 (532) 576 44 Asset position 13,414 (271) 513 242 Shares 1,784 (37) 101 64 Commodities 18 lnterest 11 ,612 (234) 412 178 Liability position 8,142 (261) 63 (198) Shares 1,865 (63) 17 (46) lnterest 6 ,277 (198) 46 (152) NDF—Non Deliverable Forward 278,531 239 808 1,047 Asset position 144,123 5,256 687 5,943 Shares 5 Commodities 2,489 478 (1) 477 Foreign currency 141 ,629 4,778 688 5 ,466 Liability position 134,408 (5,017) 121 (4,896) Commodities 1,104 (50) 3 (47) Foreign currency 133,304 (4,967) 118 (4,849) Other derivative financial instruments 6,064 25 303 328 Asset position 5,132 164 319 483 Shares 202 8 8 lnterest 4 ,869 161 29 190 Foreign currency 61 3 282 285 Liability position 932 (139) (16) (155) Shares 576 (9) (12) (21) lnterest 347 (130) (3) (133) Foreign currency 9 (1) (1) Asset 42,097 26,948 69,045 Liability (41,710) (21 ,494) (63,204) Total 387 5,454 5,841 Derivative contracts mature as follows in da s : Off-balance sheet—notional amount O -30 31—180 181—365 Over 365 days 12/31/2021 Future contracts 370,243 248,922 74,456 164,160 857,781 Swap contracts 131,681 155,022 121,040 930,714 1,338,457 Option contracts 1,230,470 268,254 45,731 77,281 1,621 ,736 Forwards 3,173 13,402 9 ,551 3 26,129 Credit derivatives 6 ,602 826 14,128 21 ,556 NDF—Non Deliverable Forward 77,962 113,359 48,091 39,119 278,531 Other derivative financial instruments 199 739 624 4,502 6 ,064 1) Comprises R$ 289,252 pegged to Libor.

c) Derivatives by notional amount See below the composition of the Derivative Financial lnstruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties 03/31/2022 NDF-Non Other derivative Future contracts Swap contracts Option contracts Forwards Credit derivatives Deliverable financial instruments Forward Stock exchange 765,787 652,989 912,444 29,574 6,065 54,317 Over-the-counter market 503,655 90,739 5,306 13,222 215,233 4,942 Financial institutions 390,277 59,156 5,306 13,222 86,313 3,999 Companies 109,325 30,690 127,939 941 Individuais 4,053 893 981 2 Total 765,787 1,156,644 1,003,183 34,880 19,287 269,550 4,942 12/31/2021 NDF-Non Other derivative Future contracts Swap contracts Option contracts Forwards Credit derivatives Deliverable financial instruments Forward Stock exchange 857,781 817,629 1,530,730 25,368 7,535 65,035 Over-the-counter market 520,828 91,006 761 14,021 213,496 6,064 Financial institutions 413,651 57,540 761 14,021 76,415 4,861 Companies 103,758 32,415 136,270 1,200 Individuais 3,419 1,051 811 3 Total 857,781 1,338,457 1,621,736 26,129 21 ,556 278,531 6,064 d) Credit derivatives ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios’ risk. CDS (credit default swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity’s debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. F-35

	03/31/2022				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	8,725	1,437	3,055	4,178	55
TRS	5,992	5,992	-	-	-
Total by instrument	**14,717**	**7,429**	**3,055**	**4,178**	**55**
By risk rating					
Investment grade	465	164	215	86	-
Below investment grade	14,252	7,265	2,840	4,092	55
Total by risk	**14,717**	**7,429**	**3,055**	**4,178**	**55**
By reference entity					
Brazilian government	11,481	6,445	1,521	3,468	47
Governments – abroad	166	28	86	52	-
Private entities	3,070	956	1,448	658	8
Total by entity	**14,717**	**7,429**	**3,055**	**4,178**	**55**

	12/31/2021				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	9,837	1,681	3,566	4,590	-
TRS	5,610	5,610	-	-	-
Total by instrument	**15,447**	**7,291**	**3,566**	**4,590**	**-**
By risk rating					
Investment grade	516	194	253	69	-
Below investment grade	14,931	7,097	3,313	4,521	-
Total by risk	**15,447**	**7,291**	**3,566**	**4,590**	**-**
By reference entity					
Brazilian government	11,882	6,144	1,792	3,946	-
Governments – abroad	196	33	102	61	-
Private entities	3,369	1,114	1,672	583	-
Total by entity	**15,447**	**7,291**	**3,566**	**4,590**	**-**

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor's and Fitch Ratings.

The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection.

F-36

03/31/2022 Notional amount of credit Notional amount of credit protection purchased with identical Net position protection sold underlying amount CDS (8,725) 4,570 (4,155) TRS (5,992) (5,992) Total (14,717) 4,570 (10,147) 12/31/2021 Notional amount of credit Notional amount of credit protection purchased with identical Net position protection sold underlying amount CDS (9,837) 6,109 (3,728) TRS (5,610) (5,610) Total (15,447) 6,109 (9,338) F-37

e) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING’s consolidat ed financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordan ce with IAS 32. Financi al assets subject to offsetting, enforceable master netting arrangements and similar agreement s: 03/31/2022 Related amounts not offset in the Balance Gross amount of Net amount of financial Sheet 121 recognized financial Gross amount offset in the assets presented in the Total 11 1 Balance Sheet assets Balance Sheet 3 Cash collateral Financial instruments 1 1 received Securities purchased under agreements to resell 170,142 170,142 (2,906) 167,236 Derivative financi al instruments 72 ,506 72,506 (15,598) (190) 56,718 12/31/2021 Related amounts not offset in the Balance Gross amount of Net amount of financial 121 Sheet Gross amount offset in the recognized financial Balance Sheet assets presented in the Total 131 Cash collateral assets 111 Balance Sheet Financial instruments received Securities purchased under agreements to resell 169, 71 1 169,711 (3,649) 166,062 Derivative financi al instruments 69,045 69,045 (14,517) (217) 54,311 Financi al liabilities subject to offsetting, enforceable master netting arrangements and similar agreements: 03/31/2022 Related amounts not offset in the Balance Gross amount of Gross amount offset in the Net amount of financial Sheet 121 recognized financial liabilities presented in the Total liabilities 111 Balance Sheet Balance Sheet Financial instruments 131 Cash collateral pledged Securities sold under repurchase agreements 256,642 256,642 (32,105) 224,537 Derivative financi al instruments 64,205 ,607 48 64,205 (15,598) 12/31/2021 Related amounts not offset in the Balance Gross amount of Net amount of financial 121 Gross amount offset in the Sheet recognized financial Balance Sheet liabilities presented in the Total 111 Cash collateral liabilities 1 13 Balance Sheet Financial instruments pledged Securities sold under repurchase agreements 252,848 252,848 (39,317) 213,531 Derivative financi al instruments 63,204 ,687 48 63,204 (14,517) 1) lncludes amounts of mas ter offset agreements and other such agreements, both enforce able and unenforceable. 2) Limited to amounts subject to enforceable master offset agreements and other such agreements. 3) lncludes amounts subject to enforceable mas ter offset agreements and other such agreements, and guarantees in financial instrument s. Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneousl y. Derivative financial instruments and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNI BANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously. F-38

Note 7—Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: • Interest Rate: Risk of loss in transactions subject to interest rate variations. •Currency: Risk of loss in transactions subject to foreign exchange variation. The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are shown in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently Futures Contracts, Options, NDF (Non Deliverable Forwards), Forwards, Swaps and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows: Interest rate risks: •Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts. •Hedge of asset transactions: to hedge fluctuations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts. •Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts. •Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate, through swap contracts. •Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts. F-39

•Hedge of repurchase agreements: to hedge fluctuations in cash flows of interest received from changes in Selic (benchmark interest rate), through futures contracts. •Hedging of expected highly probable transactions: to hedge the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. 03131/2022 Hedged item Hedge instrument Strategies Heading Book Value Variation invalue Cash flow hedge Variation infairvalue used recognized in Other Notional Amount to calculate hedge Assets Liabilities comprehensive incarne ineffectiveness lnterestraterisk Hedge of deposits and repurchase agreements Securities sold under agreements to resell 66,103 1,228 1,228 66,053 1,228 Hedge of asseis transactions Loans and lease operalions and Securities 6,534 (466) (466) 6,069 (466) Hedge of asset-backed securities under repurchase agreements Securities purchased under agreements to resell 41 ,763 (2,008) (2,008) 40,666 (2,008) Hedge of loan operations Loans and lease operations 29 (1) (1) 30 (1) Hedge of funding Deposits 5,266 104 104 5,369 104 Hedge of asseis denominated in UF Securities 13,189 (274) (274) 13,464 (274) Foreign exchange risk Hedge of highty probable forecast transactions 285 93 (59) 160 379 (59) Total 61,800 71,462 (1,476) (1,257) 132,030 (1,476) 12131/2021 Hedged item Hedge instrument Strategies Heading Book Value Variation in value Cash flow hedge Variation ln fair vatue used recognized in Other Notional Amount to calculate hedge Asseis Liabilities comprehensive income ineffectiveness lnterestraterisk Hedge of deposits and repurchase agreements Securities sold under agreements to resell 39,142 1,065 1,065 39,136 1,072 Hedge of asseis transactions Loans and lease operations and Securities 8,621 (409) (409) 8,213 (409) Hedge of asset-backed securilies under repurchase agreements Securities purchased under agreements lo resell 40,526 (1 ,686) (1,686) 39,962 (1 ,698) Hedge of loan operations Loans and lease operations 131 131 Hedge of funding Deposils 5,749 30 30 5,779 30 Hedge of asseis denominated in UF Securities 14,558 (127) (127) 14,683 (127) Foreign exchange risk Hedge of highty probable forecast lransaclions 3,508 185 740 3,508 185 Total 67,344 44,891 (942) (387) 111,412 (946) For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level. The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ 219 (R$ 555 at 12/31/2021). F-40

Hedge Instruments	03/31/2022						
	Notional amount	Book Value [1]		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffecti-veness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	112,788	120	54	(1,246)	(1,246)	-	-
Swap	18,863	5,266	13,219	(171)	(171)	-	-
Foreign exchange risk							
Futures	379	93	268	(59)	(59)	-	326
Total	**132,030**	**5,479**	**13,541**	**(1,476)**	**(1,476)**	**-**	**326**

Hedge Instruments	12/31/2021						
	Notional amount	Book Value [1]		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffecti-veness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	87,311	144	-	(1,035)	(1,030)	(5)	(13)
Swap	20,593	5,749	14,688	(96)	(97)	1	-
Foreign exchange risk							
Futures	3,508	-	3,665	185	185	-	-
Total	**111,412**	**5,893**	**18,353**	**(946)**	**(942)**	**(4)**	**(13)**

1) Amounts recorded under heading Derivatives.

F-41

b) Hedge of net investment in foreign operations ITAÚ UNIBANCO HOLDING’s strategies for net investments in foreign operations consist of hedging the exposure in the functional currency of the foreign operation against the functional currency of head office. The risk hedged in this type of strategy is the currency risk. ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. Instead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method, which is based on a comparison of the change in fair value (cash flow) of the hedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from variations in exchange rates on the amount of investment abroad designated as the object of the hedge. 03/31/2022 Hedged item Hedge instrument Strategies Book Value 1 21 Variation in value Foreign currency Notional Variation in fair value used recognized in Other conversion reserve amount to calculate hedge Asseis Liabilities comprehensive income ineffectiveness Foreign exchange risk _H_e_d_ge_o_f_n_e_l i_nv_e_s_lm_e_n_l i_n_fo_r_ei_gn_o_p_e_ra_l_io_ns__ I1I __________ 5,4__03 _____________ (1_4,0__8_5)_ _____ (_14_,_08_5_) ____ 5_,0_3_9 _______ (_1_4,_0_73_) Total 5,403 (14,085) (14,085) 5,039 (14,073) 12/31/2021 Hedged item Hedge instrument Strategies Book Value 1 21 Variation in value Foreign currency Notional Variation in fair value used recognized in Other conversion reserve amount to calculate hedge Asseis Liabilities comprehensive income ineffectiveness Foreign exchange risk Hedge of nel inveslmenl in foreign operalions 111 9,646 (14,701) (14,701) 13,888 (14,688) Total 9,646 (14,701) (14,701) ———————- 13,888 (14,688) 1) Hedge instruments consider the gross tax position. 2) Amounts recorded under heading Derivatives. In the period, the amount of R$ 9,254 (R$ 11,752 at 12/31/2021) was reversed from the hedge relationship, which remaining balance in the Foreign currency conversion reserve (Stockholders’ equity) is R$ (3,112) (R$ (5,265) at 12/31/2021), with no effect on the result as foreign investments were maintained. 03/31/2022 Book Valuel11 Variations in fair value Variation in lhe value Amount reclassified from Hedge instrumenls Notional Hedge ineffectiveness foreign currency amount used to calculate hedge recognized in Other recognized in income conversion reserve into ineffectiveness comprehensive income Asseis Liabilities income Foreign exchange risk Fulures (5,759) (5,718) (41) Fulures / NDF—Non Deliverable Forward 2,393 73 (1 ,473) (1 ,516) 43 Fulures / Financial Asseis 2,646 3,814 1,815 (6,841) (6,851) 10 Total 5,039 3,814 1,888 (14,073) (14,085) 12 12/31/2021 Value I1I Book Variations in fair value Variation in lhe value Amount reclassified from Hedge instrumenls Notional Hedge ineffectiveness foreign currency amount used to calculate hedge recognized in Other recognized in income conversion reserve into ineffectiveness comprehensive income Asseis Liabilities income Foreign exchange risk Fulures 2,126 286 (3,252) (3,241) (11) Fulures / NDF—Non Deliverable Forward 6,000 208 (3,502) (3,529) 27 Fulures / Financial Asseis 5,762 6,566 3,653 (7,934) (7,931) (3) Total 13,888 7,060 3,653 (14,688) (14,701) 13 1) Amounts recorded under heading Derivatives. c) Fair value hedge The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation in fair value on the receipt and payment of interest on recognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies fair value hedges as follows: F-42

Interest rate risk:

- To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

- The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument.

- The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

Strategies	03/31/2022						
	Hedge Item					Hedge Instruments [2]	
	Book Value [1]		Fair Value		Variation in fair value reconized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	8,796	-	8,727	-	(69)	8,796	69
Hedge of funding	-	12,984	-	12,501	483	12,984	(481)
Hedge of securities at fair value through other comprehensive income	2,754	-	2,674	-	(80)	2,547	75
Total	**11,550**	**12,984**	**11,401**	**12,501**	**334**	**24,327**	**(337)**

Strategies	12/31/2021						
	Hedge Item					Hedge Instruments [2]	
	Book Value [1]		Fair Value		Variation in fair value reconized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	8,890	-	8,917	-	27	8,890	(28)
Hedge of funding	-	11,051	-	10,661	390	11,051	(388)
Hedge of securities at fair value through other comprehensive income	3,162	-	3,128	-	(34)	2,885	29
Total	**12,052**	**11,051**	**12,045**	**10,661**	**383**	**22,826**	**(387)**

1) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operations.
2) Comprises the amount of R$ 7,233 (R$ 6,422 at 12/31/2021), related to instruments exposed by the change in reference interest rates - IBORs.

At 12/31/2021, the amount of R$ 8,001 was reversed from the hedge relationship, which effective portion is R$ 125, with no effect on the result because it is a fair value hedge of securities at fair value through other comprehensive income.

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

F-43

Hedge Instruments	03/31/2022				
	Notional amount	Book value [1]		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	24,327	85	818	(337)	(3)
Total	**24,327**	**85**	**818**	**(337)**	**(3)**

Hedge Instruments	12/31/2021				
	Notional amount	Book value [1]		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	22,826	2	551	(387)	(4)
Total	**22,826**	**2**	**551**	**(387)**	**(4)**

1) Amounts recorded under heading Derivatives.

F-44

The table below presents, for each strategy, lhe notional amount and lhe fair value adjustments of hedge instruments and lhe book value of lhe hedged item: 12/3 1/ 03/31/2022 2021 Hedge instruments Hedged item Hedge instruments Hedged item Notional amount Fairvalue BookValue Notional amount Fairvalue Book Value adjustments adjustments Hedge of deposits and repurchase agreements 66,053 48 66,103 39,136 86 39,142 Hedge of highly probable forecast transactions 379 (59) 192 3,508 185 3,508 Hedge of net investment in foreign operations 5,039 1,926 5,403 13,888 3,407 9,646 Hedge of loan operations (Fair value) 8,796 69 8,796 8,890 (28) 8,890 Hedge of loan operations (Cash flow ) 30 (1) 29 131 131 Hedge of funding (Fair value) 12,984 (481) 12,984 11 ,051 (388) 11 ,051 Hedge of funding (Cash flow) 5,369 104 5,266 5,779 30 5,749 Hedge of asseis transactions 6,069 (466) 6,534 8,213 (409) 8,621 Hedge of asset-backed securities under repurchase agr,526 40 eements 40,666 60 41,763 39,962 50 Hedge of asseis denom inated in UF 13,464 (274) 13,189 14,683 (127) 14,558 Hedge of securities at fair value through other comprehensive income 2,547 75 2,754 2,885 29 3,162 Total 2, 00 836 1, 1 F-45

The lable below shows lhe breakdown by rnalurity of lhe hedging slralegies: 03/31/2022 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years Over 1 O years Total Hedge of deposils 18, 951 and repurchase agreernenls 26,850 11 ,717 6,258 2,277 66,053 Hedge of highly probable forecasl lransaclions 379 379 Hedge of net investrnent in foreign operations 1 11 5,039 5,039 Hedge of loan operalions 796 8, (Fair value) 2,945 1,849 559 110 1,978 1,355 Hedge of loan operalions (Cash flow) 30 30 Hedge of funding (Fair value) 4, 1, 789 281 788 1, 856 1,144 440 2,686 12,984 Hedge of funding (Cash flow) 331 3, 1,887 151 5,369 Hedge of asseis lransaclions 6,069 6,069 Hedge of assel-backed securilies under repurchase agreernenls 15,028 7,080 17,954 604 40,666 Hedge of asseis denorninaled in UF 13,119 345 13,464 Hedge of securilies ai fa ir value lhrough olher cornprehensive incarne 18 405 546 834 69 675 2,547 Total 59,184 46,785 31,920 7,642 5,337 9,247 1,281 161,396 12/31/2021 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years Over 1 O years Total Hedge of deposils and repurchase agreernenls 221 14, 1,284 9,453 7,313 5,332 1,533 39,136 Hedge of highly probable forecasl lransaclions 3,508 3,508 <11 Hedge of nel inveslrnenl in foreign operalions 13,888 13,888 Hedge of loan operalions (Fair value) 3,377 1,522 797 838 809 1,547 8,890 Hedge of loan operalions (Cash flow) 131 131 Hedge of funding (Fair value) 1,206 1,072 302 273 2,920 3,916 1,362 11 ,051 Hedge of funding (Cash flow) 779 5, 2,147 3,632 Hedge of asseis lransaclions 2,198 6,015 8,213 Hedge of assel-backed securilies under repurchase agreernenls 2,322 14,963 8,976 13,098 603 39,962 Hedge of asseis denorninaled in UF 10,148 4,535 14,683 Hedge of securilies ai fa ir value lhrough olher cornprehensive incarne 453 56 1,520 50 805 2,884 Total 40,209 9, 111 35,630 30,367 23,042 8,404 1,362 148,125 1) Classified as current, since instrumen ts are frequently renewed . F-46

Note 8—Financial assets at fair value through other comprehensive income—Securities The fair value and corresponding gross carrying amounl of Financial Asseis ai Fair Value lhrough other Comprehensive lncome—Securilies asseis are as follows 03/31/2022 12/31/2021 Fairvalue Fairvalue Gross carrying adjustments (in Expected loss Fairvalue Gross carrying adjustments (in Expected loss Fairvalue amount stockholders’ amount stockholders’ equity) equity) Brazilian government securities 111 47,095 (1,585) 45,510 71,298 (1,656) 69,642 Other government securities 36 (36) 36 (36) Government securities - abroad 111 27,277 (194) (1) 27,082 30,507 (313) 30,194 Argentina 635 1 636 409 (4) 405 Colombia 1,941 (131) 1,810 1,942 (95) 1,847 Chile 15,691 (114) 15,577 19,885 (151) 19,734 Uniled Slales 4,001 (4) 3,997 4,520 (2) 4,518 Mexico 894 2 (1) 895 1,028 (6) 1,022 Paraguay 3,041 51 3,092 1,516 (57) 1,459 Uruguay 1,074 1 1,075 1,207 2 1,209 Corporate securities 111 5,834 (965) (46) 4,823 6,714 (880) (48) 5,786 Shares 1,555 (961) 594 1,629 (886) 743 Bank deposil certificales 57 (1) 56 132 (1) 131 Debenlures 250 (42) 209 392 3 (44) 351 Eurobonds and olher 3,948 (5) (1) 3,942 4,498 (1) 4,498 Financial bills 6 6 6 6 other 18 1 (3) 16 57 3 (3) 57 Total 80,242 (2,744) (83) 77,415 108,555 (2,849) (84) 105,622 1) Financial assets at fair value through other comprehensive income—Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) Brazilian government securities R$ 34,942 (R$ 43,560 at 12/31/2021 ), b) Government securities -abroad R$ 6,098 (R$ 2,385 at 12/31/2021) ande) Corporate securities R$ 92 (778 at 12/31/2021), totaling R$ 41,132 (R$ 46,723 at 12/31/2021). The gross carrying amount and the fair value of financial assets through other comprehensive income—securities by maturity are as follows: 03/31/2022 12/31/2021 Gross carrying amount Fairvalue Gross carrying amount Fair value Current 32,222 31,298 27,398 26,428 Non-stated maturity 1,555 594 1,629 743 Up to one year 30,667 30,704 25,769 25,685 Non-current 48,020 46,117 81,157 79,194 From one to five years 33,446 32,638 64,034 63,256 From five to ten years 10,107 9,683 12,017 11,557 After ten years 4,467 3,796 5,106 4,381 Total 80,242 77,415 108,555 105,622 F-47

Equity instruments at fair value through other comprehensive income - securities are presented in the table below:

	03/31/2022			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair value
Shares	1,555	(961)	-	594
Total	**1,555**	**(961)**	**-**	**594**

	12/31/2021			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair value
Shares	1,629	(886)	-	743
Total	**1,629**	**(886)**	**-**	**743**

In the period there was no receipt of dividends and there was no reclassification within Stockholders' equity.

ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market.

	03/31/2022		12/31/2021	
	Gross carrying amount	Fair Value	Gross carrying amount	Fair Value
Current	**1,555**	**594**	**1,629**	**743**
Non-stated maturity	1,555	594	1,629	743

Reconciliation of expected loss for Other financial assets, segregated by stages:

Stage 1	Expected loss 12/31/2021	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 03/31/2022
Financial assets at fair value through other comprehensive income	**(84)**	**2**	**(1)**	**-**	**-**	**-**	**-**	**-**	**(83)**
Brazilian government securities	**(36)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - abroad	**-**	**-**	**(1)**	**-**	**-**	**-**	**-**	**-**	**(1)**
Corporate securities	**(48)**	**2**	**-**	**-**	**-**	**-**	**-**	**-**	**(46)**
Debentures	(44)	2	-	-	-	-	-	-	(42)
Eurobonds and other	(1)	-	-	-	-	-	-	-	(1)
Other	(3)	-	-	-	-	-	-	-	(3)

Stage 1	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 12/31/2021
Financial assets at fair value through other comprehensive income	**(93)**	**3**	**(2)**	**8**	**-**	**-**	**-**	**-**	**(84)**
Brazilian government securities	**(36)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - abroad	**(1)**	**1**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Corporate securities	**(56)**	**2**	**(2)**	**8**	**-**	**-**	**-**	**-**	**(48)**
Debentures	(44)	-	-	-	-	-	-	-	(44)
Eurobonds and other	(9)	2	(2)	8	-	-	-	-	(1)
Other	(3)	-	-	-	-	-	-	-	(3)

F-48

Note 9—Financial assets at amortized cost—Securities The Financial asseis at amortized cosi—Securities are as follows: 03/31/2022 12/31/2021 Amortized Cosi Expecled Loss Nel Amortized Cosi Amortized Cosi Expecled Loss Nel Amortized Cosi 11> Brazilian governmenl securities 73,618 (35) 73,583 68,045 (37) 68,008 Governmenl securities - abroad 33,314 (9) 33,305 24,888 (7) 24,881 Colombia 924 (1) 923 925 (1) 924 Chile 5,426 5,426 828 828 Korea 8,852 (1) 8,851 5,604 5,604 Spain 8,220 (1) 8,219 6,132 (1) 6,131 Mexico 9,874 (6) 9,868 11,377 (5) 11,372 Uruguay 18 18 22 22 Corporale securities 11 > 63,307 (1,949) 61,358 54,813 (1,904) 52,909 Rural product note 8,950 (12) 8,938 5,906 (14) 5,892 Bank deposit certificates 20 20 110 (1) 109 Real estale receivables certificates 3,865 (1) 3,864 3,988 (1) 3,987 Debentures 43,364 (1,923) 41,441 39,403 (1,883) 37,520 Eurobonds and other 448 (2) 446 457 (2) 455 Financial bills 52 52 51 51 Promissory and commercial notes 5,793 (5) 5,788 4,219 (2) 4,217 Other 815 (6) 809 679 (1) 678 Total 170,239 (1,993) 168,246 147,746 (1,948) 145,798 1) Financial Assets at Amortized Cost—Securities Pledged as Collateral of Funding Transactions of Financial lnstitutions and Customers were: a) Brazilian government securities R$ 8,767 (R$ 12,570 at 12/31/2021); and b) Corporate securities R$ 9,697 (R$ 11,358 at 12/31/2021), totaling R$ 18,464 (R$ 23,928 at 12/31/2021). On January 1, 2022, a new business model was created, classified as Amortized Cost, for capital management of companie located in Chile (Itaú CorpBanca), in which Foreign Government Securities in the amount of R$ 5,069, previously classified in the Fair Value business model through Other Comprehensive Income. On March 31, 2022, the fair value of reclassified assets would be of R$ 5,185 and the adjustment to fair value that would have been recognized in Other Comprehensive Income would be of R$ (707). The amortized cosi of Financial asseis at amortized cosi- Securities by maturity is as follows: 03/31/2022 12/31/2021 Amortized Cosi Net Amortized Cosi Amortized Cosi Net Amortized Cosi Current 48,555 48,369 45,353 45,169 Up to one year 48,555 48,369 45,353 45,169 Non-current 121,684 119,877 102,393 100,629 From one to five years 85,916 84,896 70,924 69,965 From five to ten years 30,217 29,430 26,404 25,600 Alter ten years 5,551 5,551 5,065 5,064 Total 170,239 168,246 147,746 145,798 F-49

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages:

Stage 1	Expected loss 12/31/2021	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 03/31/2022
Financial assets at amortized cost	**(74)**	**-**	**(14)**	**10**	**1**	**-**	**-**	**-**	**(77)**
Brazilian government securities	**(37)**	**2**	**-**	**-**	**-**	**-**	**-**	**-**	**(35)**
Government securities - abroad	**(7)**	**-**	**(6)**	**3**	**-**	**-**	**-**	**-**	**(9)**
Colombia	(1)	-	-	-	-	-	-	-	(1)
Korea	-	(1)	-	-	-	-	-	-	(1)
Spain	(1)	-	-	-	-	-	-	-	(1)
Mexico	(5)	1	(5)	3	-	-	-	-	(6)
Corporate securities	**(30)**	**(2)**	**(9)**	**7**	**1**	**-**	**-**	**-**	**(33)**
Rural product note	(5)	3	(1)	-	1	-	-	-	(2)
Bank deposit certificate	(1)	-	-	1	-	-	-	-	-
Real estate receivables certificates	(1)	-	-	-	-	-	-	-	(1)
Debentures	(18)	(6)	(3)	6	-	-	-	-	(21)
Eurobond and other	(2)	-	-	-	-	-	-	-	(2)
Promissory and commercial notes	(2)	-	(3)	-	-	-	-	-	(5)
Other	(1)	1	(2)	-	-	-	-	-	(2)

Stage 2	Expected loss 12/31/2021	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss 03/31/2022
Financial assets at amortized cost	**(38)**	**(11)**	**-**	**14**	**-**	**-**	**(1)**	**-**	**(36)**
Corporate securities	**(38)**	**(11)**	**-**	**14**	**-**	**-**	**(1)**	**-**	**(36)**
Rural product note	-	-	-	-	-	-	(1)	-	(1)
Debentures	(38)	(7)	-	14	-	-	-	-	(31)
Other	-	(4)	-	-	-	-	-	-	(4)

Stage 3	Expected loss 12/31/2021	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss 03/31/2022
Financial assets at amortized cost	**(1,836)**	**(40)**	**(6)**	**2**	**-**	**-**	**-**	**-**	**(1,880)**
Corporate securities	**(1,836)**	**(40)**	**(6)**	**2**	**-**	**-**	**-**	**-**	**(1,880)**
Rural product note	(9)	-	-	-	-	-	-	-	(9)
Debentures	(1,827)	(40)	(6)	2	-	-	-	-	(1,871)

Stage 1	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 12/31/2021
Financial assets at amortized cost	**(185)**	**188**	**(147)**	**70**	**-**	**-**	**-**	**-**	**(74)**
Brazilian government securities	**(44)**	**7**	**-**	**-**	**-**	**-**	**-**	**-**	**(37)**
Government securities - abroad	**(14)**	**37**	**(36)**	**6**	**-**	**-**	**-**	**-**	**(7)**
Chile	(1)	1	-	-	-	-	-	-	-
Colombia	-	4	(6)	1	-	-	-	-	(1)
Korea	(4)	7	(3)	-	-	-	-	-	-
Spain	(3)	6	(5)	1	-	-	-	-	(1)
Mexico	(6)	19	(22)	4	-	-	-	-	(5)
Corporate securities	**(127)**	**144**	**(111)**	**64**	**-**	**-**	**-**	**-**	**(30)**
Rural product note	(23)	39	(24)	3	-	-	-	-	(5)
Bank deposit certificate	-	1	(10)	8	-	-	-	-	(1)
Real estate receivables certificates	(8)	6	-	1	-	-	-	-	(1)
Debentures	(78)	74	(52)	38	-	-	-	-	(18)
Eurobond and other	(1)	8	(20)	11	-	-	-	-	(2)
Promissory notes	(10)	10	(5)	3	-	-	-	-	(2)
Other	(7)	6	-	-	-	-	-	-	(1)

Stage 2	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss 12/31/2021
Financial assets at amortized cost	**(53)**	**19**	**(20)**	**16**	**-**	**-**	**-**	**-**	**(38)**
Corporate securities	**(53)**	**19**	**(20)**	**16**	**-**	**-**	**-**	**-**	**(38)**
Rural product note	(2)	2	-	-	-	-	-	-	-
Real estate receivables certificates	(4)	-	-	4	-	-	-	-	-
Debentures	(47)	17	(20)	12	-	-	-	-	(38)

Stage 3	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss 12/31/2021
Financial assets at amortized cost	**(2,827)**	**610**	**(51)**	**432**	**-**	**-**	**-**	**-**	**(1,836)**
Corporate securities	**(2,827)**	**610**	**(51)**	**432**	**-**	**-**	**-**	**-**	**(1,836)**
Rural product note	-	6	(15)	-	-	-	-	-	(9)
Debentures	(2,827)	604	(36)	432	-	-	-	-	(1,827)

F-50

Note 10 - Loan and lease operations

a) Composition of loans and lease operations portfolio

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loans and lease operations by type	03/31/2022	12/31/2021
Individuals	**347,487**	**332,536**
Credit card	117,784	112,809
Personal loan	45,433	42,235
Payroll loans	64,212	63,416
Vehicles	30,924	29,621
Mortgage loans	89,134	84,455
Corporate	**138,985**	**135,034**
Micro / small and medium companies	**147,225**	**149,970**
Foreign loans - Latin America	**185,456**	**205,050**
Total loans and lease operations	**819,153**	**822,590**
Provision for Expected Loss [1]	(45,953)	(44,316)
Total loans and lease operations, net of Expected Credit Loss	**773,200**	**778,274**

1) Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (812) (R$ (767) at 12/31/2021) and Loan Commitments R$ (4,481) (R$ (4,433) at 12/31/2021).

By maturity	03/31/2022	12/31/2021
Overdue as from 1 day	23,953	20,960
Falling due up to 3 months	216,952	211,329
Falling due from 3 months to 12 months	202,692	205,119
Falling due after 1 year	375,556	385,182
Total loans and lease operations	**819,153**	**822,590**

By concentration	03/31/2022	12/31/2021
Largest debtor	5,422	6,414
10 largest debtors	30,236	33,694
20 largest debtors	47,182	49,541
50 largest debtors	78,486	79,403
100 largest debtors	111,065	111,116

The breakdown of the loans and lease operations portfolio by debtor's industry is described in Note 32, item 1.4.1 - By business sector.

F-51

b) Gross Carrying Amount (Loan Portfolio)

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2021	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from Stage 2	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 03/31/2022
Individuals	270,371	(11,119)	(669)	3,189	-	-	16,448	278,220
Corporate	128,519	(103)	-	320	117	-	4,258	133,111
Micro / Small and medium companies	124,555	(4,709)	(491)	2,193	1	-	(1,406)	120,143
Foreign loans - Latin America	178,719	(1,630)	(156)	1,004	2	-	(13,736)	164,203
Total	**702,164**	**(17,561)**	**(1,316)**	**6,706**	**120**	**-**	**5,564**	**695,677**

Stage 2	Balance at 12/31/2021	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 03/31/2022
Individuals	38,168	(3,189)	(2,811)	11,119	341	-	(371)	43,257
Corporate	1,600	(320)	(73)	103	-	-	(49)	1,261
Micro / Small and medium companies	16,749	(2,193)	(874)	4,709	258	-	(282)	18,367
Foreign loans - Latin America	13,389	(1,004)	(693)	1,630	156	-	(1,514)	11,964
Total	**69,906**	**(6,706)**	**(4,451)**	**17,561**	**755**	**-**	**(2,216)**	**74,849**

Stage 3	Balance at 12/31/2021	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 03/31/2022
Individuals	23,997	-	(341)	669	2,811	(2,953)	1,827	26,010
Corporate	4,915	(117)	-	-	73	(172)	(86)	4,613
Micro / Small and medium companies	8,666	(1)	(258)	491	874	(933)	(124)	8,715
Foreign loans - Latin America	12,942	(2)	(156)	156	693	(998)	(3,346)	9,289
Total	**50,520**	**(120)**	**(755)**	**1,316**	**4,451**	**(5,056)**	**(1,729)**	**48,627**

Consolidated 3 Stages	Balance at 12/31/2021	Derecognition	Acquisition / (Settlement)	Closing balance 03/31/2022
Individuals	332,536	(2,953)	17,904	347,487
Corporate	135,034	(172)	4,123	138,985
Micro / Small and medium companies	149,970	(933)	(1,812)	147,225
Foreign loans - Latin America	205,050	(998)	(18,596)	185,456
Total [2]	**822,590**	**(5,056)**	**1,619**	**819,153**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2) Comprises R$ 35,824 pegged to Libor.

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2020	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from Stage 2	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2021
Individuals	199,158	(30,578)	(1,663)	12,788	-	-	90,666	270,371
Corporate	123,665	(865)	(109)	1,338	43	-	4,447	128,519
Micro / Small and medium companies	96,784	(14,019)	(960)	9,630	146	-	32,974	124,555
Foreign loans - Latin America	167,601	(8,527)	(929)	5,794	468	-	14,312	178,719
Total	**587,208**	**(53,989)**	**(3,661)**	**29,550**	**657**	**-**	**142,399**	**702,164**

Stage 2	Balance at 12/31/2020	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2021
Individuals	30,793	(12,788)	(7,207)	30,578	1,141	-	(4,349)	38,168
Corporate	2,793	(1,338)	(182)	865	20	-	(558)	1,600
Micro / Small and medium companies	15,965	(9,630)	(2,867)	14,019	742	-	(1,480)	16,749
Foreign loans - Latin America	16,692	(5,794)	(3,630)	8,527	959	-	(3,365)	13,389
Total	**66,243**	**(29,550)**	**(13,886)**	**53,989**	**2,862**	**-**	**(9,752)**	**69,906**

Stage 3	Balance at 12/31/2020	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2021
Individuals	25,532	-	(1,141)	1,663	7,207	(10,309)	1,045	23,997
Corporate	8,063	(43)	(20)	109	182	(310)	(3,066)	4,915
Micro / Small and medium companies	9,206	(146)	(742)	960	2,867	(2,354)	(1,125)	8,666
Foreign loans - Latin America	17,852	(468)	(959)	929	3,630	(5,034)	(3,008)	12,942
Total	**60,653**	**(657)**	**(2,862)**	**3,661**	**13,886**	**(18,007)**	**(6,154)**	**50,520**

Consolidated 3 Stages	Balance at 12/31/2020	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2021
Individuals	255,483	(10,309)	87,362	332,536
Corporate	134,521	(310)	823	135,034
Micro / Small and medium companies	121,955	(2,354)	30,369	149,970
Foreign loans - Latin America	202,145	(5,034)	7,939	205,050
Total [2]	**714,104**	**(18,007)**	**126,493**	**822,590**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2) Comprises R$ 29,875 pegged to Libor.

F-52

Modification of financial assets

In the period, financial assets were modified in stages 2 and stage 3 which net of allowance for expected loan losses was R$ 2,086 (R$ 10,330 at 12/31/2021) before modification, giving effect on the result of R$ 3 (R$ 2 from 01/01 to 03/31/2021). At 03/31/2022, the financial assets that were modified in the period and migrated to stage 1 correspond to the amount of R$ 228 (R$ 1,330 at 12/31/2021).

c) Expected credit loss

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2021	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from Stage 2	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 03/31/2022
Individuals	(6,851)	508	81	(144)	-	-	(790)	(7,196)
Corporate	(413)	1	-	(8)	(2)	-	(16)	(438)
Micro / Small and medium companies	(1,812)	235	36	(115)	-	-	(414)	(2,070)
Foreign loans - Latin America	(2,373)	41	4	(41)	-	-	225	(2,144)
Total	**(11,449)**	**785**	**121**	**(308)**	**(2)**	**-**	**(995)**	**(11,848)**

Stage 2	Balance at 12/31/2021	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 03/31/2022
Individuals	(4,501)	144	1,077	(508)	(22)	-	(1,515)	(5,325)
Corporate	(865)	8	18	(1)	-	-	(9)	(849)
Micro / Small and medium companies	(1,556)	115	212	(235)	(34)	-	(375)	(1,873)
Foreign loans - Latin America	(1,353)	41	124	(41)	(38)	-	25	(1,242)
Total	**(8,275)**	**308**	**1,431**	**(785)**	**(94)**	**-**	**(1,874)**	**(9,289)**

Stage 3	Balance at 12/31/2021	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance 03/31/2022
Individuals	(12,868)	-	22	(81)	(1,077)	2,953	(3,182)	(14,233)
Corporate	(3,529)	2	-	-	(18)	172	165	(3,208)
Micro / Small and medium companies	(4,023)	-	34	(36)	(212)	933	(716)	(4,020)
Foreign loans - Latin America	(4,172)	-	38	(4)	(124)	998	(91)	(3,355)
Total	**(24,592)**	**2**	**94**	**(121)**	**(1,431)**	**5,056**	**(3,824)**	**(24,816)**

Consolidated 3 Stages	Balance at 12/31/2021	Derecognition	(Increase) / Reversal	Closing balance 03/31/2022 (2)
Individuals	(24,220)	2,953	(5,487)	(26,754)
Corporate	(4,807)	172	140	(4,495)
Micro / Small and medium companies	(7,391)	933	(1,505)	(7,963)
Foreign loans - Latin America	(7,898)	998	159	(6,741)
Total	**(44,316)**	**5,056**	**(6,693)**	**(45,953)**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2) Comprises Expected Credit Loss for Financial Guarantees R$ (812) (R$ (767) at 12/31/2021) and Loan Commitments R$ (4,481) (R$ (4,433) at 12/31/2021).

F-53

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2020	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from Stage 2	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2021
Individuals	(5,403)	1,435	203	(579)	-	-	(2,507)	(6,851)
Corporate	(740)	36	8	(132)	(2)	-	417	(413)
Micro / Small and medium companies	(1,273)	592	64	(464)	(51)	-	(680)	(1,812)
Foreign loans - Latin America	(2,389)	226	12	(179)	(46)	-	3	(2,373)
Total	**(9,805)**	**2,289**	**287**	**(1,354)**	**(99)**	**-**	**(2,767)**	**(11,449)**

Stage 2	Balance at 12/31/2020	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2021
Individuals	(3,255)	579	2,639	(1,435)	(79)	-	(2,950)	(4,501)
Corporate	(1,261)	132	32	(36)	(6)	-	274	(865)
Micro / Small and medium companies	(1,337)	464	685	(592)	(112)	-	(664)	(1,556)
Foreign loans - Latin America	(2,029)	179	867	(226)	(284)	-	140	(1,353)
Total	**(7,882)**	**1,354**	**4,223**	**(2,289)**	**(481)**	**-**	**(3,200)**	**(8,275)**

Stage 3	Balance at 12/31/2020	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance 12/31/2021
Individuals	(12,472)	-	79	(203)	(2,639)	10,309	(7,942)	(12,868)
Corporate	(5,952)	2	6	(8)	(32)	310	2,145	(3,529)
Micro / Small and medium companies	(3,759)	51	112	(64)	(685)	2,354	(2,032)	(4,023)
Foreign loans - Latin America	(8,452)	46	284	(12)	(867)	5,034	(205)	(4,172)
Total	**(30,635)**	**99**	**481**	**(287)**	**(4,223)**	**18,007**	**(8,034)**	**(24,592)**

Consolidated 3 Stages	Balance at 12/31/2020	Derecognition	(Increase) / Reversal	Closing balance 12/31/2021 (3)
Individuals	(21,130)	10,309	(13,399)	(24,220)
Corporate	(7,953)	310	2,836	(4,807)
Micro / Small and medium companies	(6,369)	2,354	(3,376)	(7,391)
Foreign loans - Latin America	(12,870)	5,034	(62)	(7,898)
Total	**(48,322)**	**18,007**	**(14,001)**	**(44,316)**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2) Comprises Expected Credit Loss for Financial Guarantees R$ (767) (R$ (907) at 12/31/2020) and Loan Commitments R$ (4,433) (R$ (3,485) at 12/31/2020).

d) Lease operations - Lessor

Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:

	03/31/2022			12/31/2021		
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	**1,986**	**(359)**	**1,627**	**2,365**	**(351)**	**2,014**
Up to 1 year	1,986	(359)	1,627	2,365	(351)	2,014
Non-current	**8,917**	**(2,639)**	**6,278**	**9,342**	**(2,743)**	**6,599**
From 1 to 2 years	1,647	(456)	1,191	1,727	(456)	1,271
From 2 to 3 years	1,306	(365)	941	1,394	(369)	1,025
From 3 to 4 years	974	(292)	682	1,042	(296)	746
From 4 to 5 years	787	(246)	541	834	(251)	583
Over 5 years	4,203	(1,280)	2,923	4,345	(1,371)	2,974
Total	**10,903**	**(2,998)**	**7,905**	**11,707**	**(3,094)**	**8,613**

Financial lease revenues are composed of:

	01/01 to 03/31/2022	01/01 to 03/31/2021
Financial income	196	188
Variable payments	2	4
Total	**198**	**192**

F-54

e) Operations of securitization or transfer and acquisition of financial assets ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial asseis in which there was retention of credit risks of financial asseis transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows 03/31/2022 12/31/2021 Nature of operation Asseis Liabilities 111 Asseis Liabilities 111 Book value Fairvalue Book value Fairvalue Book value Fairvalue Book value Fair value Mortgage loan 223 221 223 221 235 235 235 234 Working capital 688 688 688 688 800 800 795 795 Total 911 909 911 909 1,035 1,035 1,030 1,029 1) Under Other liabilities. From 01/01 to 03/31/2022 operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 17, net of the Allowance for Loan Losses (R$ 403 from 01/01 to 03/31/2021). Note 11—Investments in associates and joint ventures a) Non-material individual investments of ITAÚ UNIBANCO HOLDING 03/31/2022 01/01 to 03/31/2022 lnvestment Equity in earnings Other comprehensive Total lncome income Associates 111 6,482 180 (5) 175 Joint ventures 121 225 (15) (15) Total 6,707 165 (5) 160 12/31/2021 01/01 to 03/31/2021 lnvestment Equity in earnings Other comprehensive Total lncome income Associates 111 5,891 457 (26) 431 Joint ventures 12> 230 (20) (20) Total 6,121 437 (26) 411 1) AI 03/31/2022, this includes interest in total capital and voting capital oi lhe following companies: Pravaler S.A. (52.62% total capital and 42.37% voting capital; 52.64% total capital and 42.37% voting capital at 12/31/2021); Porto Seguro ltaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2021); BSF Holding S.A. (49% total and voting capital; 49% ai 12/31/2021); Gestora de Inteligência de Crédito S.A (19.64% total capital and 20% voting capital; 19.64% total and 20% voting capital ai 12/31/2021); Compafiia Uruguaya de Medias de Procesamiento S.A. (29.24% total and voting capital; 29.24% at 12/31/2021); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2021); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital ai 12/31/2021) and Tecnologia Bancária S.A. (28.05% total capital and 28.95% voting capital; 28.05% total capital and 28.95% voting capital ai 12/31/2021). At 05/31/2021 occurred lhe spin-oi! oi lhe investment in XP lnc. (Note 3). 2) AI 03/31/2022, this includes interest in total and voting capital ol the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% ai 12/31/2021); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% ai 12/31/2021) and includes result not arising Iram subsidiaries’ net incarne. F-55

Note 12—Lease Operations—Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended 03/31/2022, total cash outflow with lease amounted to R$ 352 and lease agreements in the amount of R$ 653 were renewed. There are no relevant sublease agreements. Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, is presented below: 03/31/2022 12/31/2021 Up to 3 months 308 304 3 months to 1 year 853 842 From 1 to 5 years 3,093 3,088 Over 5 years 1,780 1,980 Total Financial Liability 6,034 6,214 Lease amounts recognized in the Consolidated Statement of lncome: 01/01 to 01/01 to 03/31/2022 03/31/2021 Sublease revenues 5 2 Depreciation expenses (233) (332) lnterest expenses (123) (77) Lease expenses for low value assets (17) (19) Variable expenses not include in lease liabilities (14) (20) Total (382) (446) In the period from 01/01 to 03/31/2022 and 01/01 to 03/31/2021, there was no impairment adjustment. F-56

Note 13 - Fixed assets

Fixed assets [1]	03/31/2022				
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		**7,404**	**(4,184)**	**(136)**	**3,084**
Land	-	1,146	-	-	1,146
Buildings and Improvements	4% to 10%	6,258	(4,184)	(136)	1,938
Other fixed assets		**14,834**	**(10,988)**	**(40)**	**3,806**
Installations and furniture	10% to 20%	3,331	(2,490)	(13)	828
Data processing systems	20% to 50%	9,100	(7,283)	(27)	1,790
Other [2]	10% to 20%	2,403	(1,215)	-	1,188
Total		**22,238**	**(15,172)**	**(176)**	**6,890**

1) The contractual commitments for purchase of the fixed assets totaled R$ 3, achievable by 2022 (Note 32b III.II - Off balance commitments).
2) Others refer to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

Fixed assets [1]	12/31/2021				
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		**7,372**	**(4,089)**	**(110)**	**3,173**
Land	-	1,127	-	-	1,127
Buildings and Improvements	4% to 10%	6,245	(4,089)	(110)	2,046
Other fixed assets		**14,659**	**(10,832)**	**(37)**	**3,790**
Installations and furniture	10% to 20%	3,312	(2,463)	(10)	839
Data processing systems	20% to 50%	9,094	(7,170)	(27)	1,897
Other [2]	10% to 20%	2,253	(1,199)	-	1,054
Total		**22,031**	**(14,921)**	**(147)**	**6,963**

1) The contractual commitments for purchase of the fixed assets totaled R$ 3, achievable by 2022 (Note 32b III.II - Off balance commitments).
2) Others refer to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

F-57

Note 14—Goodwill and Intangible assets lntangib le assets Association for the Goodwill and intangible Note nd offer lnternally developed Other intangible Total from acquisit ion promotion ª of Software acquired financial products and software assets 11> services Annual amortization rates% 20 8% 20% 10% to 20% Cost Balance at 12/31/2021 13,031 2,657 6,476 11,157 6,431 39,752 Acquisitions 91 1,124 155 1,370 Rescissions / disposals (1) (63) (64) Exchange variation (714) (11 3) (312) (69) (1,208) 13> Other (4) (712) 742 26 Balance at 03/31/2022 12,317 2,540 5,542 13,023 6,454 39,876 Amortization Balance at 12/31/2021 (1,374) (4,149) (4,220) (1 ,984) (11,727) 2 Amortization expense <> (27) (140) (393) (272) (832) Rescissions / disposals 63 63 Exchange variation 50 160 2 59 271 Other< 3l 47 ) 4 317 (3 (26) Balance at 03/31/2022 2, 251 (1 ,347) (3,812) (4,958) (2,1 34) (1) lmpairment 2dVIII Balance at 12/31/2021 (5,209) (712) (171) (823) (6,915) Exchange variation 394 57 451 Balance at 03/31/2022 (4,815) (655) (171) (823) 46 4) (6, Book value Balance at 03/31/2022 7,502 538 1,559 7,242 4,320 21 ,161 1) lncludes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits. 2) Amortization expenses related to lhe rights for acquisition of payrolls and associations, in lhe amount of R$ (290) (R$ 860) from 01/01 to 12/31 /2021) are disclosed in lhe General and administrative expenses (Note 23). 3) lncludes lhe total amount of R$ 15 related to lhe hyperin fi ationary for Argentina. F-58 lntangible assets Association for the Goodwill and intangible Note nd offer lnternally developed Other intangible Total from acquisition promotion ª of Software acquired financial products and software assets 11> services Annual amortization rates20% 8% 20% 10% to 20% Cost Balance at 12/31/2020 13,959 2,822 6,484 7,664 3,274 34,203 4 Acquisitions l l 5 738 3,511 3,413 7,667 Rescissions / disposals (1 O) (65) (13) (236) (324) Exchange variation 155 ) (918) ( (238) (20) {1,331) Other 13·5l ) 63 (1 5) (443) (5) (4 Balance at 12/31/2021 031 13, 2,657 6,476 11,157 6,431 39,752 Amortization Balance at 12/31/2020 ) 725 {1,347) (3,680) (3,288) {1 ,410) (9, 2 Amortiza tion ex pense <> (109) (819) (942) (791) (2,661) Rescissions / disposals 28 10 214 252 Exchange variation 68 125 3 196 3 5l Other<, 14 197 211 Balance at 12/31/2021 (1 ,374) (4,149) (4,220) (1 ,984) (11 ,727) lmpairment 2dVIII Balance at 12/31/2020 (5,772) ) 48 (789) (204) (383) (7,1 lncrease (4 40 (440) ) D is posais 33 33 Exchange variation 563 77 640 Balance at 12/31/2021 (5,209) (7 12) (171) (823) {6,915) Book value Balance at 1 31 2/ /2021 7,822 571 2,156 6,114 4,447 21 ,110 1) lncludes amounts paid for acquisition of rights to provi de services of payment of salaries, proceeds, retirement and pension benefits and similar benefits. 2) Amortization expenses related to lhe rights for acquisition of payrolls and associations, in lhe amount of R$ (860) (R$ (594) from 01/01 to 12/31/2020) are disclosed in lhe General and administrative expenses (Note 23). 3) lncludes lhe total amount of R$ 34 related to the hyperinfiationary adjustment for Argentina. 4) Other intangible asseis: includes lhe effect of R$ 2,422 related to acquisition on 07/16/2021 of payroll management of lhe Government of lhe State of Minas Gerais. 5) lncludes reclassifi cations of Software licenses necessa ry to put data processing systems into use, in lhe net amount of R$ 327. Goodwill and Intangible Assets from Acquisition are mainly represented by Itaú CorpBanca’s goodwill in the amount of R$ 2,971 (R$ 3,375 at 12/31/2021) . F-59

Note 15 - Deposits

	03/31/2022			12/31/2021		
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	**321,900**	**336,125**	**658,025**	**334,808**	**356,620**	**691,428**
Savings deposits	183,880	-	183,880	190,601	-	190,601
Interbank deposits	3,660	254	3,914	3,490	286	3,776
Time deposits	134,360	335,871	470,231	140,717	356,334	497,051
Non-interest bearing deposits	**149,018**	**-**	**149,018**	**158,944**	**-**	**158,944**
Demand deposits	147,815	-	147,815	158,116	-	158,116
Other deposits	1,203	-	1,203	828	-	828
Total	**470,918**	**336,125**	**807,043**	**493,752**	**356,620**	**850,372**

Note 16 - Financial liabilities designated at fair value through profit or loss

	03/31/2022			12/31/2021		
	Current	Non-current	Total	Current	Non-current	Total
Structured notes						
Debt securities	17	71	88	16	98	114
Total	**17**	**71**	**88**	**16**	**98**	**114**

The effect of credit risk of these instruments is not significant at 03/31/2022 and 12/31/2021.

Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively.

F-60

Note 17 - Securities sold under repurchase agreements and interbank and institutional market funds

a) Securities sold under repurchase agreements

The table below shows the breakdown of funds:

	Interest rate (p.a.)	03/31/2022			12/31/2021		
		Current	Non-current	Total	Current	Non-current	Total
Assets pledged as collateral		**100,793**	**111**	**100,904**	**94,899**	**81**	**94,980**
Government securities	95% of CDI to 9.15%	70,212	-	70,212	67,060	-	67,060
Corporate securities	45% of CDI to 100% of CDI	24,716	-	24,716	25,676	-	25,676
Own issue	100.5% of CDI to 16.40%	-	11	11	1	20	21
Foreign	0.21% to 3.12%	5,865	100	5,965	2,162	61	2,223
Assets received as collateral	**8.8% to 9.15%**	**115,059**	**-**	**115,059**	**105,036**	**-**	**105,036**
Right to sell or repledge the collateral	**0.15% to 10.0%**	**33,311**	**7,368**	**40,679**	**43,260**	**9,572**	**52,832**
Total		**249,163**	**7,479**	**256,642**	**243,195**	**9,653**	**252,848**

b) Interbank market funds

	Interest rate (p.a.)	03/31/2022			12/31/2021		
		Current	Non-current	Total	Current	Non-current	Total
Financial bills	3.40 to IGPM + 3.95%	16,186	20,056	36,242	20,310	3,749	24,059
Real estate credit bills	3.01% to IPCA + 3.70%	4,926	10,714	15,640	3,628	7,035	10,663
Agribusiness credit bills	2.90% to 12.85%	5,530	13,223	18,753	4,342	9,359	13,701
Guaranteed real estate bills	4.85% to IPCA + 5.85%	2,397	37,351	39,748	1,623	29,375	30,998
Import and export financing	0% to 13.12%	74,850	23,008	97,858	64,274	22,674	86,948
On-lending-domestic	0% to 18%	4,008	6,526	10,534	3,929	6,847	10,776
Total (1)		**107,897**	**110,878**	**218,775**	**98,106**	**79,039**	**177,145**

1) Comprises R$ 20,171 (R$ 34,942 at 12/31/2021) pegged to Libor.

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.

c) Institutional market funds

	Interest rate (p.a.)	03/31/2022			12/31/2021		
		Current	Non-current	Total	Current	Non-current	Total
Subordinated debt	LIB to 100% of IGPM + 4.63%	13,244	48,662	61,906	21,203	53,833	75,036
Foreign loans through securities	-1.85% to 40.56%	10,348	49,847	60,195	6,560	56,283	62,843
Funding from structured operations certificates (1)	0.3% to IPCA + 6.11%	167	1,222	1,389	143	614	757
Total		**23,759**	**99,731**	**123,490**	**27,906**	**110,730**	**138,636**

1) The fair value of funding from structured operations certificates issued is R$ 1,524 (R$ 790 at 12/31/2021).

F-61

d) Subordinated debt, including perpetual debts Name of security / currency Principal amount lssue Maturity Return p.a. 03/31/2022 12/31/2021 (original currency) Subordinated financial bills—BRL 2,313 2012 2022 IPCA + 5.15% to 5.83% 6,620 6,380 20 2012 2022 IGPM + 4.63% 47 44 2,146 2019 Perpetuai 114% of SELIC 2,248 2,187 935 2019 Perpetuai SELIC + 1.17% to 1.19% 946 976 50 2019 2028 COI+ 0.72% 56 55 2,281 2019 2029 COI+ 0.75% 2,568 2,502 450 2020 2029 COI+ 1.85% 494 481 106 2020 2030 IPCA + 4.64% 129 125 1,556 2020 2030 COI + 2% 1,712 1,664 5,488 2021 2031 COI + 2% 5,816 5,651 Total 20,636 20,065 Subordinated euronotes -USD 1,341 2012 2022 5.50% to 5.65% 6,409 14,742 1,857 2012 2023 5.13% 8,970 10,432 1,246 2017 Perpetuai 6.13% 6,016 6,997 749 2018 Perpetuai 6.50% 3,558 4,262 750 2019 2029 4.50% 3,610 4,205 699 2020 Perpetuai 4.63% 3,328 3,967 500 2021 2031 3.88% 2,404 2,804 Total 34,295 47,409 Subordinated bonds -CLP 27,776 1997 2022 7.45% to 8.30% 34 36 180,351 2008 2033 3.50% to 4.92% 1,327 1,423 97,962 2009 2035 4.75% 1,002 1,079 1,060,250 2010 2032 4.35% 99 106 1,060,250 2010 2035 3.90% to 3.96% 227 244 1,060,250 2010 2036 4.48% 1,081 1,160 1,060,250 2010 2038 3.93% 787 845 1,060,250 2010 2040 4.15% to 4.29% 606 651 1,060,250 2010 2042 4.45% 296 317 57,168 2014 2034 3.80% 386 414 Total 5,845 6,275 Subordinated bonds -COP 104,000 2013 2023 IPC+ 2% 134 145 146,000 2013 2028 IPC + 2% 188 203 638,525 2014 2024 LIB 808 939 Total 1,130 1,287 Total 61,906 75,036 F-62

Note 18 - Other assets and liabilities

a) Other assets

	Note	03/31/2022	12/31/2021
Financial		**92,612**	**96,630**
At amortized cost		**92,332**	**96,473**
Receivables from credit card issuers		52,627	53,968
Deposits in guarantee for contingent liabilities, provisions and legal obligations	29d	12,718	12,264
Trading and intermediation of securities		15,527	17,218
Income receivable		3,421	3,839
Operations without credit granting characteristics, net of provisions		4,775	4,720
Insurance and reinsurance operations		1,660	1,565
Net amount receivables from reimbursement of provisions	29c	875	888
Deposits in guarantee of fund raisings abroad		660	660
Foreign exchange portfolio		-	1,213
Other		69	138
At fair value through profit or loss		**280**	**157**
Other financial assets		280	157
Non-financial		**16,023**	**16,494**
Sundry foreign		634	621
Prepaid expenses		5,634	5,243
Sundry domestic		4,003	2,868
Assets of post-employment benefit plans	26e	490	493
Lease right-of-use		3,738	5,046
Other		1,524	2,223
Current		**70,655**	**93,604**
Non-current		**37,980**	**19,520**

b) Other liabilities

	Note	03/31/2022	12/31/2021
Financial		**136,366**	**134,267**
At amortized cost		**136,125**	**134,106**
Credit card operations		108,403	108,997
Trading and intermediation of securities		14,913	12,161
Foreign exchange portfolio		4,619	2,485
Finance leases		4,029	5,324
Other		4,161	5,139
At fair value through profit or loss		**241**	**161**
Other financial liabilities		241	161
Non-financial		**50,655**	**42,130**
Funds in transit		21,719	18,027
Charging and collection of taxes and similar		8,806	457
Social and statutory		3,809	7,853
Deferred income		2,685	3,278
Sundry domestic		3,535	3,183
Personnel provision		2,279	2,244
Provision for sundry payments		2,473	2,348
Obligations on official agreements and rendering of payment services		1,437	1,261
Liabilities from post-employment benefit plans	26e	2,628	2,209
Other		1,284	1,270
Current		**140,384**	**167,789**
Non-current		**46,637**	**8,608**

F-63

Note 19 - Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to 80% (eighty per cent) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

		03/31/2022			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2021	4,929,997,183	1,771,808,645	6,701,805,828	62,020
Residents abroad	12/31/2021	28,293,176	3,074,036,344	3,102,329,520	28,709
Shares of capital stock	**12/31/2021**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Shares of capital stock	**03/31/2022**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Residents in Brazil	03/31/2022	4,929,050,046	1,618,668,295	6,547,718,341	60,594
Residents abroad	03/31/2022	29,240,313	3,227,176,694	3,256,417,007	30,135
Treasury shares [(1)]	**12/31/2021**	**-**	**24,244,725**	**24,244,725**	**(528)**
Result from delivery of treasury shares		-	(20,605,634)	(20,605,634)	449
Treasury shares [(1)]	**03/31/2022**	**-**	**3,639,091**	**3,639,091**	**(79)**
Outstanding shares	**03/31/2022**	**4,958,290,359**	**4,842,205,898**	**9,800,496,257**	
Outstanding shares	**12/31/2021**	**4,958,290,359**	**4,821,600,264**	**9,779,890,623**	

		12/31/2021			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2020	4,929,824,281	1,820,159,657	6,749,983,938	66,885
Residents abroad	12/31/2020	28,466,078	3,025,685,332	3,054,151,410	30,263
Shares of capital stock	**12/31/2020**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Shares of capital stock	**12/31/2021**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Residents in Brazil	12/31/2021	4,929,997,183	1,771,808,645	6,701,805,828	62,020
Residents abroad	12/31/2021	28,293,176	3,074,036,344	3,102,329,520	28,709
Treasury shares [(1)]	**12/31/2020**	**-**	**41,678,452**	**41,678,452**	**(907)**
Result from delivery of treasury shares		-	(17,433,727)	(17,433,727)	379
Treasury shares [(1)]	**12/31/2021**	**-**	**24,244,725**	**24,244,725**	**(528)**
Outstanding shares	**12/31/2021**	**4,958,290,359**	**4,821,600,264**	**9,779,890,623**	
Outstanding shares	**12/31/2020**	**4,958,290,359**	**4,804,166,537**	**9,762,456,896**	

1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.

F-64

Below is the average cost of treasury shares and their market price in reais. ln 2022, there was none acquisition of treasury shares. 03/31/2022 Cost / market value Common Preferred Average cost 21.76 Market value at 03/31/2022 23.60 27.48 12/31/2021 Cost I market value Common Preferred Average cost 21.76 Market value at 12/31/2021 19.09 20.95 b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share. I—Calculation of dividends and interest on capital 03/31/2022 03/31/2021 Statutory net income 6,993 5,405 Adjustments: (-) Legal reserve—5% (350) (270) Dividend calculation basis 6,643 5,135 Minimun mandatory dividend—25% 1,661 1,284 Dividends and interest on capital paid / accrued 1,661 1,284 F-65

II—Stockholders’ compensation 03/31/2022 Gross value WHT(With Value Net per share (R$) holding tax) Paid / prepaid 345 (52) 293 lnterest on capital—2 monthly installments paid from February to March 2022 0.0150 345 (52) 293 Accrued (Recorded in Other liabilities - Social and statutory) 1,609 (241) 1,368 lnterest on capital—1 monthly installment paid on 04/01/2022 0.0150 173 (26) 147 lnterest on capital 0.1245 1,436 (215) 1,221 Total - 01/01 to 03/31/2022 1,954 (293) 1,661 03/31/2021 Gross value WHT(With Value Net per share (R$) holding tax) Paid / prepaid 293 293 Dividends—2 monthly installments paid from February to March de 2021 0.0150 293 293 Accrued (Recorded in Other liabilities - Social and statutory) 1,140 (149) 991 Dividends—1 monthly installment paid on 04/01/2021 0.0150 146 146 lnterest on capital—credited on 03/16/2021 to be paid until 12/31/2021 0.0430 495 (74) 421 Dividends or lnterest on capital 0.0433 499 (75) 424 Total - 01/01 to 03/31/2021 1,433 (149) 1,284 c) Capital reserves and profit reserves 03/31/2022 12/31/2021 Capital reserves 1,915 2,250 Premium on subscription of shares 284 284 Share-based payment 1,627 1,962 Reserves from tax incentives, restatement of equity securities and other 4 4 Profit reserves 70,216 66,161 1 Lega1<> 13,936 13,586 Statutory < 2 3 , > 67,797 64,092 Corporate reorganizations 2d 1 (11,517) (11,517) Total reserves at parent company 72,131 68,411 1) lts purpose is to ensure lhe integrity of capital, compensate loss or increase capital. 2) lts main purpose is to ensure the yield flow to shareholders. 3) lncludes R$ (92) refers to net income remaining alter the distribuition of dividends and appropriations to statutory reserves in lhe statutory accounts of ITAÚ UNIBANCO HOLDING. d) Non-controlling interests Stockholders’ equity lncome 03/31/2022 12/31/2021 01/01 to 01/01 to 03/31/2022 03/31/2021 ltaú CorpBanca 8,208 9,836 263 440 ltaú CorpBanca Colombia SA 18 476 3 19 Financeira ltaú CBD SA Crédito, Financiamento e Investimento 687 666 21 39 Luizacred SA Soe. Cred. Financiamento Investimento 413 426 (13) 18 OtherP> 749 208 10 20 Total 10,075 11,612 284 536 1) As from 2022, in accordance with Regulatory lnstruction No. 206 of 12/13/2021, it includes minority parties of consolidated investments funds. F-66

Note 20 - Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on share-based payment plans are presented in the table below:

	01/01 to 03/31/2022	01/01 to 03/31/2021
Partner plan [(1)]	-	(35)
Share-based plan	(46)	(103)
Total	**(46)**	**(138)**

1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 3), in October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Payments occured in 2022 are reflected in Personnel Expenses - Compensation (Note 23).

a) Partner plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the partner program

	01/01 to 03/31/2022	01/01 to 03/31/2021
	Quantity	Quantity
Opening balance [(1)]	**36,943,996**	**36,291,760**
New	21,104,876	8,094,693
Delivered	(9,226,877)	(11,652,700)
Cancelled	(136,757)	(93,412)
Closing balance	**48,685,238**	**32,640,341**
Weighted average of remaining contractual life (years)	2.97	2.55
Market value weighted average (R$)	**22.23**	**20.27**

1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 3), as from October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans.

b) Variable compensation

In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions

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provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date.

Change in share-based variable compensation

	01/01 to 03/31/2022	01/01 to 03/31/2021
	Quantity	Quantity
Opening balance [1]	**36,814,248**	**27,407,231**
New	21,047,203	12,493,779
Delivered	(13,760,228)	(10,512,278)
Cancelled	(238,271)	(157,683)
Closing balance	**43,862,952**	**29,231,049**
Weighted average of remaining contractual life (years)	**1.64**	**1.76**
Market value weighted average (R$)	**24.77**	**28.63**

1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 3), as from October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans.

Note 21 - Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss

a) Interest and similar income

	01/01 to 03/31/2022	01/01 to 03/31/2021
Compulsory deposits in the Central Bank of Brazil	2,026	421
Interbank deposits	466	284
Securities purchased under agreements to resell	4,179	2,082
Financial assets at fair value through other comprehensive income	2,447	5,124
Financial assets at amortized cost	2,905	1,124
Loan operations	25,129	20,854
Other financial assets	214	85
Total	**37,366**	**29,974**

F-68

b) Interest and similar expense 01/01 to 01/01 to 03/31/2022 03/31/2021 Deposits (8,592) (2,892) Securities sold under repurchase agreements (4,960) (979) lnterbank market funds (8,094) (9,487) lnstitutional market funds (2,750) (2,308) Financial expense from technical provisions for insurance and private pension (5,937) 332 Other (40) Total (30,373) (15,334) c) Income of financial assets and liabilities at fair value through profit or loss 01/01 to 01/01 to 03/31/2022 03/31/2021 Securities 6,443 (1,626) Derivatives (t ) (5,498) 7,401 Financial assets designated at fair value through profit or loss 700 (415) Other financial assets at fair value through profit or loss 475 19 Financial liabilities at fair value through profit or loss (450) (30) Financial liabilities designated at fair value (18) 15 Total 1,652 5,364 1) lncludes the ineffective derivatives portion related to hedge accounting. During the period ended 03/31/2022, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ 668 of expected losses (R$ 414 at 03/31/2021), R$ 8 for Financial assets – Fair value through other comprehensive income (R$ 2 at 03/31/2021) and R$ 660 for Financial assets – Amortized cost (R$ 412 at 03/31/2021). F-69

Note 22—Commissions and banking fees 01/01 to 01/01 to 03/31/2022 03/31/2021 Credit and debit cards 4,621 3,510 Current account services 1,960 1,915 Asset management 1,896 1,736 Funds 1,644 1,550 Consortia 252 186 Credit operations and financial guarantees provided 634 587 Credit operations 324 293 Financial guarantees provided 310 294 Collection services 492 487 Advisory services and brokerage 768 796 Custody services 161 151 Other 631 621 Total 11,163 9,803 F-70

Note 23—General and administrative expenses 01/01 to 01/01 to Note 03/31/2022 03/31/2021 Personnel expenses (7,951) (7,557) Compensation (2,673) (2,522) Employees’ profit sharing (1,349) (1,226) Welfare benefits (1,119) (1,065) 1 Provision for labor claims and dismissals ( > (1,355) (1,852) Payroll charges (999) (833) 2> Share-based payment ‘ 20 (35) Training (21) (15) Other (435) (9) Administrative expenses (3,899) (3,747) Third-Party and Financial System Services, Security and Transportation (1,701) (1,766) Data processing and telecommunications (932) (962) lnstallations (459) (369) Advertising, promotions and publicity (350) (252) Materiais (132) (89) Travei expenses (26) (9) Other (299) (300) Depreciation and amortization (1,402) (1,307) Other expenses (3,618) (3,844) Selling—credit cards (1,639) (1,165) Claims losses (278) (213) Selling of non-financial products (102) (19) Loss on sale of other assets, fixed assets and investments in associates and joint (14) (78) ventures Provision for lawsuits civil 29 (257) (242) Provision for tax and social security lawsuits (321) (70) Refund of interbank costs (91) (77) Other (916) (1,980) Total (16,870) (16,455) 1) lncludes lhe effects of lhe Voluntary Severance Program. 2) As a result of lhe reduction of lhe minority interest in XP lnc. and subsequent merger of XPart S.A. (Note 3), in October 2021, there was an increase in lhe number of ITUB4 shares to be delivered under lhe variable compensation plans. Payments occured in 2022 are reflected in Share-based payment (Note 20). F-71

Note 24—Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, lncome Tax and Social Contribution on Net lncome. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. lncome tax 15.00% Additional income tax 10.00% Social contribution on net income 20.00% a) Expenses for taxes and contributions Breakdown of income tax and social contribution calculation on net income: 01/01 to 01/01 to Due on operations for the period 03/31/2022 03/31/2021 lncome / (loss) before income tax and social contribution 9,133 8,538 Charges (income tax and social contribution) at the rates in effect (4,110) (3,842) lncrease / decrease in income tax and social contribution charges arising from: Share of profit or (loss) of associates and joint ventures 84 65 Foreign exchange variation on investments abroad (1 O 1) 599 lnterest on capital 293 665 Other nondeductible ex penses net of non taxable income (1 l 1,699 (825) lncome tax and social contribution expenses (2,135) (3,338) Related to temporary differences 1 ncrease / (reversai) for the period (63) 1,020 (Expenses) / lncome from deferred taxes (63) 1,020 Total income tax and social contribution expenses (2,198) (2,318) 1) lncludes temporary (additions) and exclusions. F-72

b) Deferred taxes I—The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by: 12/31/2021 Realization / lncrease 03/31/2022 Reversai Reflected in income 52,989 (8,670) 9,188 53,507 Provision for expected loss 28,428 (2,349) 3,400 29,479 Related to tax lasses and social contribution loss carryforwards 3,751 (151) 538 4,138 Provision for profit sharing 2,265 (2,265) 1,031 1,031 Provision for devaluation of securities with permanent impairment 998 (263) 49 784 Provisions 5 848 (286) 503 6 065 Civil lawsuits 1,257 (95) 104 1,266 Labor claims 3,175 (188) 374 3,361 Tax and social security lawsuits 1,416 (3) 25 1,438 Legal obligations 822 58 880 Adjustments of operations carried out on the futures settlement market 3 3 Adjustment to fair value of financial asseis -AI fair value through profit or loss 2,726 (2,726) 1,610 1,610 Provision relating to health insuranoe operations 362 363 other 7,789 (630) 1,995 9,154 Reflected in stockholders’ equity 2,331 (693) 877 2,515 Adjustment to fair value of financial asseis -At fair value through other comprehensive 1,329 (693) 764 1,400 incarne Cash flow hedge 461 112 573 other 541 1 542 Total •21 11 55,320 (9,363) 10,065 56,022 1) Deferred incarne tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and arnounting to R$ 50,968 and R$ 276, respectively. 2) The accounting records of deferred tax assets on incarne tax lasses and/or social contribution loss carryforwards, as well as those arising frorn ternporary differences, are based on technical feasibility studies which consider the expected generation of future taxable incarne, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. F-73

Realization / 12/31/2020 Reversai lncrease 12/31/2021 Reflected in income 60,248 (24,407) 17,148 52,989 Provision for expected loss 27,933 (6,274) 6,769 28,428 Related to tax lasses and social contribution loss carryforwards 5,528 (1,952) 175 3,751 Provision for profit sharing 1,903 (1,903) 2,265 2,265 Provision for devaluation of securities with permanent impairment 1,570 (1,013) 441 998 Provisions 5 845 (1 923) 1 926 5 848 Civil lawsuits 1,331 (591) 517 1,257 Labor claims 3,056 (1,188) 1,307 3,175 Tax and social security lawsuits 1,458 (144) 102 1,416 Legal obligations 774 (36) 84 822 Adjustments of operations carried out on lhe futures settlement market 52 (52) Adjustment to fair value of financial asseis—At fair value through profit or loss 8,315 (8,315) 2,726 2,726 Provision relating to health insurance operations 356 6 362 Other 7,972 (2,939) 2,756 7,789 Reflected in stockholders’ equity 1,375 (343) 1,299 2,331 Adjustment to fair value of financial asseis—At fair value through other 60 (30) 1,299 1,329 comprehensive incarne Cash flow hedge 758 (297) 461 Other 557 (16) 541 Tota1!1,2I 61,623 (24,750) 18,447 55,320 1) Deferred incarne tax and social contribution asseis and liabilities are recorded in the balance sheet offset by a taxable entity and arnounting to R$ 50,831 and R$ 280, respectively. 2) The accounting records of deferred tax assets on incarne tax lasses and/or social contribution loss carryforwards, as well as those arising frorn ternporary differences, are based on technical feasibility studies which consider the expected generation of future taxable incarne, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. F-74

II—The deferred tax liabilities and its changes are represented by: 12/31/2021 Realization / lncrease 03/31/2022 reversai Reflected in income 4,580 (331) 912 5,161 Depreciation in excess finance lease 137 1 138 Adjustment of deposrts in guarantee and provisions 1,422 38 1,460 Post-employment benefits 6 (6) 3 3 Adjustments of operations carried out on lhe futures settlement market 237 (237) 29 29 Adjustment to fair value of financial asseis—AI fair value through profit or loss 71 (71) 225 225 Taxation of results abroad—capital gains 834 (9) 20 845 Other 1,873 (8) 596 2,461 Reflected in stockholders’ equity 189 (84) 64 169 Adjustment to fair value of financial asseis—AI fair value through other comprehensive 182 (84) 64 162 income Cash flow hedge Posl-employment benefits 6 6 Total 1 11 4,769 (415) 976 5,330 1) Deferred income tax and social contribution assei and liabilities are recorded in lhe balance sheet offset by a taxable entity and amounting to R$ 50,968 and R$ 276, respectively. Realization / 12/31/2020 reversai lncrease 12/31/2021 Reflected in income 4,853 (1,029) 756 4,580 Depreciation in excess finance lease 145 (8) 137 Adjustmenl of deposrts in guarantee and provisions 1,404 (21) 39 1,422 Post-employment benefrts 180 (178) 4 6 Adjustmenls of operalions carried out on lhe futures settlemenl markel 452 (452) 237 237 Adjuslmenl to fair value of financial asseis—AI fair value lhrough profil or loss 136 (136) 71 71 Taxation of results abroad—capital gains 644 (7) 197 834 Other 1,892 (227) 208 1,873 Reflected in stockholders’ equity 608 (580) 161 189 Adjustmenl to fair value of financial asseis -AI fair value lhrough other comprehensive 601 (577) 158 182 income Cash flow hedge 4 (3) Post-employment benefrts 3 3 6 Total 1 11 5,461 (1,609) 917 4,769 1) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 50,831 and R$ 280, respectively. F-75

III - The estimate of realization and present value of deferred tax assets and deferred tax liabilities are:

Year of realization	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%				
2022	12,200	23.5%	1,798	43.5%	13,998	25.0%	(236)	4.4%	13,762	27.1%
2023	15,489	29.9%	585	14.1%	16,074	28.7%	(102)	1.9%	15,972	31.5%
2024	10,743	20.7%	482	11.6%	11,225	20.0%	(47)	0.9%	11,178	22.1%
2025	2,472	4.8%	226	5.5%	2,698	4.8%	(60)	1.1%	2,638	5.2%
2026	1,928	3.7%	232	5.6%	2,160	3.9%	(75)	1.4%	2,085	4.1%
After 2026	9,052	17.4%	815	19.7%	9,867	17.6%	(4,810)	90.3%	5,057	10.0%
Total	**51,884**	**100.0%**	**4,138**	**100.0%**	**56,022**	**100.0%**	**(5,330)**	**100.0%**	**50,692**	**100.0%**
Present value (1)	**46,688**		**3,760**		**50,448**		**(4,095)**		**46,353**	

1) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and others factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented above are not considered as an indication of future net income.

IV - Deferred tax assets not accounted

At 03/31/2022, deferred tax assets not accounted for correspond to R$ 1,363 and result from Management's evaluation of their perspectives of realization in the long term (R$ 1,909 at 12/31/2021).

c) Tax liabilities

	Note	03/31/2022	12/31/2021
Taxes and contributions on income payable		1,550	2,450
Deferred tax liabilities	24b II	276	280
Other		2,844	3,516
Total		**4,670**	**6,246**
Current		**3,568**	**5,788**
Non-current		**1,102**	**458**

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Note 25—Earnings per share a) Basic earnings per share Net income attributable to ITAÚ UNIBANCO HOLDING’s shareholders is divided by lhe average number of outstanding shares in lhe period, excluding treasury shares. 01/01 to 01/01 to 03/31/2022 03/31/2021 Net income attributable to owners ofthe parent company 6,651 5,684 Minimum non-cumulative dividends on preferred shares (106) (105) Retained earnings to be distributed to common equity owners in an amount per share (109) (109) equal to lhe minimum dividend payable to preferred equity owners Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: Common 3,258 2,776 Preferred 3,178 2,694 Total net income available to equity owners Common 3,367 2,885 Preferred 3,284 2,799 Weighted average number of outstanding shares Common 4,958,290,359 4,958,290,359 Preferred 4,835,217,789 4,810,249,528 Basic earnings per share—R$ Common 0.68 0.58 Preferred 0.68 0.58 F-77

b) Diluted earnings per share Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 01/01 to 01/01 to 03/31/2022 03/31/2021 Net income available to preferred equity owners 3,284 2,799 Dividends on preferred shares after dilution effects 12 9 Net income available to preferred equity owners considering preferred shares 3,296 2,808 after the dilution effect Net income available to ordinary equity owners 3,367 2,885 Dividend on preferred shares after dilution effects (12) (9) Net income available to ordinary equity owners considering preferred shares 3,355 2,876 after the dilution effect Adjusted weighted average of shares Common 4,958,290,359 4,958,290,359 Preferred 4,873,102,641 4,840,038,363 Preferred 4,835,217,789 4,810,249,528 Incremental as per share-based payment plans 37,884,852 29,788,835 Diluted earnings per share—R$ Common 0.68 0.58 Preferred 0.68 0.58 There was no potentially antidulitive effect ofthe shares in share-based payment plans, in both periods. F-78

Note 26 - Post-employment benefits

ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plan:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined.

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid.

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date.

Below is a list of benefit plans and their modalities:

Entity	Benefit Plan	Modality
Fundação Itaú Unibanco – Previdência Complementar - FIU	Supplementary Retirement Plan	Defined Benefit
	Supplementary Retirement Plan – Flexible Premium Annuity	
	Franprev Benefit Plan	
	002 Benefit Plan	
	Prebeg Benefit Plan	
	UBB PREV Defined Benefit Plan	
	Benefit Plan II	
	Itaulam Basic Plan	
	Itaucard Defined Benefit Plan	
	Itaú Unibanco Main Retirement Plan	
	Itaubanco Defined Contribution Plan	Defined Contribution
	Itaubank Retirement Plan	
	Redecard Pension Plan	
	Unibanco Pension Plan – Intelligent Future	Variable Contribution
	Itaulam Supplementary Plan	
	Itaucard Variable Contribution Plan	
	Itaú Unibanco Supplementary Retirement Plan	
FUNBEP – Fundo de Pensão Multipatrocinado	Benefit Plan I	Defined Benefit
	Benefit Plan II	Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

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a) Main actuarial assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The most relevant demographic assumption comprise of mortality table and the most relevant financial assumptions include: discount rate and inflation.

	03/31/2022	03/31/2021
Mortality table (1)	AT-2000	AT-2000
Discount rate (2)	9.46% p.a.	7.64% p.a.
Inflation (3)	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

1) Correspond to those disclosed by SOA (Society of Actuaries), that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.
2) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
3) Refers to estimated long-term projection.

Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial risk** – the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic risk** - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such

F-80

deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals(discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value		% Allocation	
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Fixed income securities	**20,723**	**19,904**	**94.0%**	**90.8%**
Quoted in an active market	19,828	19,508	90.0%	89.0%
Non quoted in an active market	895	396	4.0%	1.8%
Variable income securities	**754**	**1,323**	**3.5%**	**6.1%**
Quoted in an active market	744	1,312	3.4%	6.0%
Non quoted in an active market	10	11	0.1%	0.1%
Structured investments	**156**	**150**	**0.7%**	**0.7%**
Non quoted in an active market	156	150	0.7%	0.7%
Real estate	352	**462**	1.6%	**2.1%**
Loans to participants	37	**73**	0.2%	**0.3%**
Total	**22,022**	**21,912**	**100.0%**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2021), and real estate rented to group companies, with a fair value of R$ 329 (R$ 374 at 12/31/2021).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. ITAÚ UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

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e) Change in the net amount recognized in the balance sheet The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made. 03/31/2022 erpos - Note BD and CV plans CD plans employment Total be â–¡efits Net assei Actuarial Assei ceiling Recognized Pension plan Assei ceiling Recognized Liabilities Recognized liabilities amount fund amount amount Amounts at lhe beginning of lhe eeriod 21,912 (20,039) (3,255) (1,382) 447 (2) 445 (779) (1,716) Amounts recognized in income (1 +2+3+4) 495 (460) (74) (39) (4) (4) (443) (486) 1—Cosi of currenl servce (8) (8) (8) 2—Cosi of pasl service (426) (426) 3—Net interest 111 495 (452) (74) (31) 10 10 (17) (38) 4—Other expenses 1 21 (14) (14) (14) Amount recognized in stockholders’ equity - other comprehensive income (5+6+7) (21) 35 (3) 11 11 5—Effects on asset ceiling 1 41 (3) (3) (3) 6—Remeasuremenls 7—Exchange varialion (21) 35 14 14 Other (8+9+1 O) (364) 386 22 31 53 8—Receipl by Deslination of Resources 9—Benefils paid (386) 386 31 31 1O—Conlribulions and inveslmenls from sponsor 22 22 22 Amounts at lhe end of period 22,022 (20,078) (3,332) (1,388) 443 (2) 441 (1 ,191) (2,138) Amounl recognized in Asseis 18a 49 441 490 Amounl reco9nized in Liabililies 18b p 437l p 191l i2 628l 12/31/2021 erpos - BD and CV plans CD plans employment Total benefits Net asseis Actuarial Assei ceiling Recognized Pension plan Assei ceiling Recognized Liabilities Recognized liabilities amount fund amount amount Amounts at lhe beginning of lhe period 23,225 (20,662) (3,642) (1,079) 1,454 (951) 503 (922) (1,498) Amounts recognized in income (1+2+3+4) 1,722 (1 ,575) (278) (131) 41 (68) (27) (66) (224) 1—Cosi of currenl servce (53) (53) (53) 2—Cosi of pasl service 3—Net interest Ili 1,722 (1,522) (278) (78) 104 (68) 36 (66) (108) 4—Other expenses 1 21 (63) (63) (63) Amount recognized in stockholders’ equity - other comprehensive income (5+6+7) (1 ,764) 817 665 (282) (725) 1,017 292 81 91 5—Effecls on assei ceiling 665 665 (484) 1,017 533 1,198 6—Remeasuremenls (1,766) ) ) 965 (1, 125 801 ( (241) (241) 81 Changes in demografic assumptions 4 4 4 Changes in financial assumptions 3, 821 3,708 3,708 113 Experience of lhe plan t>J (1,766) ) 677(4, (2,911) (241) (241) (32) (4,950) 7—Exchange varialion 2 16 18 18 Other (8+9+1 O) (1,271) 1,381 110 (323) (323) 128 (85) l4 8—Receipl by Deslination of Resources J (323) (323) (323) 9—Benefils paid (1,381) 1,381 128 128 1O—Conlribulions and inveslmenls from sponsor 110 110 110 Amounts at lhe end of eeriod 21 ,912 (20,039) (3,255) (1 ,382) 447 (2) 445 (779) (1 ,716) Amounl recognized in Asseis 18a 48 445 493 Amounl reco9nized in Liabililies 18b i2,2 09l p ,43ol (779l 1) Corresponds to the amount calcu lated on 01/01/2021 based on the initial amount (Net Assets, Actuari al Liabilities and Restri ction of Assets), taking into account the estimated amoun , 6% 9 .401/01/20 20 ons t of paymne ts / receipts of benefi ts / contri buti multiplied by the discount rate of p.a. (on the rate used was 7. % p.a).64 2) Corresponds to the use of asset amounts allocated in pension funds of the defi ned contribution plans. 3) Correspond to the income obtained above / below the expected return and compri se the contri butions made by participant s. 4) lncludes the effects of the allocation of the surplus from the pension fund of ltaubanco Defi ned Contri bution Plan. F-82

f) Defined benefit contributions

	Estimated contributions	Contributions made	
	2022	01/01 to 03/31/2022	01/01 to 03/31/2021
Retirement plan - FIU	34	8	6
Retirement plan - FUNBEP	22	6	1
Total	**56**	**14**	**7**

g) Maturity profile of defined benefit liabilities

	Duration [1]	2022	2023	2024	2025	2026	2027 to 2031
Pension plan - FIU	9.80	1,050	943	984	1,025	1,072	5,862
Pension plan - FUNBEP	9.10	594	614	634	652	667	3,541
Other post-employment benefits	7.09	140	157	149	36	37	209
Total		**1,784**	**1,714**	**1,767**	**1,713**	**1,776**	**9,612**

1) Average duration of plan´s actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) [1]	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) [1]
Discount rate						
Increase by 0.5%	(835)	-	308	(24)	-	24
Decrease by 0.5%	905	-	(420)	27	-	(27)
Mortality table						
Increase by 5%	(234)	-	87	(10)	-	10
Decrease by 5%	245	-	(91)	11	-	(11)
Medical inflation						
Increase by 1%	-	-	-	63	-	(63)
Decrease by 1%	-	-	-	(53)	-	53

1) Net of effects of asset ceiling

Note 27 - Insurance contracts and private pension

ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured's assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco's electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance - SUSEP.

a) Insurance

A contract entered into by the parties to protect the customer's assets, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As

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backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks. The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. b) Private pension Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: •PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income. •VGBL—Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. •FGB – Benefit Generating Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. c) Technical provision for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: •Provision for unearned premiums (PPNG)—this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis. •Provision for unsettled claims (PSL)—this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement. •Provision for claims incurred and not reported (IBNR)—this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations. •Mathematical provisions for benefits to be granted (PMBAC)—recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred. •Mathematical provisions for benefits granted (PMBC)—recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred. F-84

•Provision for financial surplus (PEF) - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product. •Supplemental Coverage Reserve (PCC)—recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations. •Provision for redemptions and other amounts to be regularized (PVR)—this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted. •Provision for related expenses (PDR)—recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur. d) Main information related to Insurance and Private Pension operations I—Indexes Sales ratio % Loss ratio % Main lnsurance Lines 01/01 to 01/01 to 01/01 to 01/01 to 03/31/2022 03/31/2021 03/31/2022 03/31/2021 Group Accident lnsurance 31.0% 32.4% 17.3% 13.0% Individual Accident lnsurance 18.4% 19.0% 28.4% 23.6% Credit Life I nsurance 22.3% 23.4% 19.8% 23.0% Random Events 23.5% 23.2% 28.5% 35.4% Multiple Peril 43.0% 43.2% 21.8% 29.6% Mortagage lnsurance in Market Policies—Credit Life lnsurance 20.2% 20.3% 8.4% 17.8% Group Life 23.9% 23.8% 46.0% 52.5% II—Revenues from insurance premiums and private pension F-85

Premiums and contributions Main lines 01/01 to 01/01 to 03/31/2022 03/31/2021 Group Accident lnsurance 237 210 Individual Accident lnsurance 40 43 Disability Savings Pension 64 60 PGBL 494 447 Credit Life lnsurance 334 190 Random Events 54 49 Multiple Peril 150 122 Mortagage lnsurance in Market Policies—Credit Life lnsurance 127 91 Traditional 32 27 VGBL 1,716 1,780 Group Life 335 275 Other lines 196 172 Total 3,779 3,466 F-86

III—Technical provisions balances 0 3/ 21 12/31/20 31/2022 lnsurance Private Pension Total lnsurance Private Pension Total Uneamed premi 3, 066 ums (PPNG) 11 3,077 2,846 12 2,858 Mathematical provisio PMBAC )ns for benefits to be granted ( and granted benefits (PMBC) 19 212,669 212,688 19 209,196 209,215 Redemptions and Other Unsettled Amounts (PVR) 20 368 388 19 358 377 Financial surplus (PEF) 2 677 679 691 692 Unsettled claims (PSL) 548 80 628 506 79 585 Claims / events incurred but not reported (IBNR) 364 27 391 334 27 361 Related Expenses (POR) 28 67 95 29 65 94 Other provisions 5 66 128 793 129 665 794 Total 976 4 ,14 56,214 4,175 218,739 3,883 211,093 2 Current 56 3, 54 3, 1 1 643 868 3,307 3,102 Non-current 1 14 003 ,871 78 214 , 868 2 210,552 211,333 IV—Change in technical provisions 03/31/2022 12/31/2021 lnsurance Private pension Total lnsurance Private pension Total Openi ng balance - 01/01 214 ,976 3,883 21 1,093 3,303 217,697 221,000 (+) Additions arising from premiums / contributions 14 ,782 1,465 2,267 3,732 5,106 9,676 (-) Deferral due to elapsed risk (4, 56 3) 3) 56 (1,245) (1,245) (4, (-) Payment of claims / benefits (334) (11 1) (445) (1 ,598) (373) (1,971) (+) Reported claims 366 366 1,534 1,534 (-) Redempt ions ,16 ) 8787(4, 0392) 6, 2) (4,039) (1 ( (+/-) Net Portab ility 41 (3, (483) (483) (3,417) 7) (+) Adj ustment of reserves and financial surplus 5 5,843 5,848 14 5,009 5,023 (+/-) Other (increase / reversai) 35 44 (5 (6) 29 83 (627) ) (+/-) Corporate Reorganization 4 4 Closing balance 4,175 214,564214 ,976 218,739 3,883 211,093 Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBA NCO HOLDING establishes the assumpt ions that influence the assessment of technical provisions. The assumptions are reassessed annua lly by experts of the actuarial and risk area, and are subsequently submitted to the executive’s approval. The effects on assumptions are recognized in incarne for the period in which they occurred. F-87

e) Deferred acquisition costs

They are recorded in assets and charges are shown in the table below:

	03/31/2022	12/31/2021
Opening Balance - 01/01	**631**	**496**
Increase	372	1,298
Amortization	(317)	(1,163)
Closing Balance	**686**	**631**
Balance to be amortized in up to 12 months	499	464
Balance to be amortized after 12 months	187	167

f) Table of claims development

The amounts shown in the tables express the position at 12/31/2021, since the actuarial calculations are made on a half-yearly basis:

Provision for unsettled claims (PSL)	**585**
(-) IBNER	214
(-) Reinsurance	19
(-) Retrocession and other estimates	-
Liability claims presented in the claims development table (a + b)	**352**

The amount of obligations of the ITAÚ UNIBANCO HOLDING may change. The first part of the table below shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

I - Administratives claims - net of reinsurance

Occurrence date	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	Total
At the end of reporting period	934	954	1,121	1,231	1,401	
After 1 year	977	1,012	1,133	1,237		
After 2 years	975	1,015	1,133			
After 3 years	973	1,012				
After 4 years	969					
Current estimate	969	1,012	1,133	1,237	1,401	
Accumulated payments through base date	958	999	1,123	1,226	1,300	5,606
Liabilities recognized in the balance sheet	11	13	10	11	101	146
Liabilities in relation to prior periods						54
Total administratives claims						**200**

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II - Judicial claims - net of reinsurance

Occurrence date	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	Total
At the end of reporting period	28	16	20	12	12	
After 1 year	40	33	36	23		
After 2 years	51	47	43			
After 3 years	60	54				
After 4 years	64					
Current estimate	64	54	43	23	12	
Accumulated payments through base date	55	43	30	10	4	142
Liabilities recognized in the balance sheet	9	11	13	13	8	54
Liabilities in relation to prior periods						98
Total judicial claims						**152**

The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

g) Liability Adequacy Test

ITAÚ UNIBANCO HOLDING tests for Liability Adequacy semiannually, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The Liability Adequacy Test did not indicate significant insufficiency in 2021.

The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries' experience, thus representing the best estimates for cash flow projections.

Methodology and test grouping

Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately.

The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio.

Demographic tables

Demographic tables are instruments to measure the demographic risk represented by the probability of death, survival or disability of a participant.

For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability.

Risk-free interest rate

The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows.

The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio.

Annuity conversion rate

The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors.

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Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Note 28—Fair value of financial instruments The fair value is a measurement based on market. In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument. To increase consistency and comparability in fair value measurements and the corresponding disclosures, a fair value hierarchy is established that classifies into three levels the information for the valuation techniques used in the fair value measurement. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Level 2: Input that is not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. The methods and assumptions used to estimate the fair value are defined below: • Central Bank deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements -The carrying amounts for these instruments are close to their fair values. • Interbank deposits, Deposits, Interbank and Institutional Market Funds - They are calculated by discounting estimated cash flows at market interest rates. • Securities and Derivatives - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are calculated by discounting estimated cash flows at market interest rates, as well as corporate securities. • Loans and financial leases - Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with F-90 the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. • Other financial assets / liabilities - Primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits in guarantee (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 137,118 (R$ 128,683 at 12/31/2021) with an estimated fair value of R$ 204 (R$ 217 at 12/31/2021). a) Financial assets and liabilities measured at fair value The following table presents the financial asseis and liabilities measured at fair value on a recurring basis, segregated between leveis of the fair value hierarchy 03/31/2022 12/31/2021 Levei 1 Levei 2 Levei 3 Book Value/ Levei 1 Levei 2 Levei 3 Book Value/ FairValue FairValue Financial Asseis 352,121 106,433 1,884 460,438 366,930 102,253 1,563 470,746 Financial asseis at fair value through profit or loss 275,758 105,381 1,884 383,023 262,912 100,649 1,563 365,124 lnvestment funds 1,375 27,073 28,448 653 19,486 20,139 Brazilian government securities 226,000 5,557 231 ,557 215,405 6,350 221 ,755 Government securities—other countries 5,639 5,639 5,561 5,561 Brazilian externai debt bonds 2,069 2,069 3,044 3,044 Corporate securities 40,675 72,471 1,884 115,030 38,249 74,656 1,563 114,468 Shares 12,126 5,297 76 17,499 14,355 5,002 19,357 Rural product note 6,382 62 6,444 6,791 61 6,852 Bank deposit certificates 312 312 150 150 Real estale receivables certificates 888 179 1,067 1,009 1,012 Debentures 23,831 41 ,605 1,541 66,977 18,638 45,672 1,478 65,788 Eurobonds and others 4,718 4,725 5,244 5,253 Financial bills 12,162 19 12,181 10,098 13 10,111 Promissory and commercial notes 4,374 4,374 4,684 4,684 other 1,451 1,451 12 1,249 1,261 other Financial Asseis 280 280 157 157 Financial asseis at fair value through other comprehensive income 76,363 1,052 77,415 104,018 1,604 105,622 Brazilian government securities 44,559 951 45,510 68,457 1,185 69,642 Government securities—other countries 27,082 27,082 30,194 30,194 Corporate securities 4,722 101 4,823 5,367 419 5,786 Shares 594 594 743 743 Bank deposit certificates 56 56 131 131 Debentures 194 15 209 134 217 351 Eurobonds and others 3,934 3,942 4,490 4,498 Financial credit bills 6 6 other 16 16 57 57 Financial liabilities at fair value through profit or loss 329 329 275 275 Structured notes 88 88 114 114 Other financial liabilities 241 241 161 161 F-91

The following table presents the breakdown of fair value hierarchy leveis for derivative asseis and liabilities 03/31/2022 12/31/2021 Levei 1 Levei 2 Levei 3 Total Levei 1 Levei 2 Levei 3 Total Asseis 45 72,295 166 72,506 6 68,887 152 69,045 Swap Contracts—adjustment receivable 38,321 133 38,454 37,924 90 38,014 Option Contracts 30 13,837 33 13,900 3 21 ,187 62 21 ,252 Forward Contracts 8,192 8,192 3,111 3,111 Credit derivatives 166 166 242 242 NDF—Non Deliverable Forward 11,436 11,436 5,943 5,943 other derivative financial instruments 15 343 358 3 480 483 Liabilities (7) (64,098) (100) (64,205) (3) (63,076) (125) (63,204) Swap Contracts—adjustment payable (30,700) (93) (30,793) (34,535) (111) (34,646) Option Contracts (17,319) (7) (17,326) (2) (22,531) (14) (22,547) Forward Contracts (6,019) (6,019) (762) (762) Credit derivatives (120) (120) (198) (198) NDF—Non Deliverable Forward (9,736) (9,736) (4,896) (4,896) other derivative financial instruments (7) (204) (211) (1) (154) (155) ln all periods, there were no significant transfer between Levei 1 and Levei 2. Transfers to and from Levei 3 are presented in movements of Levei 3 The methods and assumptions used to measurement the fair value are defined below: Level 1: Securities with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities form other countries, shares, debentures with price published by ANBIMA and other securities traded in an active market. Level 2: Bonds, securities and derivatives that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives traded over-the-counter, certain Brazilian government bonds, debentures and other private securities whose credit component effect is not considered relevant, are at this level. Level 3: Bonds, securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other private securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Governance of Level 3 recurring fair value measurement The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. Level 3 recurring fair value changes The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares. F-92

	Fair value at 12/31/2021	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 03/31/2022	Total Gains or Losses (unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets at fair value through profit or loss	**1,563**	**18**	**-**	**28**	**(21)**	**296**	**1,884**	**(553)**
Corporate securities	**1,563**	**18**	**-**	**28**	**(21)**	**296**	**1,884**	**(553)**
Negotiable shares	-	(54)	-	-	-	130	76	(46)
Real estate receivables certificates	3	(8)	-	2	(2)	184	179	(56)
Debentures	1,478	81	-	-	-	(18)	1,541	(413)
Rural Product Note	61	2	-	-	(1)	-	62	(36)
Eurobonds and other	8	(3)	-	7	(5)	-	7	(2)
Financial bills	13	-	-	19	(13)	-	19	-
Other	-	-	-	-	-	-	-	-

	Fair value at 12/31/2021	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 03/31/2022	Total Gains or Losses (unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - assets	**152**	**89**	**-**	**183**	**(241)**	**(17)**	**166**	**94**
Swap Contracts – adjustment receivable	90	63	-	15	(27)	(8)	133	123
Option Contracts	62	26	-	168	(214)	(9)	33	(29)
Derivatives - liabilities	**(125)**	**108**	**-**	**(99)**	**15**	**1**	**(100)**	**(44)**
Swap Contracts – adjustment payable	(111)	37	-	(22)	-	3	(93)	(52)
Option Contracts	(14)	71	-	(77)	15	(2)	(7)	8

	Fair value at 12/31/2020	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2021	Total Gains or Losses (unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets at fair value through profit or loss	**1,968**	**(505)**	**-**	**1,993**	**(865)**	**(1,028)**	**1,563**	**(434)**
Corporate securities	**1,968**	**(505)**	**-**	**1,993**	**(865)**	**(1,028)**	**1,563**	**(434)**
Real estate receivables certificates	548	(167)	-	1,039	(616)	(801)	3	-
Debentures	1,350	(313)	-	855	(211)	(203)	1,478	(432)
Rural Product Note	64	(15)	-	62	(32)	(18)	61	-
Eurobonds and other	-	(9)	-	23	(6)	-	8	(2)
Financial bills	6	(1)	-	14	-	(6)	13	-

	Fair value at 12/31/2020	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2021	Total Gains or Losses (unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - assets	**105**	**46**	**-**	**327**	**(284)**	**(42)**	**152**	**56**
Swap Contracts – adjustment receivable	93	26	-	56	(43)	(42)	90	90
Option Contracts	12	20	-	271	(241)	-	62	(34)
Derivatives - liabilities	**(110)**	**72**	**-**	**(233)**	**148**	**(2)**	**(125)**	**(24)**
Swap Contracts – adjustment payable	(109)	8	-	(30)	22	(2)	(111)	(46)
Option Contracts	(1)	64	-	(203)	126	-	(14)	22

F-93

Sensitivity analysis of Level 3 operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		03/31/2022		12/31/2021	
		Impact		Impact	
Market risk factor groups	Scenarios	Income	Stockholders' equity	Income	Stockholders' equity
Interest rates	I	(1.8)	-	(1.5)	-
	II	(45.7)	-	(38.2)	-
	III	(91.0)	-	(76.4)	-
Commodities, Indexes and Shares	I	(3.7)	-	-	-
	II	(7.5)	-	-	-
Nonlinear	I	(28.8)	-	(56.5)	-
	II	(45.9)	-	(93.3)	-

The following scenarios are used to measure sensitivity:

Interest rate

Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares

Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear

Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

F-94

b) Financial assets and liabilities not measured at fair value

The following table presents the financial assets and liabilities not measured at fair value on a recurring basis.

	03/31/2022		12/31/2021	
	Book value	Fair value	Book value	Fair value
Financial assets	**1,384,923**	**1,385,364**	**1,375,782**	**1,376,534**
At Amortized Cost	**1,384,923**	**1,385,364**	**1,375,782**	**1,376,534**
Central Bank compulsory deposits	101,395	101,395	104,592	104,592
Interbank deposits	64,315	64,520	69,942	70,112
Securities purchased under agreements to resell	170,153	170,153	169,718	169,718
Voluntary investments with the Central Bank of Brazil	10,000	10,000	5,800	5,800
Securities	170,239	169,524	147,746	147,219
Loan and financial lease	819,153	820,104	822,590	823,699
Other financial assets	92,332	92,332	96,473	96,473
(-) Provision for expected loss	(42,664)	(42,664)	(41,079)	(41,079)
Financial liabilities	**1,547,368**	**1,547,512**	**1,558,307**	**1,558,838**
At Amortized Cost	**1,542,075**	**1,542,219**	**1,553,107**	**1,553,638**
Deposits	807,043	806,951	850,372	850,277
Securities sold under repurchase agreements	256,642	256,642	252,848	252,848
Interbank market funds	218,775	218,744	177,145	177,181
Institutional market funds	123,490	123,757	138,636	139,226
Other financial liabilities	136,125	136,125	134,106	134,106
Provision for Expected Loss	**5,293**	**5,293**	**5,200**	**5,200**
Loan commitments	4,481	4,481	4,433	4,433
Financial guarantees	812	812	767	767

Note 29 - Provisions, contingent assets and contingent liabilities

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent assets

There are no contingent assets recorded.

b) Provisions and contingencies

ITAÚ UNIBANCO HOLDING's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations.

Civil lawsuits

In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows:

Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized.

F-95

Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The probability of loss is estimated according to the peculiarities of the lawsuits. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period. Labor claims Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims and it is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. Other risks These are quantified and accrued on the basis of the amount of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. F-96

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

		03/31/2022			
	Note	Civil	Labor	Other Risks	Total
Opening balance - 01/01		**3,317**	**8,219**	**1,558**	**13,094**
(-) Provisions guaranteed by indemnity clause	2d XIV	(225)	(879)	-	(1,104)
Subtotal		**3,092**	**7,340**	**1,558**	**11,990**
Adjustment / Interest	23	87	114	-	201
Changes in the period reflected in income	**23**	**170**	**752**	**215**	**1,137**
Increase [(1)]		273	806	215	1,294
Reversal		(103)	(54)	-	(157)
Payment		(236)	(428)	(11)	(675)
Subtotal		**3,113**	**7,778**	**1,762**	**12,653**
(+) Provisions guaranteed by indemnity clause	2d XIV	217	882	-	1,099
Closing balance		**3,330**	**8,660**	**1,762**	**13,752**
Current		**1,183**	**2,864**	**436**	**4,483**
Non-current		**2,147**	**5,796**	**1,326**	**9,269**

		12/31/2021			
	Note	Civil	Labor	Other Risks	Total
Opening balance - 01/01		**3,511**	**8,015**	**1,483**	**13,009**
(-) Provisions guaranteed by indemnity clause	2d XIV	(216)	(950)	-	(1,166)
Subtotal		**3,295**	**7,065**	**1,483**	**11,843**
Adjustment / Interest	23	221	155	-	376
Changes in the period reflected in income	**23**	**820**	**2,652**	**85**	**3,557**
Increase		1,176	2,888	119	4,183
Reversal		(356)	(236)	(34)	(626)
Payment		(1,244)	(2,532)	(10)	(3,786)
Subtotal		**3,092**	**7,340**	**1,558**	**11,990**
(+) Provisions guaranteed by indemnity clause	2d XIV	225	879	-	1,104
Closing balance		**3,317**	**8,219**	**1,558**	**13,094**
Current		**1,266**	**2,528**	**1,558**	**5,352**
Non-current		**2,051**	**5,691**	**-**	**7,742**

1) Includes, in the labor provision, the effects of the Voluntary Severance Program.

F-97

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

	Note	03/31/2022	12/31/2021
Opening balance - 01/01		**6,498**	**6,810**
(-) Provisions guaranteed by indemnity clause	2d XIV	(71)	(71)
Subtotal		**6,427**	**6,739**
Adjustment / Interest (1)		84	202
Changes in the period reflected in income		**31**	**8**
Increase (1)		32	180
Reversal (1)		(1)	(172)
Payment		(6)	(523)
Subtotal		**6,536**	**6,426**
(+) Provisions guaranteed by indemnity clause	2d XIV	72	72
Closing balance		**6,608**	**6,498**
Current		**25**	**10**
Non-current		**6,583**	**6,488**

1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

The main discussions related to tax and social security provisions are described below:

- INSS – Non-compensatory Amounts – R$ 1,846: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,065.

- PIS and COFINS – Calculation Basis – R$ 647: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 634.

III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of:

Civil lawsuits and labor claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 5,017 (R$ 4,903 at 12/31/2021), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 558 (R$ 448 at 12/31/2021).

Tax and social security obligations

Tax and social security obligations of possible loss totaled R$ 36,401 (R$ 35,855 at 12/31/2021), and the main cases are described below:

- INSS – Non-compensatory Amounts – R$ 8,271: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

F-98

• IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,005: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between group companies.

• ISS – Banking Activities/Provider Establishment – R$ 4,863: the levy and/or payment place of ISS for certain banking revenues are discussed.

• IRPJ and CSLL – Goodwill – Deduction – R$ 3,505: the deductibility of goodwill for future expected profitability on the acquisition of investments.

• IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 1,537: cases in which the liquidity and the certainty of credits offset are discussed.

• PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,471: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations.

• IRPJ and CSLL – Disallowance of Losses – R$ 1,252: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 875 (R$ 888 at 12/31/2021) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of:

		03/31/2022				12/31/2021
	Note	Civil	Labor	Tax	Total	Total
Deposits in guarantee	18a	1,792	1,963	8,963	**12,718**	**12,264**
Investment fund quotas		406	191	74	**671**	**690**
Surety		69	49	4,048	**4,166**	**4,115**
Insurance bond		1,638	1,398	15,187	**18,223**	**18,771**
Guarantee by government securities		7	-	238	**245**	**242**
Total		**3,912**	**3,601**	**28,510**	**36,023**	**36,082**

Note 30 - Segment Information

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

• **Retail Banking**

The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.

• **Wholesale Banking**

F-99

It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. •Activities with the Market + Corporation Basically, corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of Presentation Segment information is based on the reports used by senior management of ITAÚ UNIBANCO HOLDING to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. •Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders’ equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were F-100 reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: Requirements for impairment testing of financial assets are based on the expected loan losses model.• •Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9. •Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9. •Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, where as in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted. •Goodwill generated in a business combination is not amortized, where as in the standards adopted in Brazil, it is amortized. F-101

b) Consolidated Statement of Managerial Result 01/01 to 03/31/2022 Retail Wholesale Activities with ITAÚ IFRS the Market + 3 Banking Banking UNIBANCO AdjuSlments conso lidated ! ) Corporation Operating revenues 34 ,963 21 ,164 10,683 1,188 33,035 1,928 lnterest margin 11> 12,685 7,198 1,163 21,046 34 21,080 Revenues from banking services and bank charges 6,431 3,311 30 9,772 1,391 11 ,163 Incarne from insurance and private pension operations before claim 2,048 174 (5) 2,217 (922) 1,295 and selling expenses Other revenues 1,425 1,425 Cost of Credit ) 216 (6,446) (522) (6,968) 752 (6, Claims ) 388 (387) (2) (389) 1 ( Operating margin ,331 14 10,159 1,188 25,678 2,681 28,359 Other operating income / (expenses) (10,257) (4,496) (36) (14,789) (4,437) (19,226) 12 Non-interest expenses > (4 0) (8,811) (3,957) (12,808) (4,062) (16,870) Tax expenses for ISS, PIS and COFINS and Other 40 (5 (1,446) (539) 4 (1,981) ) (2,521) Share of profit or (loss) in associates and joint ventures 165 165 lncome before income tax and social contribution 4,074 5,663 1,152 10,889 (1,756) 9,133 lncome tax and social contribution 79,1 ) (1,305) (1 ,771) (103) (3 981 (2,198) Non-controlling interest in subsidiaries (38) (238) (73) (349) 65 (284) Net income 2,731 3,654 976 7,361 (710) 6,651 03/31/2022 Total assets l’l -——————————————————- 1,021,3971832, ,310 ,267 2, 069 130,783 (300,044) (114,043) Total liabilities—952,4629060292, ,408 1, ,326 110,096 (300,044) (123,082) (‘) lncludes: lnvestments in associates and joint ventures 2,037 37 ,2 4 6,274 433 6,707 Fixed asseis, net 5,251 1,064 6,315 575 6,890 Goodwi ll and lntangible asseis, net 8,200 8,775 16,975 4,186 21 ,161 1) lncludes interesl and similar income and expenses of R$ 6, result, of financial asseis and liabililies ai fair value lhrough 1,6 52 933 profil or loss of R$ and foreign exchange resulls and exchange variations in foreign transactions of R$ 12.435. 2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,4 .)02 3) The IFRS Consolidated fi gures do nol represent lhe sum of lhe parties because there are intercompany transactions thal were eliminated only in lhe consolidated statements. Segments are assesse d by top management, net of income and expenses between relaled parties. F-102

03/3 1/ 01 /01 to 2021 Activities with Wholesale ITAÚ IFRS Retail Banking the Market+ Adjustmen ts 3 Banking Corporation UNIBANCO consol idated ( ) Operating revenues ,557 17 8,614 3,858 30,029 (1,756) 28,273 lnleresl margin (1 l (1,53 4) 9,966 5,304 3,364 18,634 17,100 Commissions and Banking Fees 5,885 3,190 491 9,566 237 9,803 Incarne from insurance and privale pension operalions before claim 1,706 120 3 1,829 (734) 1,095 and selling expenses Olher revenues 275 275 Cost of Credit (4,049) (62) (4,111) 2,450 (1,661) Claims (354) (2) (356) (356) Operating margin ,1 ,256 26 13 54 8,550 3,858 25,562 694 Other operating income / (expenses) (17, 71 (9,562) (4,350) (317) (1 4,229) (3,489) 8) Non-inleresl expenses (2l (8,382) (3,927) (141) (12,450) (4,005) (16,455) Tax expenses for ISS, PIS and COFINS and Olher 42 3) (1,180) ( (176) (1,779) 79 (1,700) Share of profil or (loss) in associales and joinl venlures 43 7 437 lncome before income tax and social contribu tion 1 1,333 3,592 4,200 3,541 (2,795) 8,538 lncome tax and social contribution 2792, 071 ) (1, (1 ,621) (1 ,489) (4,389) (2,318) Non-controlling interest i n subsidiaries ) 102 ( (126) (318) (546) 10 (536) Net income 2,2 11 2,453 1,734 6,398 (714) 5,684 Total assets (‘)—1,311,330 ,836 013 2, ,019 166 1, 133,123 (96,813) 2,069,206 12/31/2021 Total liabilities - 1,190 1,904,7 105 11 30 105 ,712) ,2,252 945,311 2,010,442 ( (‘l I ncludes: lnveslmenls in associales and joinl venlures 2,008 4,338 6,346 (225) 6,121 Fixed asseis, nel 5,420 997 6,417 546 6,963 Goodwill and lnlangible asseis , nel 8,3 71 9,557 17,928 3,182 21,110 1) lncludes interest and similar income and expenses of R$ 14,640, result of financial assets and liabilities at fair value through profit or loss of R$ 5,364 and foreign exchange results and exchange variations in foreign transactions of R$ (2,904) . 2) Refers to general and administrative expenses including depreciation and amortizati on expenses of R$ (1,307). 3) The IFRS Consolidated figures do not represent lhe sum of lhe parties because there are intercompany transactions that were eliminat ed only in lhe consolid ated statements. Segments are assessed by top management, net of income and expenses between related parties . F-103

c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	03/31/2022			12/31/2021		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	21,919	6,132	28,051	21,390	6,683	28,073

	01/01 to 03/31/2022			01/01 to 03/31/2021		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to interest and similar [1,2]	49,813	1,640	51,453	21,854	10,580	32,434
Income from insurance and private pension operations before claim and selling expenses	1,286	9	1,295	1,095	-	1,095
Commissions and Banking Fees	10,019	1,144	11,163	8,608	1,195	9,803

1) Includes interest and similar income, result of financial assets and liabilities at fair value through profit or loss and foreign exchange results and exchange variations in foreign transactions.
2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.

Note 31 - Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (Note 2d I), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING.

- The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular Dexco S.A., Copagaz – Distribuidora de Gás S.A., Aegea Saneamento e Participações S.A., Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A., Alpargatas S.A. and XP Inc. (Note 3).

- Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc. (Note 3).

- Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees.

- Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups.

- Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure:

  Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society.

  Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions.

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Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself to screen films, videos, video-laser discs owns and other related activities, as well as to screen and disseminate movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. a) Transactions with related parties: ITAÚ UNIBANCO HOLDING Asseis/ (Liabilities) Revenues / (Expenses) Annual rate 03/31/2022 12/31/2021 01/01 to 03/31/2022 01/01 to 03/31/2021 lnterbank investmenls 4,000 2,301 60 23 other 11.65% 4,000 2,301 60 23 Loan operations 575 654 15 4 Dexco S.A COI+ 1.45% 561 546 15 other COI + 1.5% / 2.5% to 6% 14 108 Securities and derivative financial instrumenls (asseis and liabilities) 5,430 5,397 210 25 lnvestment funds 224 183 11 Copagaz—Distribuidora de Gás S.A COI + 1.7% to 2.95% 1,107 1,082 31 ltaúsa SA COI + 2% to 2.4% 1,228 1,200 36 Águas do Rio 4 SPE S.A COI + 3.5% 1,508 1,574 89 Aegea Saneamento e Participações S.A COI + 1.5% to 2.9% 842 844 27 other COI + 3.5% 521 514 16 Deposils (2) other (2) Deposils received under securities repurchase agreemenls (506) (443) (19) (1) Alpargatas S.A 99% COI (18) (22) (7) Dexco S.A 99% to 99.5% COI (7) (15) Aegea Saneamento e Participações SA 97% to 99% COI (16) (158) (4) other 11.4% / 75% to 96% COI (465) (248) (8) (1) Amounts receivable (payable) / Commissions and/or Other General and (266) (273) (9) Administrative expenses Fundação ltaú Unibanco—Previdência Complementar (106) (78) Dexco S.A 21 14 Olímpia Promoção e Serviços SA (5) (5) (14) (11) FUNBEP—Fundo de Pensão Multipatrocinado (168) (158) (8) ltaúsa SA (10) (10) 3 3 Other (36) 2 3 Rent (9) (8) Fundação ltaú Unibanco—Previdência Complementar (8) (7) FUNBEP—Fundo de Pensão Multipatrocinado (1) (1) Sponsorship 12 (4) (2) Associação Cubo Coworking ltaú 12 (4) (2) Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 101, Liabilities of R$ (6,209) and Results of R$ (52) (R$ 100, R$ (6,136) at 12/31/2021 and R$ (8) from 01/01 to 03/31/2021, respectively). F-105

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:

	01/01 to 03/31/2022	01/01 to 03/31/2021
Fees	(171)	(123)
Profit sharing	(66)	(49)
Post-employment benefits	(3)	(6)
Share-based payment plan [(1)]	5	(33)
Total	**(235)**	**(211)**

1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 3), in October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Payments occured in 2022 are reflected in Fees.

Total amount related to share-based payment plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively.

Note 32 - Risk and Capital Management

a) Corporate Governance

ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with the defined policies and procedures.

b) Risk Management

Risk Appetite

The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director's statement:

"We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital."

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Based on this statement, five dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: •Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution’s debt issues. •Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators. •Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability. •Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred. •Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on: •Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself. •Risk culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business. •Risk pricing: ITAÚ UNIBANCO HOLDING ’s operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios. •Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business. F-107

•Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services. •Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. I—Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. I.I—Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. I.II—Policy for Provisioning and Economic Scenarios F-108

Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts.

These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD).

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies.

Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon.

Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities.

Sensitivity analysis

ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected loss models use three different scenarios: Optimistic, Base and Pessimistic. In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 5%, 45% and 50%, respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions.

The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario:

03/31/2022					12/31/2021				
Financial Assets (1)	Expected Loss (2)	Reduction/(Increase) of Expected Loss			Financial Assets (1)	Expected Loss (2)	Reduction/(Increase) of Expected Loss		
		Pessimistic scenario	Base scenario	Optimistic scenario			Pessimistic scenario	Base scenario	Optimistic scenario
1,069,634	(48,029)	(360)	189	1,684	1,078,891	(46,348)	(340)	163	1,788

1) Composed of Loan operations, lease operations and securities.
2) Comprises expected credit loss for Financial Guarantees R$ (812) (R$ (767) at 12/31/2021) and Loan Commitments R$ (4,481) (R$ (4,433) at 12/31/2021).

I.III - Classification of Stages of Credit Impairment

ITAÚ UNIBANCO HOLDING uses customers' internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements.

Rules for changing stages take into account:

- **Stage 1 to stage 2:** delay or evaluation of absolute and relative probability of default (PD) triggers.

For Retail market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the dynamics of payment for transfer of the product.

For the Wholesale business portfolio, information on arrears is taken into account when assessing the counterparty rating.

The absolute trigger considers the lower (minimum PD) and upper (maximum PD) limits of ratings assigned internally to products. Transactions with PD lower than the minimum PD remain classified in stage 1, whereas operations in which the PD is higher than the maximum PD migrate to stage 2.

The relative PD is analyzed if the current PD is between the minimum and maximum PD limits and it is used to verify the significant increase in credit risk, through the relative PD variation since the initial recognition of the financial instrument. If this relative variation is greater than that defined for each portfolio, the financial instrument migrates to stage 2.

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- **Stage 3:** default parameters are used to identify stage 3: 90 days without payment noted, except for the mortgage loan portfolio, which are considered 180 days; debt restructuring; filing for bankruptcy; loss; and court-supervised recovery. The financial asset, at any stage, can migrate to stage 3 when showing default parameters.

Information on days of delay, used on an absolute basis, is one important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2d IV.

I.IV - Maximum Exposure of Financial Assets to Credit Risk

	03/31/2022			12/31/2021		
	Brazil	**Abroad**	**Total**	**Brazil**	**Abroad**	**Total**
Financial Assets	**1,377,909**	**438,563**	**1,816,472**	**1,325,332**	**485,649**	**1,810,981**
At Amortized Cost	**965,460**	**318,068**	**1,283,528**	**920,576**	**350,614**	**1,271,190**
Interbank deposits	19,116	45,199	64,315	17,795	52,147	69,942
Securities purchased under agreements to resell	164,596	5,557	170,153	159,974	9,744	169,718
Voluntary investments with the Central Bank of Brazil	10,000	-	10,000	5,800	-	5,800
Securities	146,784	23,455	170,239	125,875	21,871	147,746
Loan and lease operations	580,121	239,032	819,153	562,646	259,944	822,590
Other financial assets	80,263	12,069	92,332	81,398	15,075	96,473
(-) Provision for Expected Loss	(35,420)	(7,244)	(42,664)	(32,912)	(8,167)	(41,079)
At Fair Value Through Other Comprehensive Income	**24,995**	**52,420**	**77,415**	**44,648**	**60,974**	**105,622**
Securities	24,995	52,420	77,415	44,648	60,974	105,622
At Fair Value Through Profit or Loss	**387,454**	**68,075**	**455,529**	**360,108**	**74,061**	**434,169**
Securities	361,193	21,550	382,743	343,339	21,628	364,967
Derivatives	25,981	46,525	72,506	16,612	52,433	69,045
Other financial assets	280	-	280	157	-	157
Financial liabilities - provision for expected loss	**4,745**	**548**	**5,293**	**4,543**	**657**	**5,200**
Loan Commitments	4,228	253	4,481	4,115	318	4,433
Financial Guarantees	517	295	812	428	339	767
Off balance sheet	**469,390**	**65,794**	**535,184**	**446,267**	**73,431**	**519,698**
Financial Guarantees	68,814	18,048	86,862	62,548	20,362	82,910
Letters of credit to be released	50,256	-	50,256	45,773	-	45,773
Loan commitments	**350,320**	**47,746**	**398,066**	**337,946**	**53,069**	**391,015**
Mortgage loans	11,084	-	11,084	10,709	-	10,709
Overdraft accounts	148,472	-	148,472	147,878	-	147,878
Credit cards	186,626	3,579	190,205	176,384	3,840	180,224
Other pre-approved limits	4,138	44,167	48,305	2,975	49,229	52,204
Total	**1,842,554**	**503,809**	**2,346,363**	**1,767,056**	**558,423**	**2,325,479**

Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements.

The contractual amounts of financial guarantees and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally.

As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments.

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I.IV.I - By business sector

Loans and Financial Lease Operations

	03/31/2022	%	12/31/2021	%
Industry and commerce	187,783	22.9%	190,491	23.1%
Services	165,365	20.2%	173,332	21.1%
Other sectors	35,254	4.3%	37,652	4.6%
Individuals	430,751	52.6%	421,115	51.2%
Total	**819,153**	**100.0%**	**822,590**	**100.0%**

Other financial assets [1]

	03/31/2022	%	12/31/2021	%
Public sector	585,144	61.7%	580,619	62.2%
Services	151,156	16.0%	150,831	16.2%
Other sectors	107,269	11.3%	83,521	9.0%
Financial	103,802	11.0%	117,869	12.6%
Total	**947,371**	**100.0%**	**932,840**	**100.0%**

1) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan and Lease Operations and Other Financial Assets.

The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector.

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I.IV.11—By type and classification of credit risk Loan and lease operations 03/31/2022 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 Stages Loan Loan Financial Total Loan Loan Financial Total Loan Loan Financial Total Loan Loan Financial Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuais 278,220 228,560 1,017 507,797 43,257 22,564 65,821 26,010 671 26,681 347,487 251 ,795 1,017 600,299 Corporate 1, 261 133, 111 25,199 56,802 215,112 115 1,056 2,432 4,613 25 2,548 7,186 138,985 25,339 60,406 224,730 Micro/Small and medium companies 120,143 72 ,423 8,954 201,520 18,367 4,704 134 23,205 8,715 231 125 9,071 147,225 77 ,358 9,213 233,796 Foreign loans—Latin America 164,203 42,195 15,499 221,897 11 ,964 1,269 612 13,845 9,289 110 115 9,514 185,456 43,574 16,226 245,256 Total 695,677 368,377 82,272 1,146,326 74,849 28,652 1,802 105,303 48,627 1,037 2,788 52,452 819,153 398,066 86,862 1,304,081% 60.7% 32.1% 7.2% 100.0% 71.1% 27.2% 1.7% 100.0% 92.7% 2.0% 5.3% 100.0% 62.8% 30.5% 6.7% 100.0% 12/31/2021 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 Stages Loan Loan Financial Total Loan Loan Financial Total Loan Loan Financial Total Loan Loan Financial Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuais 270,371 220,961 944 492,276 38,168 20,723 58,891 23,997 686 24,683 332,536 242,370 944 575,850 Corporate 128,519 581 214, 23,882 52,429 204,830 1,600 200 535 2,335 4,915 23 2,478 7,416 135,034 24,105 55,442 Micro/Small and medium companies 124,555 71 ,158 7,605 203,318 16,749 4,823 130 21,702 8,666 222 141 9,029 149,970 76,203 7,876 234,049 Foreign loans—Latin America 178, 719 46,629776 17, 621 1, 243,124 13,389 713 15,723 12,942 87 159 13,188 205,050 48,337 18,648 272,035 Total 702,164 362,630 1,296, 515 78,754 1,143,548 69,906 27,367 1,378 98,651 50,520 1,018 2,778 54,316 822,590 391 ,015 82,910% 61.4% 31.7% 6.9% 100.0% 70.9% 27.7% 1.4% 100.0% 93.0% 1.9% 5.1% 100.0% 63.4% 30.2% 6.4% 100.0% 03/31/2022 12/31/2021 Internai rating Total loan Total loan Stage 1 Stage 2 Stage 3 operations Stage 1 Stage 2 Stage 3 operations Low 658,899 46,606 705,505 662,839 42,028 704,867 Medium 36,423 18,926 55,349 38 ,980 19,239 58,219 High 355 9,317 9,672 345 8,639 8,984 Credit -lmpaired 48,627 48,627 50,520 50,520 Total 695,677 74,849 48,627 819,153 702,164 69,906 50,520 822,590% 84.9% 9.2% 5.9% 100.0% 85.4% 8.5% 6.1% 100.0% F-112

Other financial assets 03/31/2022 Stage 1 Stage 2 Stage 3 Fairvalue Cost Fairvalue Cost Fairvalue Cost Fairvalue lnvestment funds 3 13 28 ,448 23,912 23,347 4,968 4,968 133 Government securities 418,745 421,098 418,745 Brazilian government 352,719 354,792 352,719 Other Public 36 Abroad 66 ,026 66,270 66,026 Argentina 621 2, 621 2, 2,616 United States 271 6, 6,236 6,236 Mexico ,775 10, 78 10 1 10,775 Spain 8,219 8,220 8,219 Korea 8,851 8,852 8,851 Chile 21,674 21,788 21 ,674 Paraguay 3,103 3,053 3,103 Uruguay 1,328 1,327 1,328 Colombia 3, 21 3 3,356 3,213 Peru 6 6 6 Corporate securi ties 18 2112 88 1, 178,278 175,330 3,435 2, 5,095 2,999 Rural product note 15,382 15,17 14 61 15,235 122 37 25 Real estale receivables certificat es 4,931 4,9944, 931 Bank deposit certificate 388 389 388 Debentures 108,627 104,954 391 2, 103,724 1,948 4,835 2,955 Eurobonds and other 9, 11 3 9,210 9,113 Financial bills 12 ,239 12,258 12,239 Promissory and comme rcial notes 10 ,162 10,151 10,162 Other 20,369 21,161 19,538 897 812 223 19 Total 628,404 623,288 617,422 8,403 7,850 5,228 3,132 F-113

12/31/2021 Stage 1 Stage 2 Stage 3 Fairva lue Cost Fairvalue Cost Fairvalue Cost Fairvalue lnvestment funds4, 91 20 ,139 4,906 4 15,224 15,225 Government securi ties 423,085 426,959 423,085 Brazilian government 362,449 365,947 362,449 Other Public 36 Abroad 60 ,976 ,636 60 60,636 Argentina 1,335 1,310 1,335 United States 7,189 7,226 7,189 Mexico 12,413 12,424 12,413 Spain 6,1 31 6,132 6,131 Korea 60 4 5, 5,604 5,604 Chile 52 21,5 21 ,399 21,399 Paraguay 1,469 1,526 1,469 Uruguay 1,258 1,256 1,258 Colombia 0 3, 83 3,938 3,830 Peru 8 8 8 Corporate securities 173,163 3, 1 39 169,489 167,457 2,789 4,993 2,917 Rural product note 12,744 12,474 12,597 146 121 38 26 Real estale receivables certificates 4,999 5,063 4,999 Bank deposit certificate 390 392 390 Debentures 103,659 99,438 98,867 2,383 1,923 4,704 2,869 Eurobonds and other 10,206 36 10,2 10,194 12 12 Financial bills 1 O, 168 1 O, 185 10,168 Promissory and commercial notes 8,901 8,874 8,901 Other 22,096 22,827 25 1 21,341 850 733 22 Total 616,7 601,354 38 595,456 18,615 18,014 4,993 2,917 F-114

Other Financial Assets—Internai Classification by Levei of Risk 03/31/2022 Financial Assets—At Amortized Cost Financial assets at fair Financial Assets at fair value Internai rating lnterbank deposits and value through profit or through other comprehensive Total securities purchased under Securities loss 111 income agreements to resell Low 244,468 164,394 451 ,462 77,415 937,739 Medium 4,904 3,595 8,499 High 941 192 1,133 Total 244 ,468 170,239 455,249 77,415 947,371% 25.7% 18.0% 48.1% 8.2% 100.0% 1) lncludes Derivatives in the amount of R$ 72,506. 12/31/2021 Financial Assets—At Amortized Cost Financial assets at fair Financial Assets at fair value Internai rating lnterbank deposits and value through profit or through other comprehensive Total securities purchased under Securities 111 loss income agreements to resell Low 245,442 ,209 924 142,416 430,729 105,622 Medium 4,399 3,219 7,618 High 18 931 64 1,013 Total 245 ,460 147746,622 105 ,,840 012 ,932 434% 26.4% 15.8%46 100 .0% .5% 11.3% 1) lncludes Derivatives in the amount of R$ 69,045. F-115

I.IV.111 - Collateral for loan and lease operations 12/31/20 21 03/31/2022 Over-collateralized assets Under-collateralized assets Over-collatera lized assets Under -collateralized assets Carrying Carrying Carrying Carrying Fair value of Fair value of Fair value of Fair value of value of the value of the value of the value of the assets collateral assets collate ral assets collateral assets collateral Individuais 131 ,282 123,706 300,697 2,422 2,230 11 3,194 1,014 907 Personal (‘ l 58 2,1 10,333 1,402 1,311 2,436 8,338 639 583 Vehicles (2) 68 3 29,332 70,066 1,013 914 26,941 68,275 318 Mortgage loans (3) 298 220, 92,216 7 5 83,817 205,518 7 6 41 1 Micro, small and medi um companies and corporates 175 27 71 0,334 17 634,8 ,394 ,090 604,625 32,305 32,436 26,933 4 Foreign loans - Latin America l ) ,020 330 ,256 154 287,123 8,551 3,992 168,968 9,782 4,152 Total 44 5 453,052 1,192, 43,278 33,616 452,496 1,247,022 43,232 31,992 1) ln general requires financial collalerals. 2) Vehicles lhemselves are pledged as collaleral, as well as asseis leased in lease operalions. 3) Properties lhemselves are pledged as collaleral. 4) Any collaleral sei forth in lhe credil policy oi ITAÚ UNIBAN CO HOLDING , or (chattel mortgage, surely/joinl debl mortgage and olher). Of total loan and lease operations, R$ 322,823 (R$ 326,862 at 12/31/2021) represented unsecured loans. F-116

I.IV.IV—Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total assets repossessed in the period were R$ 69 (R$ 50 from 01/01 to 03/31/2021), mainly composed of real estate. II—Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: •Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level. •Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios). Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level.• •Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market). •Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: •Î”EVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates. F-117

- ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates.

- Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates.

- Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING.

The structure of limits and alerts obeys the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

II.I - VaR - Consolidated ITAÚ UNIBANCO HOLDING

Is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

From 01/01 to 03/31/2022, the average total VaR in Historical Simulation was R$ 605 or 0.4% of total stockholders' equity (R$ 441 from 01/01 to 12/31/2021 or 0.3% of total stockholders' equity).

	VaR Total (Historical Simulation) (in millions of reais) (1)							
	03/31/2022				12/31/2021			
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total
VaR by Risk Factor Group								
Interest rates	1,133	981	1,249	988	937	425	1,411	1,257
Currencies	17	9	26	16	18	10	37	13
Shares	23	18	36	27	42	17	98	24
Commodities	4	2	6	3	4	1	8	4
Effect of diversification	-	-	-	(504)	-	-	-	(602)
Total risk	**605**	**504**	**680**	**530**	**441**	**198**	**707**	**696**

1) VaR by Risk Factor Group considers information from foreign units.

F-118

11.1.1 - lnterest rate risk The table below shows the accounting position of financial asseis and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks, it is mostly used to permit the assessme nt of mismatc hing between accounts and products associat ed thereto and to identify possible risk concentratio n. 03/31/2022 12/31/2021 31-180 181-365 Over 5 31-180 181-365 Over 5 0-30 days days days 1-5 years years Total 0-30 days days days 1-5 years years Total Financial assets 307, 246, 691 851 512,988 196,365 591,704 1,855,599 463,079 294,051 193,279 642,495 253,300 1,846,204 At amortized cost 428,430 242,480 148,030 354,439 149,276 1,322,655 401,056 258,580 152,270 345,538 148,969 1,306,413 Compulsory deposits in the Central Bank of Brazil 90,797 90,797 92,580 92,580 1 nterbank deposits 1 51,1 5, 86 8,1 37 723 38 27 3, 46,296 6,025 64,308 7,050 1 5,669 216 69,934 Securities purchased under agreeme 69 1 ,7 11 nts to resell 154,601 15,379 2 170,151 142,405 26,532 403 371 169 Volunta ry investme nts with the Central Bank of Brazil 10,000 10,000 5,800 5,800 Securities 145, 798 2,360 20,617 25,392 84,896 34,981 168,246 4,427 12,884 27,858 69,965 30,664 Loan and lease operations 212, 53 819,1 11 124,376 198,347 11 8,913 263,518 11 3,999 104,706 4 11 8,551 269,501 117,718 822,590 At fair value through other comprehensive incarne 13,052 12,978 5,268 32,638 13,479 77,415 10,420 9,286 6,722 63,256 15,938 105,622 At fair value through profit and loss 233, 701 71 ,506 52,393 43,067 204,627 83,936 455,529 51 ,603 26,185 34,287 88,393 434,169 Securities 11 212,9 60,785 36,676 28, 411 184,667 72 ,204 382,743 36,111 13,872 28,532 73 ,541 364,967 Derivatives 10, 72 1 15,710 14,410 19,933 11 ,732 72 ,506 15,492 12,292 5,632 20,777 14,852 69,045 other Financial Asseis 1 23 1 57 7 246 27 280 21 13 Financial liabilities 751 660, 685,104 101,745 103,735 471,776 111,358 1,473,718 127,205 107,515 361,399 228,857 1,485,727 At amortized cost 674,129 88,545 90,442 454,251 101,817 1,409,184 653,598 110,994 99,753 340,944 216,959 1,422,248 Deposits 135, 798 388,620 41,355 40,943 309,640 26,485 807,043 402,930 52,259 38,563 220,822 850,372 Securities sold under repurchase agreeme nts 3, 797 247,1 02 1,658 403 3,682 256,642 239,843 2,627 725 5,659 3,994 252,848 lnterbank market funds 1 77 8,4 62 37,781 31,368 38,748 102,416 218,775 9,976 46,610 41 ,520 69,043 9,996 ,145 lnstitutional market funds ,1 ,4 88 90 234 13,679 9,846 36,543 63 123 439 9,045 18,422 43,559 67,171 138,636 Premium bonds plans 1, 86 392 485 502 1,855 3,234 410 453 523 1 3,247 At fair value through profit and loss 10,975 9, 541 13,200 13,293 17,525 64,534 7,153 16,211 7,762 20,455 11 ,898 63,479 Derivatives 10,975 17 4 90 53 13,1 7,1 13,055 17,492 9,493 64,205 16, 7,625 20,404 11 ,848 63,204 Structur ed notes 14 1 17 23 48 88 16 48 50 other Financial Liabilities 2 41 10 221 10 37 121 3 161 Difference assets / liabilities 111 (172,116) 206,106 631 92, 119,928 135,332 381,881 (197,672) 166,846 85,764 281,096 24,443 360,477 Cumulative difference (172,116) 33,990 621 126, 246,549 381,881 (197,672) (30,826) 54,938 336,034 360,477 Ratio of cumulati ve differen ce to total interes t-bearing asseis (9.3)% 1.8% 6.8% 13.3% 20.6% (10.7)% (1.7)% 30% 18.2% 19.5% 1) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms. F-119

II.I.II—Currency risk The purpose of ITAÚ UNIBANCO HOLDING’s management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high-volatility periods. The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item II.I – VaR Consolidated – ITAÚ UNIBANCO HOLDING. II.I.III—Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss—Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income—Securities. III—Liquidity risk Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: Different scenarios projected for changes in liquidity.• Contingency plans for crisis situations.• • Reports and charts that describe the risk positions. • Assessment of funding costs and alternative sources of funding. •Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. III.I—Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 37.7% or R$ 392.7 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits—is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. F-120

Funding from customers	03/31/2022			12/31/2021		
	0-30 days	Total	%	0-30 days	Total	%
Deposits	**388,620**	**807,043**		**402,930**	**850,372**	
Demand deposits	147,815	147,815	14.2%	158,116	158,116	14.8%
Savings deposits	183,880	183,880	17.7%	190,601	190,601	17.9%
Time deposits	53,750	470,231	45.1%	52,563	497,051	46.5%
Other	3,175	5,117	0.5%	1,650	4,604	0.4%
Funds from acceptances and issuance of securities (1)	3,969	172,058	16.5%	2,310	143,138	13.4%
Funds from own issue (2)	-	11	-	-	21	-
Subordinated debt	114	61,906	6.0%	-	75,036	7.0%
Total	**392,703**	**1,041,018**	**100.0%**	**405,240**	**1,068,567**	**100.0%**

1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds.
2) Refer to deposits received under securities repurchase agreements with securities from own issue.

III.II - Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions.

During the period of 2022, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 221.0 billion and accounted for 56.3% of the short term redeemable obligations, 21.2% of total funding, and 15.7% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	03/31/2022	12/31/2021
	%	%
Net assets / customers funds within 30 days (1,2)	56.3%	56.5%
Net assets / total customers funds (1,3)	21.2%	21.4%
Net assets / total financial assets (1,4)	15.7%	16.2%

1) Net assets (present value): Cash, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Non discounted future flows – Financial assets.
2) Funding from customers table (Total funding from customers 0-30 days).
3) Funding from customers table (Total funding from customers).
4) Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,405,604 (R$ 1,411,089 at 12/31/2021).

F-121

Asseisows , and liabilities according to their remaining contractual maturities, considering their undiscounted fl are presented below: Undiscounted future flows, except for deriva tives which are fair value 03/31/2022 12/31 /2021 !1l 720 Over 720 Over 720 Financial assets O—30 31—365 366—days Total O—30 31—365 366—720 days Total Cash 42,722 42,722 44,512 44,512 lnterbank investments 20 26 195 3,640 ,260 ,888 4,989 1,699 237,216 32,238 4,535 1,670 233,703 Securities purchased under a to resell—Collateral held 2 ,4 35 greements ! > 30,617 1,852 163 32,632 32 32,435 Securities purchased under agreeme 1 1 13 23 25 0 ,545 29 nts to resell—Collateral repledge 1 16,387 2 ,934 105,875 19,355 , lnt nk deposi 4 erba ts < > 0 491 671, 11, 56,636 4,989 1,534 74,650 56,950 12,883 4,535 76,038 Securities ,267 158 42 48 ,582 ,915 161,849 217,020 469,718 30,191 45,156 223,244 457,506 Government securiti es—available 146 140 ,882 ,656 249 406 5,571 145,989 453 483 6,737 153,662 Government securiti es—under repurchase commit 0 49 ments 5,222 29,306 22,586 32,771 89,885 1,337 13,446 27,132 35,575 77, Private securities—available 15 ,481 1 33 33 7 14,912 11,316 91,556 ,271 11,247 13,349 12,062 ,385 170,043 Private securities—under repurchase commitments 80 ,6 1,059 3,540 7,959 87,122 99 342 2,943 5,479 47,547 56,311 Derivative financial instruments—Net position 23, 30 30 10, ,120 72 1 8,364 1 72,506 15,492 17,924 8,826 26,803 69,045 Swaps 488 9, 416 6,640 21 ,910 38,454 1,820 3,803 7,341 25,050 38,014 Options 1,943 10,809 427 721 13,900 10,599 9,216 683 754 21,252 Forwards 16 95 1,5 3, 111 5 6,024 2, 3 8,192 1,513 3 Other deriva tives 78 1,4 2,338 7,658 1,294 670 11,960 3,392 799 999 6,668 Loan and lease operations 3 ! l 991 ,818 ,749 2 72135 0, 1 ,840 3596,352 31 815,910 77,663 282,913 315,004 811,420 Other financial assets 1 245 6 28 280 144 5 8 157 Total financial assets 515,285 3 41 3,039 ,584 7855 ,352 1, 63836 3, 191,444 491,842 0 194,362 566,729 1,616,343 1) The assets portfolio does not take into conside ration the balance of compulsory deposits in Central Bank,1,395 10 amounting to R$ (R$ 104,592 at 12/31/2021), which release of funds is linked to the maturity of the liability portfolios. The amounls oi PGBL and VGBL are not considered in lhe assets portfolio because lhey are covered in Note 26. 2) Net of R$ 4,792 (R$ 9,266 at 12/31/2021 ) which securities are linked to guarantee transaclions at B3 S.A.—Brasil, Bolsa, Balcão and lhe BACEN. 3) Net of payment to merchants of R$ 93,312 (R$ 92 al,011 12/31/2021) and lhe amount of liabilities from transactions related to credit assign 1,0 04 ments R$ 886 (R$ at 12/31/2021) . 4) lncludes R$ 29,902 (R$ 40, 221 at 12/31/2021) related to Compulsory Deposits with Central Banks of other countries. F-122

Undiscounted future flows, except for derivatives which are fair value 03/31/2022 12/31/2021 Over720 Over720 Financial liabilities 0-30 31 -365 366 - 720 days Total 0-30 31—365 366 - 720 days Total Deposits 393,286 81 ,505 88,215 334,182 897,188 397,416 96,669 95,397 350,792 940,274 Demand deposits 147,815 147,815 158,11 6 158,11 6 Savings deposits 183,880 183,880 190,601 190,601 Time deposit 82 ,1 95,1 49 58,584 79 ,569 87,998 334 560,333 46,938 94,040 350,791 586,918 lnterbank deposits 3,8 11 1,804 1,936 217 3,957 933 2,629 248 other deposits 1,203 1,203 828 828 Compulsory deposits (44,445) (10,602) (11 ,181) (35,167) (101,395) (44,124) (12,461) (11 ,797) (36,210) (104,592) Demand deposits (10,598) (10,598) (12,012) (12,012) Savings deposits (26,028) (26,028) (25,807) (25,807) Time deposit (35,1) 67 (7,819) (10,602) (11 ,181) (64,769) (6,305) (12,461) (11 ,797) (36,210) (66,773) Securities sold under repurchase agreements 111 681 267, 6,919 7,750 4,078 286,428 265,184 5,615 7,020 5,943 283,762 Governm ent securities 1 191, 28 06 ,26 4, 207,332 753 2,914 1 215,060 1 1 3,885 5,687 202,11 4 Private securities 25,371 3,487 2,772 17 31,647 26,141 3,621 2,775 18 32,555 Foreign 34,978 2,679 2,064 39,721 47,762 733 360 238 49,093 Funds from acceptances and issuance of securities 1’ 1 061 113, 5,000 37,753 32,685 188,499 2,986 35,346 30,927 83,967 153,226 Loans and onlending obligations 131 103, 9, 512 491 36,815 57,279 10,053 10,329 114,476 9,875 71 ,278 12,868 4 Subordinated debt 1 1 506 36, 501 23,725 12,694 73,426 55 27,857 16,282 48,969 93,163 Derivative financial instruments - Net position 596 8, 10,975 26,245 6,961 20,024 64,205 7,153 23,799 23,656 63,204 Swaps 212 6,745 5,318 18,518 30,793 1,562 3,970 6,944 22,170 34,646 Option 3,05712, 766 731 772 17,326 4,086 16,896 786 779 22,547 Forward 6,015 4 6,019 762 762 other derivatives 1 1 730 6, ,69 912 734 10,067 743 2,933 866 707 5,249 Other financial liabilities 220 10 10 241 158 3 161 Total financial liabilities 669,814 223,044 261 545 248, 638, 147,187 483,023 1,523,068 155,916 489,988 1,532,710 1) lncludes own and th ird parties’ portfolios. 2) lncludes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certifi cates recorded in institutional markets funds. 3) Recorded in funds from interbank markets. 4) Recorded in funds from institutional markets. 03/31/2022 12/31/2021 Off balance commitments Note 0-30 31 - 365 366- 720 Over66 3 720 Total 0-30 31- 365 -720 Over720 Total days days Financial Guarantees 6,735 24,268 9,684 46,175 86,862 3,742 28,530 11 ,046 39,592 82,910 Comm itments to be released 158,043 28,260 19,026 192,7 37 541 18, 398,066 151 ,235 35,605 185,634 391 ,015 Letters of credit to be released 50,256 50,256 45,773 45,773 Contractual commitments—Fixed and lntangible asseis 13and 14 3 3 3 3 Total 215,034 52,531 28,710 238,912 535,1701 519, 87 200,750 64,138 29,587 225,226 F-123

IV—Emerging Risks They are those with a potentially material impact on the business in the medium and long terms, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as technological alternatives in replacement of traditional banking services and the demographic transition of clients in contrast to technological innovations. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING. The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING’s governance, allowing these risks to be incorporated into risk management processes too. V—Social and Environmental Risk and Climate Risk Social and Environmental risk is the possibility of losses due to exposure to social and/or environmental events related to the activities developed by the ITAÚ UNIBANCO HOLDING. Social and environmental factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term. The Policy on Sustainability and Social and Environmental Responsibility (PRSA) establishes the guidelines, strategies and underlying principles for social and environmental risk management, based on institutional issues and addressing, through specific procedures, the most significant risks for the Institution’s operation. Actions to mitigate the Social and Environmental Risk are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and record of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of this risk at ITAÚ UNIBANCO HOLDING. In the management of social and environmental risk, business areas manage the risk in its daily activities, following the PRSA guidelines, specific processes, with the support of specialized assessment from dedicated technical teams located in Corporate Compliance, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social and Environmental Risk related to the conglomerate’s activities. As an example of the specific guidelines to manage this risk, business units count on the governance for approval of new products and services, which contemplates, in its assessments, the Social and Environmental Risk, ensuring the compliance with this requirement in new products approved by the Institution, as well as specific social and environmental procedures for the Institution’s operation (stockholders’ equity, branch infrastructure and technology), suppliers, credit, investments and key controls. Credit Risk and Modeling, Internal Controls and Compliance areas, in turn, support and ensure the governance of the business areas’ activities. The Internal Audit, acts on an independent manner, assessing risk management, controls and governance. Governance also counts on the Social and Environmental Risk Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social and Environmental Risk, including Climate Risk. Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks. Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to its implementation of its recommendations. With this purpose, ITAÚ UNIBANCO HOLDING is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks. ITAÚ UNIBANCO HOLDING measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. F-124

The sectors with the highest probability of suffering financial impacts from climate change for ITAÚ UNIBANCO HOLDING are: energy, transport, materials and construction, agriculture, food and forestry products.

c) Capital Management Governance

ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

The result of the last ICAAP, which comprises stress tests – which was dated December 2021 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

	03/31/2022	12/31/2021
Available capital (amounts)		
Common Equity Tier 1	129,053	130,716
Tier 1	145,402	149,912
Total capital (PR)	162,203	169,797
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,164,324	1,153,841
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	11.1%	11.3%
Tier 1 ratio (%)	12.5%	13.0%
Total capital ratio (%)	13.9%	14.7%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%) [1]	2.00%	2.00%
Countercyclical buffer requirement (%)	-	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.00%	3.00%

1) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

As of 03/31/2022 the amount of perpetual subordinated debt that makes up Tier I capital is R$ 15,926 (R$ 18,167 as of 12/31/2021) and the amount of perpetual subordinated debt that makes up Tier capital II is R$ 16,707 (R$ 19,469 as of 12/31/2021).

The Basel Ratio reached 13.9% on 03/31/2022, a decrease of 0.8 percentage points as compared to 12/31/2021 due to extraordinary events (mainly acquisition of Itaú CorpBanca Colombia S.A. and Voluntary Severance Program) and reduction in the debt balance that make up Tier I and II capital.

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Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 69,057 (R$ 77,490 at 12/31/2021), well above the ACP of R$ 34,930 (R$ 34,615 at 12/31/2021), generously covered by available capital.

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 03/31/2022, fixed assets ratio reached 17.3% (16.9% at 12/31/2021), showing a surplus of R$ 53,056 (R$ 56,280 at 12/31/2021).

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using the standardized approach.

- RWA_{MINT} = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circular No. 3,646 and No. 3,674.

- RWA_{OPAD}= portion related to capital required for operational risk, calculated based on the standardized approach.

	RWA	
	03/31/2022	12/31/2021
Credit Risk - standardized approach	**1,045,152**	**1,044,344**
Credit risk (excluding counterparty credit risk)	924,394	922,824
Counterparty credit risk (CCR)	44,278	42,898
Of which: standardized approach for counterparty credit risk (SA-CCR)	29,142	27,616
Of which: other CCR	15,136	15,282
Credit valuation adjustment (CVA)	7,964	8,102
Equity investments in funds - look-through approach	4,931	5,001
Equity investments in funds - mandate-based approach	249	95
Equity investments in funds - fall-back approach	1,886	824
Securitisation exposures - standardized approach	2,892	2,195
Amounts below the thresholds for deduction	58,558	62,405
Market Risk	**25,773**	**22,985**
Of which: standardized approach (RWA_{MPAD})	32,216	28,731
Of which: internal models approach (RWA_{MINT})	19,013	14,751
Operational Risk	**93,399**	**86,512**
Total	**1,164,324**	**1,153,841**

III - Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

IV - Stress testing

The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING's results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

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For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V—Leverage Ratio The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation. d) Management Risks of insurance and private pension I—Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance and pension plans products are properly monitored and reported to the appropriate bodies. The management process of insurance and pension plans risks is independent and focuses on the specific nature of each risk. ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas. II—Risks of Insurance and Private Pensions ITAÚ UNIBANCO HOLDING offers its products to customers through a bancassurance structure or direct distribution. Life, personal accident, loan and multiple peril insurance products are mainly distributed by a bancassurance operation. Life insurance and pension plans are, in general, medium or long-term products and the main risks involved in the business may be classified as demographic, financial and behavioral. •Demographic risk relates to: i) a greater than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) a greater than expected decrease in mortality rates for products with life coverage (mostly life insurance). F-127

- Financial risk: is inherent in the underwriting risk of products that offer a contractual financial guarantee, this risk being considered insurance risk.

- Behavioral risk relates to a greater than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries.

II.I - Effect of changes on actuarial assumptions

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis, conducted semiannually, considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually conducted under the *ceteris paribus* condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Sensitivity Test	Impact in Income and Stockholders' Equity [1]			
	03/31/2022		12/31/2021	
	Private Pension	Insurance	Private Pension	Insurance
Mortality Rates				
5% increase	45	(2)	45	(2)
5% decrease	(48)	2	(48)	2
Risk-free Interest Rates				
0.1% increase	102	10	102	10
0.1% decrease	(104)	(10)	(104)	(10)
Conversion in Income Rates				
5% increase	(11)	-	(11)	-
5% decrease	11	-	11	-
Claims				
5% increase	-	(58)	-	(58)
5% decrease	-	58	-	58

1) Amounts net of tax effects.

II.II - Risk concentration

For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels.

	01/01 to 03/31/2022			01/01 to 03/31/2021		
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)
Individuals						
Group accident insurance	237	237	100.0%	210	210	100.0%
Individual accident	40	40	100.0%	43	43	100.0%
Credit Life Insurance	334	334	100.0%	190	190	100.0%
Group Life	335	335	100.0%	275	275	100.0%

III - Market, credit and liquidity risk

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III.I—Market risk Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01—Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increase in the current interest rate or indexer rate and one percentage point in the share price and currency. 03/31/2022 12/31/2021 Class Account Account DV01 DV01 balance balance Government securities National Treasury Notes (NTN-C) 5,345 (3.10) 5,154 (3.05) National Treasury Notes (NTN-B) 6,927 (6.81) 6,094 (6.24) National Treasury Notes (NTN-F) 197 (O. 11) 205 (O. 11) National Treasury Bills (L TN) 166 (0.01) Corporate securities lndexed to IGPM 7 (0.02) 1 ndexed to I PCA 359 (0.36) 355 (0.36) 1 ndexed to PRE 26 23 lndexed to PYG 32 (0.01) 30 (0.01) Shares 933 9 947 9 Post-fixed assets 5,410 6,048 Under agreements to resell 1,773 1,895 Total 21,002 20,924 F-129

III.II - Liquidity Risk

Liquidity risk is identified by ITAÚ UNIBANCO HOLDING as the risk of lack of liquid resources available to cover its current obligations at a given moment. For insurance operations, the liquidity risk is managed continuously by monitoring payment flows against liabilities, compared to the inflows generated by its operations and financial assets portfolio.

Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations.

Liabilities	Assets	03/31/2022			12/31/2021		
Insurance operations	**Backing asset**	Liabilities amounts [1]	Liabilities DU [2]	Assets DU [2]	Liabilities amounts [1]	Liabilities DU [2]	Assets DU [2]
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	3,066	55.7	20.3	2,846	55.6	20.3
IBNR, PDR and PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	940	48.5	26.8	869	48.6	27.0
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	20	17.9	20.3	19	17.9	20.3
Mathematical reserve for benefits to be granted and benefits granted	LFT, repurchase agreements, NTN-B, NTN-C, debentures	19	121.3	28.1	19	122.6	27.4
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	2	149.5	20.3	1	149.5	20.3
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	128	7.0	90.0	129	7.0	90.0
Subtotal	**Subtotal**	**4,175**			**3,883**		
Pension plan, VGBL and individual life operations							
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	67	103.8	76.3	65	103.8	76.3
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	11	16.0	18.5	12	16.0	18.5
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	80	16.0	18.5	79	16.0	18.5
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	27	16.0	18.5	27	16.0	18.5
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	368	16.0	18.5	358	16.0	18.5
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	3,920	103.8	76.4	3,786	103.8	76.4
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	200,808	134.0	55.2	197,897	134.0	55.2
Mathematical reserve for benefits to be granted – traditional	LFT, repurchase agreements, NTN-B, NTN-C, debentures	7,941	195.9	79.8	7,513	195.9	79.8
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	665	195.9	79.8	665	195.9	79.8
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	677	195.9	79.8	691	195.9	79.8
Subtotal	**Subtotal**	**214,564**			**211,093**		
Total technical reserves	**Total backing assets**	**218,739**			**214,976**		

1) Gross amounts of Credit Rights, Deposits in Guarantee and Reinsurance.
2) DU = Duration in months.

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III.III - Credit Risk

III.III.I - Reinsurers

Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates.

We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING´s subsidiaries to reinsurance companies:

- **Insurance Operations:** reinsurance premiums operations are entirely represented by: IRB Brasil Resseguros S.A. with 44% (38% at 12/31/2021), Mapfre Re do Brasil Companhia de Resseguros with 23% (36% at 12/31/2021), Austral Resseguradora S.A. with 28% (4% at 12/31/2021), Everest Reinsurance Company with 5% and RGA Global Reinsurance Company LTD with 22% at 12/31/2021.

- **Private Pension Operations:** related to reinsurance premiums are entirely represented by Mapfre Re do Brasil Companhia de Resseguros with 60% and RGA Global Reinsurance Company LTD with 40% (same percentages (%) observed at 12/31/2021).

III.III.II - Premiums Receivable

ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations.

III.III.III - Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	03/31/2022				
	Financial Assets at Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (1)	Financial assets at fair value through other comprehensive income	Total
Low	4,310	25,399	188,971	510	219,190
Medium	-	-	10	-	10
High	-	-	3	-	3
Total	**4,310**	**25,399**	**188,984**	**510**	**219,203**
%	**2.0%**	**11.6%**	**86.2%**	**0.2%**	

1) Includes Derivatives in the amount of R$ 3,784.

	12/31/2021				
	Financial Assets at Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (1)	Financial assets at fair value through other comprehensive income	Total
Low	4,062	11,401	188,480	587	204,530
Medium	-	-	1	-	1
High	-	-	10	-	10
Total	**4,062**	**11,401**	**188,491**	**587**	**204,541**
%	**2.0%**	**5.6%**	**92.1%**	**0.3%**	

1) Includes Derivatives in the amount of R$ 2,946.

F-131

Note 33—Supplementary information a) Acquisition of Ideal Holding Financeira S.A. On January 13, 2022, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 50.1% of IDEAL’s total voting capital for approximately R$ 650, then holding the company’s control. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL’s capital. IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform. The management and development of IDEAL’s business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, according to the terms and conditions of the Shareholders’ Agreement for this transaction and ITAÚ UNIBANCO HOLDING will not have exclusivity in the provision of services. The effective acquisitions and financial settlements will occur after the required regulatory approvals. b) “Coronavirus” COVID-19 relief efforts ITAÚ UNIBANCO HOLDING monitors the economic effects of this COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up. The Executive Committee established an intensified agenda to manage the crisis, which is responsible for the monitoring the pandemic and its impacts on its operations, in addition to the government actions to mitigate the effects of this pandemic. In Brazil, measures were taken to mitigate the impacts caused by COVID-19 throughout 2020 and 2021, by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly: i) CMN Resolution No. 4,782/20, and amendments made by CMN Resolutions No. 4,791/20 and No. 4,856/20, which established, for a determined period of time, criteria for characterization of restructuring of loan operations. ii) CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE), which contracting term ended in the fourth quarter of 2020. iii) CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE). iv) CMN Resolution No. 4,937/21 which regulates the Credit Incentive Program (PEC) established by Provisional Measure No. 1,057/21, with conditions similar to those of the CGPE and contracting term scheduled until December 31, 2021. v) Law No. 13,999/20, and amendments made by Law No. 14,161/21, that instituted the National Support Program for Micro and Small Companies (PRONAMPE) with the purpose of developing and strengthening small businesses. vi) Law No. 14,042/20 that established the Emergency Program for Access to Credit (PEAC), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The PEAC has two modalities: Emergency Program for Access to Credit in the modality of guarantee (PEAC-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (PEAC-Maquininha). vii) Law No. 14,148/21 which established the Emergency Program for the Recovery of the Events Sector (PERSE), which aims at creating conditions for the events sector to mitigate losses arising from the state of calamity and the Guarantee Program for Critical Sectors (PGSC), guaranteeing loan operations contracted within 180 days after the law becomes effective. ITAÚ UNIBANCO HOLDING identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements: F-132

(a) Increase in 2021 in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, PRONAMPE, PEAC-FGI and CGPE, which balance in March 2022 is R$ 19,562. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing. (b) With the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In March 2020, the Program 60+ was established, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions. (c) 0.87% decrease at the current period in applications of renegotiation and extension of terms for loan operations as the economic situation changed. (d) The allowance for loan losses in the amount of R$ 45,953 was affected due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING adopts the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, in view of the pandemic, a weighting in the economic scenarios was added. In March 2022, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCO HOLDING accounted for 189% as compared to 193% in December 2021. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client’s rating), provisioning presented an increase of 3.7% at the current period. The credit risk governance allowed ITAÚ UNIBANCO HOLDING a quick response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums. (e) The pandemic reduced the projections of taxable income, however, it was not responsible for the generation of tax loss and social contribution loss carry forwards in ITAÚ UNIBANCO HOLDING. In the period, there were no significant impacts of the pandemic in the recognition of deferred income tax and social contribution in ITAÚ UNIBANCO HOLDING. (f) Increase in expenses with claims related to COVID-19 of R$ 19 in the period, mainly related to credit life and life insurance. There was a reduction in the face-to-face service staff and an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Employees in the central management, service centers and digital branches are substantially working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING maintains its operating activities. In order to reduce the effects of the crisis and ensure the employee’s health and safety, self-declaration was encouraged for employees who consider themselves at risk and those who cannot work remotely were put on vacation. Additionally, a process of communication and transparency with employees was established through e-mails, internal employee’s portal and periodic videos prepared by our Chief Executive Officer communicating news related to COVID-19. At the branches, masks were delivered to all employees who work in customer service, acrylic protections were implemented and cleaning protocols were reviewed. The adaptation of ITAÚ UNIBANCO HOLDING in the crisis is the result not only of investments in technology, which allows for these virtual interactions, but also of investments in flexibility in the work environment, such as work from home, communities integrated between different areas of the bank and new layouts in the administrative centers that promote the employees’ mobility. In February 2021, the “Todos pela Saúde” initiative was formalized as an Institute, and ongoing actions are being maintained. The mission of the “Todos pela Saúde” Institute is to contribute to strengthening and innovation in the health surveillance area in Brazil. The activities to be developed include both research funding and genomic (or metagenomic) surveys, in addition to the training of field epidemiologists. F-133

In April 2021, ITAÚ UNIBANCO HOLDING worked together with competitors to combat hunger resulting from the pandemic and the economic crisis. ITAÚ UNIBANCO HOLDING contributed for the purchase and distribution of food staples.

c) Reconciliation of net income and stockholders' equity

The Individual Financial Statements of Itaú Unibanco Holding S.A. are prepared in accordance with the Accounting Standard of Institutions Regulated by the Central Bank of Brazil (Cosif) differently from these Consolidated Financial Statements, which are prepared adopting the international accounting standard in accordance with the pronouncements issued by the International Accounting Standards Board (IASB). Below is the reconciliation of Itaú Unibanco Holding S.A. to ITAÚ UNIBANCO HOLDING in compliance with CMN Resolution No. 4,818/20:

	Net income		Stockholders' equity	
	01/01 to 03/31/2022	01/01 to 03/31/2021	03/31/2022	12/31/2021
ITAÚ UNIBANCO HOLDING INDIVIDUAL - BRGAAP	**6,993**	**5,405**	**144,690**	**144,564**
Expected loss - Loan and lease operations and other financial assets (1)	(53)	269	3,389	3,443
Adjustment to fair value of financial assets (2)	(621)	(374)	(889)	(1,138)
Criteria for write-off of financial assets (3)	102	2	2,023	1,921
Reversal for amortization of goodwill	141	202	3,059	3,008
Adjustment to fair value of derivatives (4)	469	445	969	500
Conversion adjustments of foreign investments	(421)	(17)	(321)	64
Other	41	(248)	(54)	502
ITAÚ UNIBANCO HOLDING - IFRS	**6,651**	**5,684**	**152,866**	**152,864**

1) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99.
2) Under IFRS, stocks and quotas were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9.
3) Criterion for write-off of financial assets on IFRS considers the recovery expectative.
4) Recognition of the fair value of derivative financial instruments that were used as a hedge instrument for held to maturity securities, which hedge accounting structure is not set forth in the IFRS.

Note 34 - Subsequent Event

Organization of Joint Venture - Totvs Techfin S.A.

On April 12, 2022, ITAÚ UNIBANCO HOLDING entered into with TOTVS S.A. (TOTVS) for the organization of a joint venture, preliminarily called Totvs Techfin S.A. (TECHFIN), which will combine technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.

TOTVS will contribute with the assets of its current TECHFIN operation to the company of which ITAÚ UNIBANCO HOLDING will become a partner with a 50% ownership interest in capital, and each partner may appoint half of the members of the Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO HOLDING will pay TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after five years upon achievement of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCO HOLDING will contribute with the funding commitment for current and future operations, credit expertise and development of new products at TECHFIN.

The effective acquisition and financial settlement will occur after the required regulatory approvals.

Second acquisition of XP Inc.

F-134

The original agreement sets forth the acquisition of an additional ownership interest in XP Inc. by ITAÚ UNIBANCO HOLDING, equivalent to 11.36% interest in XP Inc.’s capital, for the amount of R$ 8 billion, approved by BACEN and regulatory bodies abroad, the later approval on April 13, 2022. The acquisition was effective on April 29, 2022. F-135